UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 0-24566-01

MB FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Maryland	36-4460265
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
800 West Madison Street, Chicago, Illinois	60607
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (888) 422-6562

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting shares held by non-affiliates of the Registrant was approximately $722,242,874 as of June 30, 2008, the last business day of the Registrant's most recently completed second fiscal quarter. Solely for the purpose of this computation, it has been assumed that executive officers and directors of the Registrant are "affiliates".

There were issued and outstanding 34,934,157 shares of the Registrant's common stock as of February 27, 2009.

DOCUMENTS INCORPORATED BY REFERENCE:

Document	Part of Form 10-K
Portions of the definitive Proxy Statement to be used in conjunction with the Registrant's 2009 Annual Meeting of Stockholders.	Part III

MB FINANCIAL, INC. AND SUBSIDIARIES

FORM 10-K

December 31, 2008

INDEX

PART I

Item 1. Business

Special Note Regarding Forward-Looking Statements

When used in this Annual Report on Form 10-K and in other filings with the Securities and Exchange Commission, in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "believe," "will," "should," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "plans," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These statements may relate to MB Financial, Inc.'s future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial items. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.

Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following (1) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses, which could necessitate additional provisions for loan losses; (2) competitive pressures among depository institutions; (3) interest rate movements and their impact on customer behavior and net interest margin; (4) the impact of repricing and competitors' pricing initiatives on loan and deposit products; (5) fluctuations in real estate values; (6) the ability to adapt successfully to technological changes to meet customers' needs and developments in the market place; (7) our ability to realize the residual values of our direct finance, leveraged, and operating leases; (8) our ability to access cost-effective funding; (9) changes and volatility in financial markets; (10) changes in economic conditions in general and in the Chicago metropolitan area in particular; (11) the costs, effects and outcomes of litigation; (12) new legislation or regulatory changes, including but not limited to changes in federal and/or state tax laws or interpretations thereof by taxing authorities and other governmental initiatives affecting the financial services industry; (13) changes in accounting principles, policies or guidelines; (14) our future acquisitions of other depository institutions or lines of business.

We do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

General

MB Financial, Inc., headquartered in Chicago, Illinois, is a financial holding company with 72 banking offices located primarily in the Chicago area. The words "MB Financial," "the Company," "we," "our" and "us" refer to MB Financial, Inc. and its wholly owned subsidiaries, unless we indicate otherwise. Our primary market is the Chicago metropolitan area, in which we operate 71 banking offices through our bank subsidiary, MB Financial Bank, N.A. (MB Financial Bank). MB Financial Bank also has one banking office in the city of Philadelphia. Through MB Financial Bank, we offer a broad range of financial services primarily to small and middle market businesses and individuals in the markets that we serve. Our primary lines of business include commercial banking, retail banking and wealth management. As of December 31, 2008, we had total assets of $8.8 billion, deposits of $6.5 billion, stockholders' equity of $1.1 billion, an asset management and trust department with approximately $3.3 billion in assets under management, including approximately $702.1 million that represents our own investment accounts under management, and a broker/dealer subsidiary, Vision Investment Services, Inc., with $479.2 million in assets under administration.

We were incorporated as a Maryland corporation in 2001 as part of the merger of MB Financial, Inc., a Delaware corporation (which we sometimes refer to as Old MB Financial) and MidCity Financial Corporation (MidCity Financial). This all-stock, merger-of-equals transaction, which we accounted for as pooling-of-interests, was completed on November 6, 2001 through the merger of Old MB Financial and MidCity Financial into our newly-formed company to create the presently existing MB Financial, Inc.

We have continued to grow subsequent to the Old MB Financial-MidCity Financial merger. In April 2002, we acquired First National Bank of Lincolnwood, based in Lincolnwood, Illinois, and its parent, First Lincolnwood Corporation, for approximately $35.0 million in cash. In August 2002, we acquired Chicago-based LaSalle Systems Leasing, Inc. and its affiliated company, LaSalle Equipment Limited Partnership (which we sometimes refer to below collectively as "LaSalle") for consideration comprised of $5.0 million of our common stock and cash of $30.7

million paid at the time of closing, plus deferred payments of $3.5 million that were tied to LaSalle's operating results for the four-year period subsequent to the acquisition date. In February 2003, we acquired South Holland Trust & Savings Bank, based in South Holland, Illinois, and its parent, South Holland Bancorp, Inc., for $93.1 million in cash. In May 2004, we acquired First Security Federal Savings Bank, based in Chicago, Illinois, and its parent, First SecurityFed Financial, Inc., for $140.2 million. The purchase price was paid through a combination of cash and our common stock totaling $73.3 million and $66.9 million, respectively. In August 2006, we acquired Oak Brook Bank, based in Oak Brook, Illinois, and its parent First Oak Brook Bancshares, Inc. (FOBB), for $371.0 million. The purchase price was paid through a combination of cash and our common stock totaling $74.1 million and $296.9 million, respectively. First National Bank of Lincolnwood, South Holland Trust & Savings Bank, First Security Federal Savings Bank, and Oak Brook Bank, had assets of approximately $227.5 million, $560.3 million, $576.0 million, and $2.6 billion, respectively, as of their acquisition dates, and all were merged into MB Financial Bank. In April 2008, we purchased an 80% interest in Cedar Hill Associates, LLC (Cedar Hill), an asset management firm located in Chicago, Illinois, with approximately $960 million in assets under management.

In May 2003, we sold Abrams Centre National Bank (Abrams), based in Dallas, Texas, and its parent Abrams Centre Bancshares, Inc., for $16.3 million in cash. Abrams, a former subsidiary of MidCity Financial, had assets of approximately $98.4 million as of the sale date.

In November 2007, we sold Union Bank (Union), based in Oklahoma City, Oklahoma, for $76.3 million in cash. Union, a former subsidiary of MidCity Financial, had assets of approximately $398.6 million as of the sale date.

MB Financial Bank, our largest subsidiary, has seven wholly owned subsidiaries with significant operating activities: MB Financial Center LLC; MB Financial Community Development Corporation; MBRE Holdings LLC; LaSalle Systems Leasing, Inc.; Vision Investment Services, Inc.; Cedar Hill Associates, LLC; and Ashland Management LLC.

MB Financial Center LLC is used to manage the real estate activities of our operations center located in Rosemont, Illinois (See Item 2. Properties for additional information).

MB Financial Community Development Corporation engages in community lending and makes equity investments to facilitate the construction and rehabilitation of housing in low-to-moderate income neighborhoods in MB Financial Bank's market area.

MBRE Holdings LLC, a Delaware limited liability company, was established in August 2002 as the holding company of MB Real Estate Holdings LLC, which is also a Delaware limited liability company. MB Real Estate Holdings LLC and MBRE Holdings LLC were established as part of an initiative to enhance our earnings by providing alternative methods of raising capital and funding. The assets of MB Real Estate Holdings LLC consist primarily of 100% participation interests in commercial real estate loans, construction real estate loans, residential real estate loans, commercial loans and lease loans originated by MB Financial Bank and mortgage-backed securities. MB Real Estate Holdings LLC has elected to be taxed as a Real Estate Investment Trust for federal income tax purposes. The management of MBRE Holdings LLC consists of certain officers of MB Financial and MB Financial Bank who receive no compensation from MBRE Holdings LLC or MB Real Estate Holdings LLC.

LaSalle focuses primarily on leasing technology-related equipment to middle market and large "Fortune 1000" businesses located throughout the United States. During the second quarter of 2005, LaSalle, which was the owner of 60% of LaSalle Business Solutions (LBS), purchased from the minority owners the remaining 40% of LBS. LBS specializes in selling and administering third party equipment maintenance contracts as well as technology-related equipment.

Vision Investment Services, Inc. (Vision) is registered with the Securities and Exchange Commission as a broker/dealer, is a member of the National Association of Securities Dealers, is a member of the Securities Investor Protection Corporation, and is a licensed insurance agency. Vision has two wholly owned subsidiaries; Vision Insurance Services, Inc. and Vision Asset Management, Inc. Vision Insurance Services, Inc. is a licensed insurance agency which functions as a distribution firm for certain annuity products, whereas Vision Asset Management, Inc. is a Registered Investment Advisor with the Securities and Exchange Commission. Vision was acquired in connection with our February 2003 acquisition of South Holland Trust & Savings Bank (South Holland). Vision provides both institutional and retail clients with investment and wealth management services. It had $479.2 million in assets under administration at December 31, 2008.

Cedar Hill is an asset management firm located in Chicago, Illinois, with approximately $807.1 million in assets under management at December 31, 2008.

Ashland Management Agency, Inc. holds and/or manages certain properties purchased by the Company.

We also own all of the issued and outstanding common securities of Coal City Capital Trust I, MB Financial Capital Trust II, MB Financial Capital Trust III, MB Financial Capital Trust IV, MB Financial Capital Trust V, MB Financial Capital Trust VI, FOBB Capital Trust I, FOBB Capital Trust III, all statutory business trusts formed for the purpose of issuing trust preferred securities. See Note 13 of the notes to our audited consolidated financial statements for additional information.

Recent Developments

On February 27, 2009, we will pay a cash dividend, distributing $0.12 per share to shareholders of record as of February 13, 2009.

Primary Lines of Business

Our operations are currently managed as one unit and we have one reportable segment. Our chief operating decision-makers use consolidated results to make operating and strategic decisions.

We concentrate on serving small and middle market businesses, leasing companies, and their respective owners. We also serve consumers who live or work near our branches. Through our acquisition program and careful selection of officers and employees, we have positioned ourselves to take a leading role in these attractive niches. We have established three primary lines of business: commercial banking; retail banking; and wealth management. Each is described below.

Commercial Banking. Our commercial banking group focuses on serving small and middle market businesses, primarily located in the Chicago metropolitan area. We provide a full set of credit, deposit, and treasury management products to these companies. In general, our credit products are specifically designed for companies with annual revenues between $5 million and $100 million and credit needs of up to $25 million. We have a broad range of credit products for our target market, including working capital loans and lines of credit; accounts receivable; inventory and equipment financing; industrial revenue bond financing; business acquisition loans; owner occupied real estate loans; and financial, performance and commercial letters of credit. Our deposit and treasury management products are designed for companies with annual revenues up to $500 million and include: internet products for businesses, investment sweep accounts, zero balance accounts, automated tax payments, ATM access, merchant credit card processing, telephone banking, lockbox, automated clearing house transactions, account reconciliation, controlled disbursement, detail and general information reporting, wire transfers, a variety of international banking services, and checking accounts. We also provide a full set of credit, deposit and treasury management services for real estate operators and investors.

Within commercial banking, we also target small and medium size equipment leasing companies located throughout the United States. We have provided lease banking services to these companies for more than three decades. Competition in serving this equipment leasing market generally comes from large banks, finance companies, large industrial companies and some community banks. We compete based upon rapid decision making and excellent service and by providing flexible financial solutions to meet our customers' needs. We provide full banking services to leasing companies by financing the debt portion of leveraged equipment leases (referred to as lease loans), providing short and long-term equity financing and by making working capital and bridge loans. For lease loans, a lessee's credit is often rated as investment grade for its public debt by Moody's, Standard & Poors or the equivalent. If a lessee does not have a public debt rating, they are subject to the same internal credit analysis as any other customer of MB Financial Bank. We also invest directly in equipment that we lease to other companies located throughout the United States (referred to as operating leases). Our operating lease portfolio is made up of various kinds of equipment, generally technology related, such as computer systems, satellite equipment, and general manufacturing equipment. We seek leasing transactions where we believe the equipment leased is integral to the lessee's business, thereby increasing the likelihood of renewal at the end of the lease term.

Additionally, LaSalle, a subsidiary of MB Financial Bank, primarily focuses on leasing technology-related equipment to middle market and large "Fortune 1000" businesses throughout the United States and provides us the additional ability to directly originate leases. LaSalle is a 28-year old organization that banked with MB Financial Bank since its inception, prior to being acquired by us in 2002. LaSalle's experienced leasing personnel enhance our ability to originate leases, and expand the products that we offer our commercial banking customers.

Retail Banking. The target market for our retail banking group is individuals who live or work near our banking offices. We offer a full set of personal banking products to these individuals, including checking accounts, savings accounts, NOW and money market accounts, time deposit accounts, secured and unsecured consumer loans, residential mortgage loans, Internet banking and a variety of fee for service products, such as money orders and travelers' checks. As our customers' needs change, we adjust our product offerings accordingly, and develop new products to differentiate ourselves from our competitors. To offer our customers additional convenience, beginning in 2005, we expanded our banking hours (including Sundays in some locations), provided a 7:00 PM cut-off time for deposits to accelerate cash availability for our customers, and introduced our ATM Freedom product that allows free ATM transactions anytime and anywhere in the world. In 2008, we opened a limited number of supermarket branches in the Chicago metropolitan area.

Wealth Management. Our Wealth Management Group provides coordinated and integrated delivery of investment management, trust, brokerage and private banking services. Our asset management and trust department offers a wide range of financial services, including personal trust, investment management, custody, estate settlement, guardianship, tax-deferred exchange and retirement plan services. Our private banking department provides qualified clients with personalized, "high touch" banking products and services, including a private banker as a single point of contact for all their financial needs. MB Financial Bank subsidiaries Cedar Hill Associates and Vision Investment Services provide clients with non-FDIC insured investment alternatives and insurance products.

Lending Activities

General. We are primarily a commercial lender and our loan portfolio consists primarily of loans to businesses or for business purposes.

Commercial Lending. We make commercial loans to small and middle market businesses most often located in the Chicago area. Borrowers tend to be privately owned and are generally manufacturers, wholesalers, distributors, long-term health care operators and service providers. Loan products offered are primarily working capital and term loans and lines of credit that help our customers finance accounts receivable, inventory and equipment. We also offer financial, performance and commercial letters of credit. Commercial loans secured by owner occupied real estate are classified as commercial real estate loans in the loan portfolio composition table in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 6 to the audited consolidated financial statements in "Item 8. Financial Statements and Supplementary Data". Most commercial loans are short-term in nature, being one year or less, with the maximum term generally being five years. Our commercial loans typically range in size from $500 thousand to $15 million.

Lines of credit for customers are typically secured, established for one year or less, and are subject to renewal upon a satisfactory review of the borrower's financial statements and credit history. Secured short-term commercial business loans are usually collateralized by accounts receivable, inventory, equipment and/or real estate. Such loans are typically, but not always, guaranteed by the owners of the business. Collateral securing commercial loans may depreciate over time, be difficult to appraise and fluctuate in value based on the success of the business. In addition, in the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect the amounts due from its customers. Accordingly, we make our commercial loans primarily based on the historical and expected cash flow of the borrower and secondarily on underlying collateral provided by the borrower.

Commercial Real Estate Lending. We originate commercial real estate loans that are generally secured by multi-unit residential property and owner and non-owner occupied commercial and industrial property. We also make loans to finance the acquisition and development of land for residential, retail, and industrial uses. Longer term commercial real estate loans are generally made at fixed rates, although some have interest rates that change based on our Reference Rate or LIBOR. Generally, terms of up to twenty-five years are offered on fully amortizing loans, but most loans are structured with a balloon payment at the end of five years. For our fixed rate loans with maturities greater than five years, we may enter into an interest rate swap agreement with a third party to mitigate interest rate risk. In deciding whether to make a commercial real estate loan, we consider, among other things, the experience and qualifications of the borrower as well as the value and cash flow of the underlying property. Some factors considered are net operating income of the property before debt service and depreciation, the debt service coverage ratio (the ratio of the property's net cash flow to debt service requirements), the global cash flows of the borrower, the ratio of the loan amount to the appraised value and the overall creditworthiness of the prospective borrower. Our commercial real estate loans typically range in size from $250 thousand to $20 million.

Commercial real estate lending typically involves higher principal amounts than other types of loans and the repayment of such a loan is often dependent on the successful operations of the property securing the loan or the business conducted on the property securing the loan. These loans may therefore be more adversely affected by conditions in real estate markets or in the economy in general. For example, if the cash flow from the borrower's project is reduced due to leases not being obtained, renewed or modified from their original terms, the borrower's ability to repay a loan may be impaired. In addition, many commercial real estate loans are not fully amortized over the loan period, but have balloon payments due at maturity. A borrower's ability to make a balloon payment typically will depend on their ability to either refinance the loan or complete a timely sale of the underlying property.

Construction Real Estate. We provide construction loans for the acquisition and development of land for further improvement of condominiums, townhomes, and one-to-four family residences. We also provide acquisition, development and construction loans for retail and other commercial purposes, primarily in our market areas. With regard to construction lending, there were fewer new loans made during 2008 compared to prior years due to the economic environment. Construction lending can involve a higher level of risk than other types of lending because funds are advanced partially based upon the value of the project, which is uncertain prior to the project's completion. Because of the uncertainties inherent in estimating construction costs as well as the market value of a completed project and the effects of governmental regulation of real property, our estimates with regards to the total funds required to complete a project and the related loan-to-value ratio may vary from actual results. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property or refinance the indebtedness. If our estimate of the value of a project at completion proves to be overstated, we may have inadequate security for repayment of the loan and we may incur a loss.

Lease Loans. We lend money to small and mid-size independent leasing companies to finance the debt portion of leases (which we refer to as lease loans). A lease loan arises when a leasing company discounts the equipment rental revenue stream owed to the leasing company by a lessee. Lease loans generally are non-recourse to the leasing company, and, consequently, our recourse is limited to the lessee and the leased equipment. For this reason, we underwrite lease loans by examining the creditworthiness of the lessee rather than the lessor. Generally, lease loans are secured by an assignment of lease payments and a security interest in the equipment being leased. As with commercial loans secured by equipment, equipment securing our lease loans may depreciate over time, may be difficult to appraise and may fluctuate in value. We rely on the lessee's continuing financial stability, rather than the value of the leased equipment, for repayment of all required amounts under lease loans. In the event of default, it is unlikely that the proceeds from the sale of leased equipment will be sufficient to satisfy the outstanding unpaid amounts under terms of the lease loan.

The lessee acknowledges the bank's security interest in the leased equipment and normally agrees to send lease payments directly to us. Lessees tend to be Fortune 1000 companies and have an investment grade public debt rating by Moody's or Standard & Poors or the equivalent, though, we also provided credit to below investment grade and non-rated companies as well. If the lessee does not have a public debt rating, they are subject to the same internal credit analysis as any other customer. Lease loans almost always are fully amortizing, with maturities typically ranging from three to five years. Loan interest rates are fixed.

We also invest directly in equipment leased to other companies (which we refer to as operating leases). The profitability of these investments depends, to a great degree, upon our ability to realize the residual values of this equipment. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies-Residual Value of Our Direct Finance, Leveraged and Operating Leases."

Residential Real Estate. We also originate fixed and adjustable rate residential real estate loans secured by one to four family homes. Terms of first mortgages range from five to thirty years. Terms for second mortgages range from five to ten years. In deciding whether to make a residential real estate loan, we consider the qualifications of the borrower as well as the value of the underlying property. Our general practice is to sell the majority of our newly originated fixed-rate residential real estate loans shortly after they are funded, and to hold in portfolio the majority of adjustable rate residential real estate loans.

Consumer Lending. Our consumer loan portfolio is primarily focused on home equity lines of credit, fixed-rate second mortgage loans, indirect vehicle loans, and to a lesser extent, direct motorcycle loans and secured and unsecured consumer loans. Home equity lines of credit are generally extended up to 80% of the appraised value of the property, less existing liens. Indirect vehicle loans represent consumer loans made primarily through a network of Harley Davidson motorcycle dealers in 44 states. To a lesser extent we originate consumer loans for other motorcycle dealers and a few local auto dealerships. Consumer loans typically have shorter terms and lower balances with higher yields as compared to residential real estate loans, but carry a higher risk of default. Terms for second mortgages typically range from five to ten years. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus, are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on these loans.

Foreign Operations

MB Financial Bank holds certain commercial real estate loans, residential real estate loans, other loans and mortgage-backed investment securities in a real estate investment trust through its wholly owned subsidiary MBRE Holdings LLC headquartered and domiciled in Freeport, The Bahamas. MBRE Holdings LLC and its subsidiary, MB Real Estate Holdings LLC, were established in August 2002 to provide us with alternative methods for raising capital and funding. We do not engage in operations in any other foreign countries.

Competition

We face substantial competition in all phases of our operations, including deposit gathering and loan origination, from a variety of competitors. Commercial banks, savings institutions, brokerage firms, credit unions, mutual fund companies, insurance companies and specialty finance companies all compete with us for new and existing customers. Several national financial institutions have commenced aggressive de novo branching plans that have heightened competitive pressures in our market areas. Our bank competes by providing quality services to our customers, ease of access to our facilities, convenient hours and competitive pricing of services (including interest rates paid on deposits, interest rates charged on loans and fees charged for other non-interest related services).

Personnel

As of December 31, 2008, we and our subsidiaries employed a total of 1,342 full-time equivalent employees. We consider our relationship with our employees to be good.

Supervision and Regulation

We, our subsidiary bank, and its subsidiaries, are subject to an extensive system of banking and securities laws and regulations that are intended primarily for the protection of customers and depositors and not for the protection of security holders. These laws and regulations govern such areas as capital, permissible activities, allowance for loan losses, loans and investments, and rates of interest that can be charged on loans. Described below are elements of selected laws and regulations. The descriptions are not intended to be complete and are qualified in their entirety by reference to the full text of the statutes and regulations described.

Holding Company Regulation. As a bank holding company and financial holding company, we are subject to comprehensive regulation by the Board of Governors of the Federal Reserve System, frequently referred to as the Federal Reserve Board, under the Bank Holding Company Act of 1956, as amended by the Gramm-Leach-Bliley Act of 1999. We must file reports with the Federal Reserve Board and such additional information as the Federal Reserve Board may require, and our holding company and non-banking affiliates are subject to examination by the Federal Reserve Board. Under Federal Reserve Board policy, a bank holding company must serve as a source of strength for its subsidiary banks. Under this policy, the Federal Reserve Board may require, and has required in the past, a holding company to contribute additional capital to an undercapitalized subsidiary bank. The Bank Holding Company Act provides that a bank holding company must obtain Federal Reserve Board approval before:

- Acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares);

- Acquiring all or substantially all of the assets of another bank or bank holding company; or

- Merging or consolidating with another bank holding company.

The Bank Holding Company Act generally prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities permitted by the Federal Reserve Board includes, among other things: lending; operating a savings institution, mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing certain investment and financial advice; underwriting and acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, non-operating basis; selling money orders, travelers' checks and United States Savings Bonds; real estate and personal property appraising; providing tax planning and preparation services; and, subject to certain limitations, providing securities brokerage services for customers. These activities may also be affected by federal legislation.

In November 1999, the Gramm-Leach-Bliley Act became law. The Gramm-Leach-Bliley Act is intended to, among other things; facilitate affiliations among banks, securities firms, insurance firms and other financial companies. To further this goal, the Gramm-Leach-Bliley Act amended portions of the Bank Holding Company Act of 1956 to authorize bank holding companies, such as us, directly or through non-bank subsidiaries to engage in securities, insurance and other activities that are financial in nature or incidental to a financial activity. In order to undertake these activities, a bank holding company must become a "financial holding company" by submitting to the appropriate Federal Reserve Bank a declaration that the company elects to be a financial holding company and a certification that all of the depository institutions controlled by the company are well capitalized and well managed. We submitted the declaration of our election to become a financial holding company with the Federal Reserve Bank of Chicago in June 2002, and our election became effective in July 2002.

Depository Institution Regulation. Our bank subsidiary is subject to regulation by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. This regulatory structure includes:

- Real estate lending standards, which provide guidelines concerning loan-to-value ratios for various types of real estate loans;
- Risk-based capital rules, including accounting for interest rate risk, concentration of credit risk and the risks posed by non-traditional activities;
- Rules requiring depository institutions to develop and implement internal procedures to evaluate and control credit and settlement exposure to their correspondent banks;
- Rules restricting types and amounts of equity investments; and
- Rules addressing various safety and soundness issues, including operations and managerial standards, standards for asset quality, earnings and compensation standards.

Capital Adequacy. The Federal Reserve Board, Office of the Comptroller of the Currency and Federal Deposit Insurance Corporation have issued substantially similar risk-based and leverage capital guidelines applicable to bank holding companies and banks. In addition, these regulatory agencies may from time to time require that a bank holding company or bank maintain capital above the minimum levels, based on its financial condition or actual or anticipated growth.

The Federal Reserve Board's risk-based guidelines establish a two-tier capital framework. Tier 1 capital generally consists of common stockholders' equity, retained earnings, a limited amount of qualifying perpetual preferred stock, qualifying trust preferred securities and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and certain intangibles. Tier 2 capital generally consists of certain hybrid capital instruments and perpetual debt, mandatory convertible debt securities and a limited amount of subordinated debt, qualifying preferred stock, loan loss allowance, and unrealized holding gains on certain equity securities. The sum of Tier 1 and Tier 2 capital represents qualifying total capital, at least 50% of which must consist of Tier 1 capital.

Risk-based capital ratios are calculated by dividing Tier 1 and total capital by risk-weighted assets. Assets and off-balance sheet exposures are assigned to one of four categories of risk-weights, based primarily on relative credit risk. The minimum Tier 1 risk-based capital ratio is 4% and the minimum total risk-based capital ratio is 8%. Our Tier 1 and total risk-based capital ratios under these guidelines at December 31, 2008 were 12.07% and 14.08%, respectively.

The Federal Reserve Board's leverage capital guidelines establish a minimum leverage ratio determined by dividing Tier 1 capital by adjusted average total assets. The minimum leverage ratio is 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At December 31, 2008, we had a leverage ratio of 9.85%.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991, among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within these categories. This act imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of five percent of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, the Federal Deposit Insurance Corporation Improvement Act requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet these standards.

The various federal regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by the Federal Deposit Insurance Corporation Improvement Act, using the total risk-based capital, Tier 1 risk-based capital and leverage capital ratios as the relevant capital measures. These regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well capitalized" institution must have a Tier 1 risk-based capital ratio of at least 6%, a total risk-based capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive or order. An institution is "adequately capitalized" if it has a Tier 1 risk-based capital ratio of at least 4%, a total risk-based capital ratio of at least 8% and a leverage ratio of at least 4% (3% in certain circumstances). An institution is “undercapitalized” if it has a Tier 1 risk-based capital ratio of less than 4%, a total risk-based capital ratio of less than 8% or a leverage ratio of less than 4% (3% in certain circumstances). An institution is "significantly undercapitalized" if it has a Tier 1 risk-based capital ratio of less than 3%, a total risk-based capital ratio of less than 6% or a leverage ratio of less than 3%. An institution is "critically undercapitalized" if its tangible equity is equal to or less than 2% of total assets. Generally, an institution may be reclassified in a lower capitalization category if it is determined that the institution is in an unsafe or unsound condition or engaged in an unsafe or unsound practice.

As of December 31, 2008, our subsidiary bank met the requirements to be classified as “well-capitalized.”

Dividends. The Federal Reserve Board's policy is that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition, and that it is inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, a bank that is classified under the prompt corrective action regulations as "undercapitalized" will be prohibited from paying any dividends.

On December 5, 2008, as part of the Troubled Asset Relief Program (“TARP”) Capital Purchase Program of the United States Department of the Treasury (“Treasury”), the Company sold to Treasury 196,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), having a liquidation preference amount of $1,000 per share, for a purchase price of $196.0 million in cash and (ii) issued to Treasury a ten-year warrant to purchase 1,012,048 shares of the Company’s common stock at an exercise price of $29.05 per share.

The securities purchase agreement between us and Treasury provides that prior to the earlier of (i) December 5, 2011 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) pay a quarterly cash dividend on our common stock of more than $0.18 per share or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock, other than the Series A Preferred Stock, or trust preferred securities. In addition, under the terms of the Series A Preferred Stock, we may not pay dividends on our common stock at any time we are in arrears on the dividends payable on the Series A Preferred Stock. Dividends on the Series A Preferred Stock are payable quarterly at a rate of 5% per annum for the first five years and a rate of 9% per annum thereafter if not redeemed prior to that time.

Our primary source for cash dividends is the dividends we receive from our subsidiary bank. Our bank is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. A national bank must obtain the approval of the Office of the Comptroller of the Currency prior to paying a dividend if the total of all dividends declared by the national bank in any calendar year will exceed the sum of the bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus.

Federal Deposit Insurance Reform. The FDIC currently maintains the Deposit Insurance Fund (the "DIF"), which was created in 2006 in the merger of the Bank Insurance Fund and the Savings Association Insurance Fund. The deposit accounts of our subsidiary bank are insured by the DIF to the maximum amount provided by law. This insurance is backed by the full faith and credit of the United States Government.

As insurer, the FDIC is authorized to conduct examinations of and to require reporting by DIF-insured institutions. It also may prohibit any DIF-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the DIF. The FDIC also has the authority to take enforcement actions against insured institutions.

The FDIC's regulations for risk-based deposit insurance assessments establish four Risk Categories. The FDIC regards well-capitalized institutions that are financially sound with only a few minor weaknesses, including MB Financial Bank, as Risk Category I. Risk Categories II, III and IV present progressively greater risks to the DIF and pay progressively higher rates. For the first quarter of 2009, Risk Category I institutions will pay quarterly assessments for deposit insurance at annual rates of 12 to 14 basis points. With advance notice to insured institutions, rates are subject to change. Within Risk Category I, the precise rate for an individual institution with less than $10 billion in assets is generally determined by a formula using CAMELS ratings, which are assigned in examinations, and financial ratios. A different method applies for larger institutions. The rate for an individual institution is applied to its assessment base, consisting generally of its deposit liabilities subject to certain adjustments.

In an effort to restore capitalization levels and to ensure the DIF will adequately cover projected losses from future bank failures, the FDIC, in October 2008, proposed a rule to alter the way in which it differentiates for risk in the risk-based assessment system and to revise deposit insurance assessment rates, including base assessment rates. For Risk Category I institutions, the FDIC proposes (i) to determine the initial base assessment rate using a combination of weighted-average CAMELS component ratings and the financial ratios method assessment rate (as defined), each equally weighted and (ii) to revise the uniform amount and the pricing multipliers. The FDIC also proposes to introduce three adjustments that could be made to an institution's initial base assessment rate, including (i) a potential decrease of up to 2 basis points for long-term unsecured debt, including senior and subordinated debt, (ii) a potential increase for secured liabilities in excess of 15% of domestic deposits and (iii) for non-Risk Category I institutions, a potential increase for brokered deposits in excess of 10% of domestic deposits. The FDIC also proposes, effective April 1, 2009, initial base assessment rates for Risk Category I institutions of 10 to 14 basis points. After the effect of potential base-rate adjustments, the annualized assessment rate for Risk Category I institutions would range from 8 to 21 basis points. A final rule related to this proposal is expected to be issued during the first quarter of 2009. The Company cannot provide any assurance as to the amount of any proposed increase in its deposit insurance premium rate, should such an increase occur, as such changes are dependent upon a variety of factors beyond the Company's control.

FDIC insurance expense totaled $1.9 million and $664.0 thousand in 2008 and 2007, respectively. FDIC insurance expense includes deposit insurance assessments and Financing Corporation ("FICO") assessments related to outstanding FICO bonds. The FICO is a mixed-ownership government corporation established by the Competitive Equality Banking Act of 1987 whose sole purpose was to function as a financing vehicle for the now defunct Federal Savings & Loan Insurance Corporation. Under the Federal Deposit Insurance Reform Act of 2005, which became law in 2006, MB Financial Bank received a one-time assessment credit of $5.3 million to be applied against future deposit insurance assessments, subject to certain limitations. This credit was utilized to offset $2.1 million of deposit insurance assessments during 2007 and $3.1 million of assessments during 2008. The assessment credits were utilized as of December 31, 2008.

Temporary Liquidity Guarantee Program. On November 21, 2008, the Board of Directors of the FDIC adopted a final rule relating to the Temporary Liquidity Guarantee Program ("TLG Program"). The TLG Program was announced by the FDIC on October 14, 2008, preceded by the determination of systemic risk by the Secretary of the Department of Treasury (after consultation with the President), as an initiative to counter the system-wide crisis in the nation's financial sector. Under the TLG Program the FDIC will (i) guarantee, through the earlier of maturity or

June 30, 2012, certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008, and before June 30, 2009 and (ii) provide full FDIC deposit insurance coverage for non-interest bearing transaction deposit accounts, Negotiable Order of Withdrawal ("NOW") accounts paying less than 0.5% interest per annum and Interest on Lawyers Trust Accounts held at participating FDIC insured institutions through December 31, 2009. Coverage under the TLG Program was available for the first 30 days without charge. The fee assessment for coverage of senior unsecured debt ranges from 50 basis points to 100 basis points per annum, depending on the initial maturity of the debt. The fee assessment for the Transaction Account Guarantee Program is 10 basis points per quarter on amounts in covered accounts exceeding $250,000. On December 5, 2008, the Company elected not to opt-out of either guarantee program. The FDIC has announced that for an additional premium, it will extend the TLG Program through October 2009, but no regulations have been published in proposed or final form.

Transactions with Affiliates. We and our subsidiary bank are affiliates within the meaning of the Federal Reserve Act. The Federal Reserve Act imposes limitations on a bank with respect to extensions of credit to, investments in, and certain other transactions with, its parent bank holding company and the holding company's other subsidiaries. Furthermore, bank loans and extensions of credit to affiliates also are subject to various collateral requirements.

Community Reinvestment Act. Under the Community Reinvestment Act, every Federal Deposit Insurance Corporation-insured institution is obligated, consistent with safe and sound banking practices, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act requires the appropriate federal banking regulator, in connection with the examination of an insured institution, to assess the institution's record of meeting the credit needs of its community and to consider this record in its evaluation of certain applications, such as a merger or the establishment of a branch. An unsatisfactory rating may be used as the basis for the denial of an application and will prevent a bank holding company of the institution from making an election to become a financial holding company.

As of its last examination, MB Financial Bank received a Community Reinvestment Act rating of "outstanding."

Interstate Banking and Branching. The Federal Reserve Board may approve an application of a bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than the bank holding company's home state, without regard to whether the transaction is prohibited by the laws of any state. The Federal Reserve Board may not approve the acquisition of a bank that has not been in existence for the minimum time period (not exceeding five years) specified by the law of the target bank's home state. The Federal Reserve Board also may not approve an application if the bank holding company (and its bank affiliates) controls or would control more than ten percent of the insured deposits in the United States or, generally, 30% or more of the deposits in the target bank's home state or in any state in which the target bank maintains a branch. Individual states may waive the 30% statewide concentration limit. Each state may limit the percentage of total insured deposits in the state that may be held or controlled by a bank or bank holding company to the extent the limitation does not discriminate against out-of-state banks or bank holding companies.

The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether these transactions are prohibited by the law of any state, unless the home state of one of the banks opted out of interstate mergers prior to June 1, 1997. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits these acquisitions. Interstate mergers and branch acquisitions are subject to the nationwide and statewide-insured deposit concentration limits described above.

Privacy Rules. Federal banking regulators, as required under the Gramm-Leach-Bliley Act, have adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to non-affiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to non-affiliated third parties. The privacy provisions of the Gramm-Leach-Bliley Act affect how consumer information is transmitted through diversified financial services companies and conveyed to outside vendors.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001. The President signed the USA Patriot Act of 2001 into law in October 2001. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the "IMLAFA"). The IMLAFA substantially broadens existing anti-money laundering legislation and the extraterritorial jurisdiction of the United States, imposes new compliance and due diligence obligations, creates new crimes and penalties, compels the production of documents located both inside and outside the United States, including those of foreign institutions that have a correspondent relationship in the United States, and clarifies the safe harbor from civil liability to customers. The U.S. Treasury

Department has issued a number of regulations implementing the USA Patriot Act that apply certain of its requirements to financial institutions such as our banking and broker-dealer subsidiaries. The regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. The increased obligations of financial institutions, including us, to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, requires the implementation and maintenance of internal procedures, practices and controls which have increased, and may continue to increase, our costs and may subject us to liability.

As noted above, enforcement and compliance-related activity by government agencies has increased. Money laundering and anti-terrorism compliance is among the areas receiving a high level of focus in the present environment.

Future Legislation and Changes in Regulations. Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and by the various bank regulatory agencies. New legislation and/or changes in regulations could affect us in substantial and unpredictable ways, and increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks and other financial institutions. The likelihood and timing of any proposed legislation or changes in regulations and the impact they might have on us cannot be determined at this time.

Internet Website

We maintain a website with the address www.mbfinancial.com. The information contained on our website is not included as a part of, or incorporated by reference into, this Annual Report on Form 10-K. Other than an investor's own Internet access charges, we make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we have electronically filed such material with, or furnished such material to, the Securities and Exchange Commission.

Item 1A. Risk Factors

An investment in our common stock is subject to risks inherent in our business. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included in this report. In addition to the risks and uncertainties described below, other risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition and results of operations. The value or market price of our common stock could decline due to any of these identified or other risks, and you could lose all or part of your investment.

Changes in economic conditions, particularly a further economic slowdown in the Chicago area, could hurt our business.

Our business is directly affected by market conditions, trends in industry and finance, legislative and regulatory changes, and changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control. In 2007, the housing and real estate sectors experienced an economic slowdown that has continued into 2009. Further deterioration in economic conditions, particularly within the Chicago area, could result in the following consequences, among others, any of which could hurt our business materially:

- loan delinquencies may increase;
- problem assets and foreclosures may increase;
- demand for our products and services may decline; and
- collateral for our loans may decline in value, in turn reducing a customer's borrowing power and reducing the value of assets and collateral securing our loans.

Negative developments in the financial industry and credit markets may continue to adversely impact our financial condition and results of operations.

Negative developments beginning in the latter half of 2007 in the sub-prime mortgage market and the securitization markets for such loans, together with other factors, have resulted in uncertainty in the financial markets in general and a related general economic downturn, which have continued into 2009. In addition, as a consequence of the recession that the United States now finds itself in, business activity across a wide range of industries face serious difficulties due to the lack of consumer spending and the extreme lack of liquidity in the global credit markets. Unemployment has also increased significantly.

As a result of these economic crises, many lending institutions, including us, have experienced declines in the performance of their loans, including construction loans and commercial real estate loans. In addition, the values of real estate collateral supporting many loans have declined and may continue to decline. Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets compared to recent years. These conditions may have a material adverse effect on our financial condition and results of operations. In addition, as a result of the foregoing factors, there is a potential for new laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations. Negative developments in the financial industry and the impact of new legislation and regulations in response to those developments could restrict our business operations, including our ability to originate loans, and adversely impact our results of operations and financial condition. Overall, during the past year, the general business environment has had an adverse effect on our business, and there can be no assurance that the environment will improve in the near term. Until conditions improve, we expect our business, financial condition and results of operations to be adversely affected.

Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system.

The recently enacted Emergency Economic Stabilization Act of 2008 (the "EESA") authorizes the U.S. Treasury Department (the "Treasury") to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies, under a Troubled Asset Relief Program ("TARP"). The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury has allocated $250 billion towards the TARP Capital Purchase Program ("CPP"). Under the CPP, Treasury has purchased preferred equity securities from participating institutions, including $196.0 million of our preferred stock. The EESA also increased federal deposit insurance on most deposit accounts from $100,000 to $250,000. This increase is in place until the end of 2009.

The EESA followed, and has been followed by, numerous actions by the Board of Governors of the Federal Reserve System, the U.S. Congress, Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the sub-prime meltdown that commenced in 2007. These measures include homeowner relief that encourage loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. In addition, Treasury recently announced its Financial Stability Plan to attack the current credit crisis, and President Obama has signed into law the American Recovery and Reinvestment Act (the "ARRA"). The purpose of these legislative and regulatory actions is to stabilize the U.S. banking system, improve the flow of credit and foster an economic recovery. The regulatory and legislative initiatives described above may not have their desired effects, however. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital, if needed or desired, and on our business, financial condition and results of operations.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.

Lending money is a substantial part of our business. Every loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

- cash flow of the borrower and/or the project being financed;
- the changes and uncertainties as to the future value of the collateral, in the case of a collateralized loan;
- the credit history of a particular borrower;
- changes in economic and industry conditions; and
- the duration of the loan.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, which we believe is appropriate to provide for probable losses in our loan portfolio. The amount of this allowance is determined by our management through a periodic review and consideration of several factors, including, but not limited to:

- our general reserve, based on our historical default and loss experience;
- our specific reserve, based on our evaluation of non-performing loans and their underlying collerateral; and
- current macroeconomic factors and model imprecision factors.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on our financial condition and results of operations.

As of December 31, 2008, approximately 85% of our loan portfolio consisted of commercial-related credits, consisting of commercial loans, commercial loans collateralized by the assignment of lease payments, commercial real estate loans and construction loans. See "Item 1. Business—Lending Activities."

Changes in interest rates may reduce our net interest income.

Like other financial institutions, our consolidated operating results are largely dependent on our net interest income. Net interest income is the difference between interest earned on loans and investments and interest expense incurred on deposits and other borrowings. Our net interest income is impacted by changes in market rates of interest, changes in credit spreads, changes in the shape of the yield curve, the interest rate sensitivity of our assets and liabilities, and prepayments on our loans and investments.

Our interest earning assets and interest bearing liabilities may react in different degrees to changes in market interest rates. Interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types may lag behind. The result of these changes to rates may result in differing spreads on interest earning assets and interest bearing liabilities. While we take measures intended to manage the risks from changes in market interest rates, we cannot control or accurately predict changes in market rates of interest or be sure our protective measures are adequate.

We pursue acquisitions to supplement internal growth.

We pursue a strategy of supplementing internal growth by acquiring other financial institutions that will help us fulfill our strategic objectives and enhance our earnings. There are risks associated with this strategy, however, including the following:

- We may be exposed to potential asset quality issues or unknown or contingent liabilities of the banks or businesses we acquire. If these issues or liabilities exceed our estimates, our earnings and financial condition may be adversely affected;

- Prices at which acquisitions can be made fluctuate with market conditions. We have experienced times during which acquisitions could not be made in specific markets at prices our management considered acceptable and expect that we will experience this condition in the future in one or more markets;

- The acquisition of other entities generally requires integration of systems, procedures and personnel of the acquired entity in order to make the transaction economically feasible. This integration process is complicated and time consuming and can also be disruptive to the customers of the acquired business. If the integration process is not conducted successfully and with minimal effect on the acquired business and its customers, we may not realize the anticipated economic benefits of particular acquisitions within the expected time frame, and we may lose customers or employees of the acquired business;

- We may borrow funds to finance an acquisition, thereby increasing our leverage and diminishing our liquidity; and

- We have completed various acquisitions and opened additional banking offices in the past few years that enhanced our rate of growth. We may not be able to continue to sustain our past rate of growth or to grow at all in the future.

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our existing capital resources will satisfy our capital requirements for the foreseeable future. We may at some point need to raise additional capital to support continued growth or losses, both internally and through acquisitions.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot make assurances of our ability to raise additional capital if needed, or if the terms will be acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Our wholesale funding sources may prove insufficient to replace deposits or support our future growth.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. As we continue to grow, we may become more dependent on these sources, which include brokered certificates of deposit, repurchase agreements, federal funds purchased, Federal Reserve term auction funds and Federal Home Loan Bank advances. Adverse operating results or changes in industry conditions could lead to an inability to replace these additional funding sources at maturity. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

Since our business is concentrated in the Chicago metropolitan area, a further decline in the economy of this area may adversely affect our business.

Except for our lease banking activities which are nationwide, our lending and deposit gathering activities are concentrated primarily in the Chicago metropolitan area. Our success depends on the general economic conditions of this metropolitan area and its surrounding areas.

Many of the loans in our portfolio are secured by real estate. Most of these loans are secured by properties located in the Chicago metropolitan area. Continued deterioration in the real estate markets where collateral for a mortgage loan is located could adversely affect the borrower's ability to repay the loan and the value of the collateral securing the loan. Real estate values are affected by various other factors, including changes in general or regional economic conditions, governmental rules or policies and natural disasters such as tornados.

Adverse changes in the regional and general economy could reduce our growth rate, impair our ability to collect loans and generally have a negative effect on our financial condition and results of operations.

We may experience future goodwill impairment.

If our estimates of the fair value of our goodwill change as a result of changes in our business or other factors, we may determine that an impairment charge is necessary. Estimates of fair value are based on a complex model using, among other things, cash flows and company comparisons. To the extent our market capitalization (market value of total common shares outstanding) is less than the book value of our total stockholders' equity (which it was not as of December 31, 2008 but was as of February 27, 2009), this will be considered, along with other pertinent factors, in determining whether goodwill is impaired. If our estimates of future cash flows or other components of our fair value calculations are inaccurate, the fair value of goodwill reflected in our financial statements could be inaccurate and we could be required to take asset impairment charges, which could have a material adverse effect on our results of operations and financial condition.

Non-compliance with USA Patriot Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA Patriot and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury Department's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions. During the last year, several banking institutions have received large fines for non-compliance with these laws and regulations. Although we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that these policies and procedures will be effective in preventing violations of these laws and regulations.

New or changes in existing tax, accounting, and regulatory rules and interpretations could significantly impact strategic initiatives, results of operations, cash flows, and financial condition.

The financial services industry is extensively regulated. Federal and state banking regulations are designed primarily to protect the deposit insurance funds and consumers, not to benefit a financial company's shareholders. These regulations may sometimes impose significant limitations on operations. The significant federal and state banking regulations that affect us are described in this report under the heading "Item 1. Business-Supervision and Regulation." These regulations, along with the currently existing tax, accounting, securities, insurance, and monetary laws, regulations, rules, standards, policies, and interpretations control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. These laws, regulations, rules, standards, policies, and interpretations are constantly evolving and may change significantly over time.

Significant legal actions could subject us to substantial liabilities.

We are from time to time subject to claims related to our operations. These claims and legal actions, including supervisory actions by our regulators, could involve large monetary claims and significant defense costs. As a result, we may be exposed to substantial liabilities, which could adversely affect our results of operations and financial condition.

The loss of certain key personnel could adversely affect our operations.

Our success depends in large part on the retention of a limited number of key management, lending and other banking personnel. We could undergo a difficult transition period if we were to lose the services of any of these individuals. Our success also depends on the experience of our banking facilities' managers and lending officers and on their relationships with the customers and communities they serve. The loss of these key persons could negatively impact the affected banking operations.

Because of our participation in the CPP under the EESA, we are subject to several restrictions, including restrictions on compensation paid to our executive officers and other key employees.

Our ability to retain key officers and employees may be further impacted by legislation and regulation affecting the financial services industry. On February 17, 2009, the American Recovery and Reinvestment Act of 2009 was signed into law. Section 7001 of the ARRA amended Section 111 of the EESA in its entirety. While the U.S. Treasury must promulgate regulations to implement the restrictions and standards set forth in Section 7001, the

ARRA, among other things, significantly expands the executive compensation restrictions previously imposed by the EESA. Such restrictions apply to any entity that has received or will receive financial assistance under the Troubled Asset Recovery Program, and will generally continue to apply for as long as any obligation arising from financial assistance provided under TARP, including preferred stock issued under the Capital Purchase Program, remains outstanding. These ARRA restrictions will not apply to any Troubled Asset Recovery Program recipient during such time when the federal government (i) only holds any warrants to purchase common stock of such recipient or (ii) does not hold any preferred stock or warrants to purchase common stock of such recipient. As a result of our participation in the Capital Purchase Program, the restrictions and standards set forth in Section 7001 of the ARRA shall be applicable to us, subject to regulations promulgated by the U.S. Treasury. Such restrictions and standards may further impact management's ability to compete with financial institutions that are not subject to the same limitations as us under Section 7001 of the ARRA.

Our business, financial condition or results of operations could be materially adversely affected by the loss of any of its key employees, or our inability to attract and retain skilled employees.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. To date, we have grown our business successfully by focusing on our business lines in our geographic markets and emphasizing the high level of service and responsiveness desired by our customers. We compete for loans, deposits and other financial services with other commercial banks, thrifts, credit unions, brokerage houses, mutual funds, insurance companies and specialized finance companies. Many of our competitors offer products and services which we do not offer, and many have substantially greater resources and lending limits, name recognition and market presence that benefit them in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively than we do, and smaller newer competitors may also be more aggressive in terms of pricing loan and deposit products than we are in order to obtain a share of the market. Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies, federally insured state-chartered banks and national banks and federal savings banks. As a result, these nonbank competitors have certain advantages over us in accessing funding and in providing various services.

We are subject to security and operational risks relating to our use of technology that could damage our reputation and our business.

Security breaches in our internet banking activities could expose us to possible liability and damage our reputation. Any compromise of our security also could deter customers from using our internet banking services that involve the transmission of confidential information. We rely on standard internet security systems to provide the security and authentication necessary to effect secure transmission of data. These precautions may not protect our systems from compromises or breaches of our security measures that could result in damage to our reputation and our business. Additionally, we outsource our data processing to a third party. If our third party provider encounters difficulties or if we have difficulty in communicating with such third party, it will significantly affect our ability to adequately process and account for customer transactions, which would significantly affect our business operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We conduct our business at 72 retail banking center locations, with 71 in the Chicago metropolitan area and one in Philadelphia, Pennsylvania. We own 37 of our banking center facilities. The other facilities are leased for various terms. All of our branches have ATMs, and we have 10 additional ATMs at other locations in the Chicago metropolitan area. We believe that all of our properties and equipment are well maintained, in good operating condition and adequate for all of our present and anticipated needs.

Set forth below is information relating to each of our offices as of December 31, 2008. The total net book value of our premises and equipment (including land and land improvements, buildings, furniture and equipment, and buildings and leasehold improvements) at December 31, 2008 was $186.5 million.

Principal Business Office:
800 West Madison Street, Chicago, Illinois

Banking Office Locations:

<u>Chicago (Central)</u>
1200 North Ashland Avenue, Chicago, Illinois (1)
936 North Western, Chicago, Illinois
820 North Western, Chicago, Illinois
2 South LaSalle Street, Chicago, Illinois (1)
303 East Wacker Drive, Chicago, Illinois (1)
One East Wacker Drive, Chicago, Illinois (1)
One South Wacker Drive, Chicago, Illinois (1)
33 W. Huron St., Chicago, Illinois (1)
557 S. State St., Chicago, Illinois (1)
1420 West Madison Street, Chicago, Illinois (2)

<u>Chicago (North)</u>
2965 North Milwaukee, Chicago, Illinois
5670 North Milwaukee, Chicago, Illinois
6443 North Sheridan Road, Chicago, Illinois (1)

<u>Chicago (South)</u>
5100 South Damen Avenue, Chicago, Illinois
1618 West 18th Street, Chicago, Illinois
3030 East 92nd Street, Chicago, Illinois

<u>Chicago (West)</u>
6422 West Archer Avenue, Chicago, Illinois (2)
8300 West Belmont, Chicago, Illinois

<u>Chicago (Suburban)</u>
777 Army Trail Rd., Addison, Illinois
2992 Indian Trail Rd., Aurora, Illinois
1050 Busse Hwy., Bensenville, Illinois (1)
455 S. Weber Rd., Bolingbrook, Illinois
1500 Roosevelt Rd., Broadview, Illinois
5750 West 87th Street, Burbank, Illinois
7000 County Line Road, Burr Ridge, Illinois
8300 S. Madison St., Burr Ridge, Illinois
600 W. Plainfield Rd., Countryside, Illinois
1100 E. Exchange Ave., Crete, Illinois (1)
2401 75th St. Darien, Illinois
14121 Chicago Road, Dolton, Illinois
1218 Sheffield Ave., Dyer Indiana (1)
990 North York Road, Elmhurst, Illinois
685 N. Lagrange Rd., Frankfort, Illinois (1)
356 Park Ave., Glencoe, Illinois (1)
2823 Pfingsten Rd., Glenview, Illinois (1)
2200 N. Waukegan Rd., Glenview, Illinois (1)
581 Elm Pl., Highland Park, Illinois (1)
2345 West 183rd St., Homewood, Illinois (1)
13900 S. Bell Rd., Homer Glen, Illinois
326 W. Burlington Ave., LaGrange Park, Illinois
401 North LaGrange Road, LaGrange Park, Illinois (1)

1151 State Street, Lemont, Illinois
6401 North Lincoln Avenue, Lincolnwood, Illinois
4010 West Touhy Avenue, Lincolnwood, Illinois
6444 S. College Rd., Lisle, Illinois (1)
1145 S. Main St., Lombard, Illinois (2)
6201 West Dempster Street, Morton Grove, Illinois
9147 Waukekgan Road, Morton Grove, Illinois
15 East Prospect Avenue, Mount Prospect, Illinois (1)
380 W. Diehl Rd., Naperville, Illinois
7557 West Oakton Street, Niles, Illinois (1)
1161 Church St., Northbrook, Illinois (1)
7222 West Cermak Road, North Riverside, Illinois (1)
1400 Sixteenth St., Oak Brook, Illinois (1)
3824 York Rd., Oak Brook, Illinois (1)
9701 S. Cicero Ave., Oak Lawn, Illinois
6621 West North Ave., Oak Park, Illinois
2251 Plum Grove Road, Palatine, Illinois
1014 Busse Highway, Park Ridge, Illinois (1)
6111 North River Road, Rosemont, Illinois (3)
200 West Higgins Road, Schaumburg, Illinois (1)
475 East 162nd Street, South Holland, Illinois
16340 South Park Avenue, South Holland, Illinois
16145 South State St., South Holland, Illinois (1)
2607 Lincoln Hwy., St. Charles, Illinois
16255 South Harlem Avenue, Tinley Park, Illinois
18299 South Harlem Avenue, Tinley Park, Illinois
16039 South Harlem Avenue, Tinley Park, Illinois (1)
28W571 Batavia Rd., Warrenville, Illinois (1)
212 S. West St., Wheaton, Illinois

Pennsylvania
7918 Bustleton Avenue, Philadelphia, Pennsylvania

(1) Leased facilities.
(2) Land under building site is leased; other land and buildings are owned.
(3) The Company owns the building. However, the first floor is under a master lease agreement to a third party. The branch leases the space from the third party.

We also have non-bank office locations in Chicago, Illinois, Paramus, New Jersey, Troy, Michigan, Columbus, Ohio, and Freeport, The Bahamas. The Chicago office is used as the headquarters for Cedar Hill. The Paramus location is used as part of our lease banking services. The Troy and Columbus locations are used only as part of LaSalle's business. The Freeport office houses the headquarters for MBRE Holdings LLC. None of these locations provide banking services to our customers.

Item 3. Legal Proceedings

We are involved from time to time as plaintiff or defendant in various legal actions arising in the normal course of our businesses. While the ultimate outcome of pending proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with counsel representing us in such proceedings, that the resolution of these proceedings should not have a material adverse effect on our consolidated financial position or results of operation.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the quarter ended December 31, 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the NASDAQ Global Select Market under the symbol "MBFI". There were approximately 1,650 holders of record of our common stock as of December 31, 2008.

The following table presents quarterly market price information and cash dividends paid per share for our common stock for 2008 and 2007:

	Market Price Range		Dividends
	High	Low	Paid
2008			
Quarter ended December 31, 2008	$ 34.59	$ 20.43	$ 0.18
Quarter ended September 30, 2008	$ 44.29	$ 18.76	$ 0.18
Quarter ended June 30, 2008	$ 32.59	$ 22.47	$ 0.18
Quarter ended March 31, 2008	$ 33.30	$ 25.41	$ 0.18
2007			
Quarter ended December 31, 2007	$ 36.52	$ 29.13	$ 0.18
Quarter ended September 30, 2007	$ 37.88	$ 31.15	$ 0.18
Quarter ended June 30, 2007	$ 36.53	$ 33.18	$ 0.18
Quarter ended March 31, 2007	$ 37.89	$ 34.50	$ 0.18

The timing and amount of cash dividends paid depends on our earnings, capital requirements, financial condition and other relevant factors. In this regard, we reduced our dividend for the first quarter of 2009 to $0.12 per share after reviewing these factors and giving consideration to the current economic environment. The primary source for dividends paid to stockholders is dividends paid to us from MB Financial Bank. We have an internal policy which provides that dividends paid to us by MB Financial Bank cannot exceed an amount that would cause the bank's total risk-based capital, Tier 1 risk-based capital and Tier 1 leverage capital ratios to fall below 11%, 8% and 7%, respectively. The minimum ratios required for a bank to be considered "well capitalized" for regulatory purposes are 10%, 6% and 5%, respectively. In addition to adhering to our internal policy, there are regulatory restrictions on the ability of national banks to pay dividends. See "Item 1. Business - Supervision and Regulation - Dividends" above and Note 18 of notes to consolidated financial statements contained in Item 8 of this report.

The following table sets forth information for the three months ended December 31, 2008 with respect to repurchases of our outstanding common shares:

	Total Number of Shares Purchased (1)	Average Price Paid per Share	Number of Shares Purchased as Part Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2008 – October 31, 2008	172	$ 29.67	-	-
November 1, 2008 – November 30, 2008	160	29.71	-	-
December 1, 2008 – December 31, 2008	38,660 (2)	26.09 (2)	-	-
Total	38,992	$ 26.12	-	

(1) Represents shares of stock withheld upon vesting of restricted shares or exercise of stock options to satisfy tax withholding obligations.
(2) Includes 36,817 shares surrendered to the Company in payment of the exercise price of stock options exercised, and to satisfy tax withholding obligations.

On December 5, 2008, as part of the Troubled Asset Relief Program ("TARP") Capital Purchase Program of the United States Department of the Treasury ("Treasury"), the Company sold to Treasury 196,000 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock"), having a liquidation preference amount of $1,000 per share, for a purchase price of $196.0 million in cash and (ii) issued to

Treasury a ten-year warrant to purchase 1,012,048 shares of the Company's common stock at an exercise price of $29.05 per share.

The securities purchase agreement between us and Treasury provides that prior to the earlier of (i) December 5, 2011 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) pay a cash dividend on our common stock of more than $0.18 per share or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock, other than the Series A Preferred Stock, or trust preferred securities. In addition, under the terms of the Series A Preferred Stock, we may not pay dividends on our common stock unless we are current in our dividend payments on the Series A Preferred Stock. Dividends on the Series A Preferred Stock are payable quarterly at a rate of 5% per annum for the first five years and a rate of 9% per annum thereafter if not redeemed prior to that time.

Stock Performance Presentation

The following line graph shows a comparison of the cumulative returns for the Company, the NASDAQ Market Bank Index and an index of peer corporations selected by the Company, for the period beginning December 31, 2003 and ending December 31, 2008. The information assumes that $100 was invested at the closing price on December 31, 2003 in the Common Stock and each index, and that all dividends were reinvested.

**COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG MB FINANCIAL, INC.,
NASDAQ BANK INDEX AND PEER GROUP INDEX**


175
150
125
100
75
50
25
0
Dollars
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
MB Financial, Inc.
NASDAQ Bank Index
Peer Group Index*

	Fiscal Year Ending					
COMPANY/INDEX/MARKET	12/31/2003	12/31/2004	12/30/2005	12/29/2006	12/31/2007	12/31/2008
MB Financial, Inc.	100.00	117.37	100.01	108.23	90.56	84.23
NASDAQ Banks	100.00	110.99	106.18	117.87	91.85	69.88
Peer Group	100.00	121.82	123.52	129.14	96.12	58.73

The Peer Group is made up of the common stocks of the following companies:

AMCORE FINANCIAL INC
FIRST MIDWEST BANCORP INC
MIDWEST BANC HOLDINGS INC
OLD SECOND BANCORP INC
PRIVATEBANCORP INC
TAYLOR CAPITAL GROUP INC
WINTRUST FINANCIAL CORPORATION

Item 6. Selected Financial Data

Set forth below and on the following page is our summary consolidated financial information and other financial data. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein in response to Item 7 and the consolidated financial statements and notes thereto included herein in response to Item 8 (in thousands, except common share data).

On November 28, 2007, the Company sold its Union Bank subsidiary. In accordance with accounting principles generally accepted in the United States, the assets, liabilities, earnings, and cash flows of the business conducted by Union Bank have been shown separately as discontinued operations in the consolidated balance sheets, consolidated statements of income, and consolidated statements of cash flows for all periods presented.

For purposes of the following discussion, balances, average rate, income and expenses associated with Union Bank have been excluded from continuing operations. See Note 3 in the notes to consolidated financial statements contained under Item 8. Financial Statements and Supplementary Data.

Our summary consolidated financial information and other financial data contain information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (GAAP). These measures include net interest income on a fully tax equivalent basis, net interest margin on a fully tax equivalent basis, tangible equity to assets ratio, tangible common equity to assets ratio, tangible common book value per share, and annualized cash return on average tangible common equity. Our management uses these non-GAAP measures in its analysis of our performance. The tax equivalent adjustment to net interest income recognizes the income tax savings when comparing taxable and tax-exempt assets and assumes a 35% tax rate. Management believes that it is a standard practice in the banking industry to present net interest income and net interest margin on a fully tax equivalent basis, and accordingly believes that providing these measures may be useful for peer comparison purposes. The other measures exclude goodwill and other intangible assets, net of tax benefit, in determining tangible stockholders' equity. Management believes the presentation of these other financial measures excluding the impact of such items provides useful supplemental information that is helpful in understanding our financial results, as they provide a method to assess management's success in utilizing our tangible capital. These disclosures should not be viewed as substitutes for the results determined to be in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

Reconciliations of net interest margin on a fully tax equivalent basis to net interest margin and tangible common book value per common share to common book value per common share are contained in the "Selected Financial Data" discussed below.

Selected Financial Data:

	As of or for the Year Ended December 31,				
	2008	2007	2006 (1)	2005	2004 (2)
Statement of Income Data:					
Interest income	$ 413,788	$ 457,266	$ 374,371	$ 274,522	$ 213,788
Interest expense	192,900	244,960	186,192	105,689	65,083
Net interest income	220,888	212,306	188,179	168,833	148,705
Provision for loan losses	125,721	19,313	10,100	8,150	7,800
Net interest income after provision for loan losses	95,167	192,993	178,079	160,683	140,905
Other income	98,466	99,904	71,321	60,080	63,288
Other expenses	200,787	206,836	159,075	133,511	119,518
Income (loss) before income taxes	(7,154)	86,061	90,325	87,252	84,675
Applicable income tax expense (benefit)	(23,318)	24,036	27,269	26,607	25,697
Income from continuing operations	16,164	62,025	63,056	60,645	58,978
Discontinued operations					
Income from discontinued operations before income taxes	-	50,475	6,213	6,281	6,091
Income taxes	-	18,637	2,155	2,172	1,941
Income from discontinued operations	-	31,838	4,058	4,109	4,150
Net income	16,164	93,863	67,114	64,754	63,128
Dividends on preferred shares	789	-	-	-	-
Net income available to common shareholders	$ 15,375	$ 93,863	$ 67,114	$ 64,754	$ 63,128
Common Share Data:					
Basic earnings per common share from continuing operations	$ 0.44	$ 1.73	$ 2.02	$ 2.13	$ 2.11
Basic earnings per common share from discontinued operations	$ -	$ 0.88	$ 0.13	$ 0.14	$ 0.15
Basic earnings per common share	$ 0.44	$ 2.61	$ 2.15	$ 2.27	$ 2.26
Diluted earnings per common share from continuing operations	$ 0.44	$ 1.70	$ 1.99	$ 2.10	$ 2.07
Diluted earnings per common share from discontinued operations	$ -	$ 0.88	$ 0.13	$ 0.14	$ 0.14
Diluted earnings per common share	$ 0.44	$ 2.58	$ 2.12	$ 2.24	$ 2.21
Common book value per common share	$ 25.17	$ 24.91	$ 23.10	$ 17.81	$ 16.90
Less: goodwill and other tangible assets, net of tax benefit, per common share	$ 11.56	$ 11.43	$ 10.85	$ 4.66	$ 4.63
Tangible common book value per common share	$ 13.61	$ 13.48	$ 12.25	$ 13.15	$ 12.27
Weighted average common shares outstanding:					
Basic	34,706,092	35,919,900	31,156,887	28,480,909	27,886,191
Diluted	35,061,712	36,439,561	31,687,220	28,895,042	28,537,111
Dividend payout ratio	163.64%	27.59%	30.70%	24.63%	22.09%
Cash dividends per common share	$ 0.72	$ 0.72	$ 0.66	$ 0.56	$ 0.50

(1) In 2006 we acquired First Oak Brook Bancshares, Inc.
(2) In 2004 we acquired First SecurityFed Financial, Inc.

Selected Financial Data (continued):

(Dollars in thousands)	As of or for the Year Ended December 31, 2008	2007	2006	2005	2004
Balance Sheet Data:					
Cash and due from banks	$ 79,824	$ 141,248	$ 142,207	$ 82,751	$ 81,059
Investment securities	1,400,376	1,241,385	1,628,348	1,316,149	1,256,526
Loans, gross	6,228,563	5,615,627	4,971,494	3,480,447	3,180,820
Allowance for loan losses	144,001	65,103	58,983	42,290	42,255
Assets held for sale	-	-	393,608	370,103	320,190
Total assets	8,819,763	7,834,703	7,978,298	5,719,065	5,253,975
Deposits	6,495,571	5,513,783	5,580,553	3,906,212	3,698,540
Short-term and long-term borrowings	960,085	1,186,586	934,384	771,088	633,616
Junior subordinated notes issued to capital trusts	158,824	159,016	179,162	123,526	87,443
Liabilities held for sale	-	-	361,008	341,988	293,110
Stockholders' equity	1,066,195	862,369	846,952	506,986	484,537
Plus: minority interest	2,629	-	-	-	-
Less: goodwill	387,069	379,047	379,047	125,010	123,628
Less: other intangible assets, net of tax benefit	16,754	16,479	18,756	8,186	8,832
Tangible equity	665,001	466,843	449,149	373,790	352,077
Less: preferred stock	193,025	-	-	-	-
Tangible common equity	$ 471,976	$ 466,843	$ 449,149	$ 373,790	$ 352,077
Performance Ratios (continuing operations):					
Return on average assets	0.20%	0.78%	0.96%	1.10%	1.23%
Return on average common equity	1.74%	7.29%	10.06%	12.31%	13.55%
Net interest margin (1)	3.03%	3.20%	3.40%	3.62%	3.67%
Tax equivalent effect	0.13%	0.12%	0.11%	0.12%	0.10%
Net interest margin – fully tax equivalent basis (1)	3.16%	3.32%	3.51%	3.74%	3.77%
Efficiency ratio (2)	61.19%	63.90%	59.77%	56.53%	54.18%
Cash return on average tangible common equity (3)	3.65%	14.14%	16.03%	17.02%	18.26%
Loans to deposits	95.89%	101.85%	89.09%	89.10%	86.00%
Performance Ratios (total):					
Return on average assets	0.20%	1.19%	1.02%	1.17%	1.31%
Return on average common equity	1.74%	11.03%	10.70%	13.15%	14.50%
Net interest margin (1)	3.03%	3.22%	3.41%	3.63%	3.69%
Tax equivalent effect	0.13%	0.11%	0.11%	0.11%	0.10%
Net interest margin – fully tax equivalent basis (1)	3.16%	3.33%	3.52%	3.74%	3.79%
Efficiency ratio (2)	61.19%	55.90%	59.61%	56.47%	55.16%
Cash return on average tangible common equity (3)	3.65%	21.14%	17.04%	18.16%	19.53%
Loans to deposits	95.89%	101.85%	89.10%	89.16%	84.44%
Asset Quality Ratios:					
Non-performing loans to total loans (4)	2.34%	0.44%	0.43%	0.58%	0.71%
Non-performing assets to total assets (5)	1.71%	0.33%	0.31%	0.36%	0.44%
Allowance for loan losses to total loans	2.31%	1.16%	1.19%	1.22%	1.33%
Allowance for loan losses to non-performing loans (4)	98.67%	266.17%	274.75%	209.66%	187.21%
Net loan charge-offs to average loans	0.79%	0.25%	0.24%	0.24%	0.23%
Liquidity and Capital Ratios:					
Tier 1 capital to risk weighted assets	12.07%	9.75%	10.49%	11.70%	11.38%
Total capital to risk weighted assets	14.08%	11.58%	11.80%	12.91%	12.54%
Tier 1 capital to average assets	9.85%	8.18%	8.39%	9.08%	8.62%
Average equity to average assets	10.90%	10.76%	9.50%	8.93%	9.07%
Tangible equity to assets (6)	7.90%	6.28%	5.93%	6.69%	6.87%
Tangible common equity to assets (7)	5.61%	6.28%	5.93%	6.69%	6.87%
Other:					
Banking facilities	72	73	70	45	45
Full time equivalent employees (8)	1,342	1,282	1,380	1,123	1,030

(1) Net interest margin represents net interest income as a percentage of average interest earning assets.

(2) Equals total other expense divided by the sum of net interest income on a fully tax equivalent basis and total other income less net gains (losses) on securities available for sale.

(3) Net cash flow available to common stockholders (net income plus other intangibles amortization expense, net of tax benefit) / Average tangible common equity (average common equity less average goodwill and average other intangibles, net of tax benefit).

(4) Non-performing loans include loans accounted for on a non-accrual basis, accruing loans contractually past due 90 days or more as to interest or principal and loans the terms of which have been renegotiated to provide reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.

(5) Non-performing assets include non-performing loans, other real estate owned and other repossessed assets.

(6) Equals total ending shareholders' equity plus minority interest less goodwill and other intangibles, net of tax benefit, divided by total assets less goodwill and other intangibles, net of tax benefit.

(7) Equals total ending shareholders' equity plus minority interest less preferred stock, goodwill and other intangibles, net of tax benefit, divided by total assets less goodwill and other intangibles, net of tax benefit.

(8) Includes Union Bank employees.

Selected Financial Data (continued):

The following table presents a reconciliation of cash return on average common tangible equity (in thousands):

	2008	2007	2006	2005	2004
Net Income available to common shareholders from continuing operations - as reported	$ 15,375	$ 62,025	$ 63,056	$ 60,645	$ 58,978
Plus: Intangible amortization, net of tax benefit	2,310	2,278	1,281	645	660
Net cash flow available to common shareholders from continuing operations	$ 17,685	$ 64,303	$ 64,337	$ 61,290	$ 59,638
Net Income available to common shareholders	$ 15,375	$ 93,863	$ 67,114	$ 64,754	$ 63,128
Plus: Intangible amortization, net of tax benefit	2,310	2,278	1,281	645	660
Net cash flow available to common shareholders	$ 17,685	$ 96,141	$ 68,395	$ 65,399	$ 63,788
Average common stockholder's equity	$ 884,032	$ 851,324	$ 627,069	$ 492,513	$ 435,419
Plus: Average minority interest	1,516	-	-	-	-
Less: Average goodwill	383,737	379,047	213,874	123,879	101,314
Less: Average other intangible assets net of tax benefit	16,788	17,524	11,901	8,496	7,453
Average tangible common equity	$ 485,023	$ 454,753	$ 401,294	$ 360,138	$ 326,652

The following table sets forth our selected quarterly financial data (in thousands, except common share data):

	Three Months Ended 2008				Three Months Ended 2007			
Statement of Income Data:	December	September	June	March	December	September	June	March
Interest income	$ 101,535	$ 103,061	$ 101,390	$ 107,802	$ 114,829	$ 117,172	$ 113,397	$ 111,868
Interest expense	46,789	46,455	45,317	54,339	60,857	63,089	61,043	59,971
Net interest income	54,746	56,606	56,073	53,463	53,972	54,083	52,354	51,897
Provision for loan losses	72,581	18,400	12,200	22,540	8,000	4,500	3,000	3,813
Net interest income (loss) after provision for loan losses	(17,835)	38,206	43,873	30,923	45,972	49,583	49,354	48,084
Other income	21,937	26,425	25,567	24,537	22,981	23,259	30,720	22,944
Other expenses	48,271	52,166	52,126	48,224	59,130	48,827	52,073	46,806
Income (loss) before income taxes	(44,169)	12,465	17,314	7,236	9,823	24,015	28,001	24,222
Income tax expense (benefit)	(19,348)	(689)	(4,693)	1,412	1,890	6,709	8,394	7,043
Income (loss) from continuing operations	(24,821)	13,154	22,007	5,824	7,933	17,306	19,607	17,179
Discontinued operations								
Income from discontinued operations before income taxes	-	-	-	-	45,744	1,499	1,803	1,429
Income taxes	-	-	-	-	17,281	500	369	487
Income from discontinued operations	-	-	-	-	28,463	999	1,434	942
Net income (loss)	$ (24,821)	$ 13,154	$ 22,007	$ 5,824	$ 36,396	$ 18,305	$ 21,041	$ 18,121
Dividends on preferred shares	789	-	-	-	-	-	-	-
Net income (loss) available to common shareholders	$ (25,610)	$ 13,154	$ 22,007	$ 5,824	$ 36,396	$ 18,305	$ 21,041	$ 18,121
Net Interest Margin	2.86%	3.04%	3.11%	3.10%	3.16%	3.22%	3.20%	3.21%
Tax equivalent effect	0.14%	0.14%	0.14%	0.12%	0.12%	0.12%	0.11%	0.12%
Net interest margin on a fully tax equivalent basis	3.00%	3.18%	3.25%	3.22%	3.28%	3.34%	3.31%	3.33%
Common Share Data :								
Basic earnings (loss) per common share from continuing operations	$ (0.74)	$ 0.38	$ 0.63	$ 0.17	$ 0.23	$ 0.48	$ 0.54	$ 0.47
Basic earnings per common share from discontinued operations	$ -	$ -	$ -	$ -	$ 0.81	$ 0.03	$ 0.04	$ 0.02
Basic earnings (loss) per common share	$ (0.74)	$ 0.38	$ 0.63	$ 0.17	$ 1.04	$ 0.51	$ 0.58	$ 0.49
Diluted earnings (loss) per common share from continuing operations	$ (0.74)	$ 0.38	$ 0.63	$ 0.17	$ 0.22	$ 0.48	$ 0.53	$ 0.46
Diluted earnings per common share from discontinued operations	$ -	$ -	$ -	$ -	$ 0.80	$ 0.03	$ 0.04	$ 0.03
Diluted earnings (loss) per common share	$ (0.74)	$ 0.38	$ 0.63	$ 0.17	$ 1.02	$ 0.51	$ 0.57	$ 0.49
Weighted average common shares outstanding	34,777,651	34,732,633	34,692,571	34,620,435	35,095,301	35,733,165	36,239,731	36,630,323
Diluted weighted average common shares outstanding	35,164,585	35,074,297	35,047,596	34,994,731	35,536,449	36,213,532	36,744,473	37,180,928

Fourth Quarter Results

We had a net loss from continuing operations available to common shareholders of $25.6 million for the fourth quarter of 2008, compared to net income from continuing operations available to common shareholders of $7.9 million for the fourth quarter of 2007. The results for the fourth quarter of 2008 generated an annualized return on average assets of (1.15%), an annualized return on average common equity of (11.38%) and an annualized cash return on average tangible common equity of (20.14%), compared to 0.40%, 3.68% and 7.32%, respectively, for the same period in 2007.

Net interest income remained stable in the fourth quarter of 2008 compared to the fourth quarter of 2007. Our average interest earning assets increased by $837.6 million from the fourth quarter of 2007 to the fourth quarter of 2008. The increase in average interest earning assets was offset by a 28 basis point decrease in our net interest margin, on a fully tax equivalent basis. Average interest bearing assets increased primarily due to organic growth.

There were three primary reasons for the decline in our net interest margin. First, much of the decline in the margin was due to the timing of asset and liability repricing. Our interest earning assets tend to reprice faster than our interest bearing liabilities. There was a dramatic decrease in Fed funds and LIBOR rates during the fourth quarter of 2008. As a result, our overall loan yields declined significantly more than our funding costs during the fourth quarter of 2008, as it typically takes more time for our funding liabilities to adjust. Second, we experienced very strong core funding growth, and as a result of this growth along with the receipt of $196.0 million from the issuance of preferred securities pursuant to the TARP Capital Purchase Program, we built significant excess liquidity during the fourth quarter of 2008. Third, our non-performing loans increased from $24.5 million at December 31, 2007 to $145.9 million at December 31, 2008. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Asset Quality" in Item 7 below for further analysis of non-performing loans.

The provision for loan losses was $72.6 million in the fourth quarter of 2008 and $8.0 million in the fourth quarter of 2007. The increase in our provision from 2007 to 2008 was primarily due to increases in non-performing and potential problem loans as a result of declining real estate values and the continued deterioration in economic conditions. Net charge-offs were $17.4 million in the quarter ended December 31, 2008 compared to $4.0 million in the quarter ended December 31, 2007. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Asset Quality" in Item 7 below for further analysis of the allowance for loan losses.

Other income was $21.9 million for the quarter ended December 31, 2008, a decrease of $1.0 million, or 4.5% compared to $23.0 million for the quarter ended December 31, 2007. Deposit service fees increased from $6.6 million in the fourth quarter of 2007 to $7.5 million in the fourth quarter of 2008, primarily due to an increase in commercial deposit and treasury management fees during 2008, as a result of a lower earnings credit rate. Trust and asset management fees increased from $2.1 million in fourth quarter of 2007 to $2.8 million in the fourth quarter of 2008, primarily due to our Cedar Hill acquisition during the second quarter of 2008. Net gains recognized on securities sold totaled $24 thousand in the fourth quarter of 2008, compared to a net loss of $1.5 million on securities sold for the quarter ended December 31, 2007. These increases were offset by decreases in brokerage fees, net gain on sale of assets, and other operating income of $878 thousand, $1.6 million, and $1.2 million, respectively. Brokerage fees decreased primarily due to a $447 thousand gain on the sale of our third party brokerage business recognized in the fourth quarter of 2007, and lower sales activity during the fourth quarter of 2008 compared to the fourth quarter of 2007. Net losses recognized on assets sold totaled $874 thousand in the fourth quarter of 2008, compared to net gains recognized of $723 thousand during the same period in 2007. Other operating income decreased primarily due to a decrease in market value of assets held in trust for deferred compensation.

Other expense decreased $10.9 million or 18.4% to $48.3 million for the quarter ended December 31, 2008 from $59.1 million for the quarter ended December 31, 2007. Salaries and employee benefits expense decreased by $8.4 million, primarily due to an executive separation agreement expense of $5.9 million incurred in the fourth quarter of 2007, and a decrease in employee bonus expense during the fourth quarter of 2008. Professional and legal expense decreased by $1.7 million, primarily due to $1.9 million of unamortized issuance costs recognized in the fourth quarter of 2007, as a result of the redemption of trust preferred securities in October 2007. Charitable contributions decreased $1.5 million, due to a $1.5 million contribution made in the fourth quarter of 2007 to the MB Financial Charitable Foundation, which is dedicated to strengthening the communities where MB Financial Bank operates. Other operating expenses increased by $1.1 million, primarily due to an increase in FDIC insurance premiums, as our FDIC credits were fully utilized during the fourth quarter of 2008.

Income tax benefit from continuing operations for the three months ended December 31, 2008 was $19.3 million, compared to income tax expense from continuing operations of $1.9 million for the three months ended December 31, 2007. See Note 16 of notes to consolidated financial statements contained in Item 8 of this report for further analysis of income taxes.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion and analysis of our financial position and results of operations and should be read in conjunction with the information set forth under "Item 1A Risks Factors," "General" in Item 7A, Quantitative and Qualitative Disclosures about Market Risk, and our consolidated financial statements and notes thereto appearing under Item 8 of this report.

Overview

We had net income from continuing operations available to common shareholders of $15.4 million for the year ended December 31, 2008 compared to $62.0 million for the year ended December 31, 2007. Fully diluted earnings per share from continuing operations available to common shareholders for 2008 were $0.44 compared to $1.70 per share in 2007.

The profitability of our operations depends primarily on our net interest income after provision for loan losses, which is the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities less provision for loan losses. The provision for loan losses is dependent on changes in our loan portfolio and management's assessment of the collectability of our loan portfolio as well as prevailing economic and market conditions. Additionally, our net income is affected by other income and other expenses. The provision for loan losses reflects the amount, when added to the existing balance of the allowance for loan losses, that we believe is adequate to cover potential credit losses in our loan portfolio. Non-interest income or other income consists of loan service fees, deposit service fees, net lease financing income, brokerage fees, asset management and trust fees, net gains on the sale of investment securities available for sale, increase in cash surrender value of life insurance, net gains on sale of other assets, merchant card processing fees and other operating income. Other expenses include salaries and employee benefits, occupancy and equipment expense, computer services expense, advertising and marketing expense, professional and legal expense, brokerage fee expense, telecommunication expense, other intangibles amortization expense, merchant card processing expense, charitable contributions, and other operating expenses. Additionally, dividends on preferred shares reduce net income available to common shareholders.

Net interest income is affected by changes in the volume and mix of interest earning assets, interest earned on those assets, the volume and mix of interest bearing liabilities and interest paid on interest bearing liabilities. Other income and other expenses are impacted by growth of operations and growth in the number of loan and deposit accounts through both acquisitions and core banking business growth. Growth in operations affects other expenses primarily as a result of additional employees, branch facilities and promotional marketing expense. Growth in the number of loan and deposit accounts affects other income, including service fees as well as other expenses such as computer services, supplies, postage, telecommunications and other miscellaneous expenses.

As noted under "Item 6. Selected Financial Data," on November 28, 2007, we completed the sale of our Oklahoma City-based subsidiary bank, Union Bank for $76.3 million, resulting in an after-tax gain of $28.8 million. Prior to closing, Union Bank sold to MB Financial Bank approximately $100 million in performing loans previously purchased from and originated by MB Financial Bank.

For purposes of the following discussion, balances, average rate, income and expenses associated with Union Bank, including the gain recognized on the sale, have been excluded from continuing operations. See Note 3 of the notes to our consolidated financial statements for additional information on discontinued operations.

Recent Market Developments

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the "EESA") was signed into law. Pursuant to the EESA, the U.S. Treasury was given the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets.

On October 14, 2008, the Secretary of the Department of the Treasury announced that the Department of the Treasury would purchase equity stakes in a wide variety of banks and thrifts. Under the program, known as the Troubled Asset Relief Program Capital Purchase Program (the "TARP Capital Purchase Program"), from the $700 billion authorized by the EESA, the Treasury made $250 billion of capital available to U.S. financial institutions in the form of preferred stock. In conjunction with the purchase of preferred stock, the Treasury received, from participating financial institutions, warrants to purchase common stock with an aggregate market price equal to 15% of the preferred investment. Participating financial institutions were required to adopt the Treasury's standards for executive compensation and corporate governance for the period during which the Treasury holds equity issued under the TARP Capital Purchase Program. On December 5, 2008, we received $196.0 million from the issuance of preferred stock and stock warrants to the Treasury pursuant to the TARP Capital Purchase Program.

On November 21, 2008, the Board of Directors of the FDIC adopted a final rule relating to the Temporary Liquidity Guarantee Program ("TLG Program"). The TLG Program was announced by the FDIC on October 14, 2008, preceded by the determination of systemic risk by the Secretary of the Department of Treasury (after consultation with the President), as an initiative to counter the system-wide crisis in the nation's financial sector. Under the TLG Program the FDIC will (i) guarantee, through the earlier of maturity or June 30, 2012, certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008, and before June 30, 2009 and (ii) provide full FDIC deposit insurance coverage for non-interest bearing transaction deposit accounts, Negotiable Order of Withdrawal ("NOW") accounts paying less than 0.5% interest per annum and Interest on Lawyers Trust Accounts held at participating FDIC insured institutions through December 31, 2009. Coverage under the TLG Program was available for the first 30 days without charge. The fee assessment for coverage of senior unsecured debt ranges from 50 basis points to 100 basis points per annum, depending on the initial maturity of the debt. The fee assessment for the Transaction Account Guarantee Program is 10 basis points per quarter on amounts in covered accounts exceeding $250,000. On December 5, 2008, the Company elected not to opt-out of either guarantee program. As of December 31, 2008, the Company did not have any debt issued under the TLG Program. The FDIC has announced that for an additional premium, it will extend the TLG Program through October 2009, but no regulations have been published in proposed or final form.

Overall, during 2008, the business environment has been adverse for many households and businesses in the United States, including the Chicago metropolitan area, and worldwide. It is expected that the business environment in the Chicago metropolitan area, the United States and worldwide will continue to deteriorate for the foreseeable future. There can be no assurance that these conditions will improve in the near term. These conditions could adversely affect the Company's asset quality, results of operations and financial condition.

At December 31, 2008, the Company's market capitalization (based on total shares outstanding) was greater than our total common stockholders' equity of $876.6 million. However, as of February 27, 2009, our market capitalization was less than our stockholders' common equity. Should this situation continue to exist during 2009, the Company will consider this and other factors, including the Company's anticipated future cash flows, to determine whether goodwill is impaired. No assurance can be given that the Company will not record an impairment loss on goodwill in 2009. Because goodwill is not included in the calculation of regulatory capital, the Company's regulatory capital ratios would not be affected by this potential non-cash expense.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which we operate. This preparation requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, actual results could differ from the estimates, assumptions, and judgments reflected in the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. Management believes the following policies are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments; therefore, management considers the following to be critical accounting policies. Management has reviewed the application of these polices with the Audit Committee of our board of directors.

Allowance for Loan Losses. Subject to the use of estimates, assumptions, and judgments is management's evaluation process used to determine the adequacy of the allowance for loan losses, which combines several factors: management's ongoing review and grading of the loan portfolio, consideration of past loan loss experience, trends in past due and nonperforming loans, risk characteristics of the various classifications of loans, existing economic conditions, the fair value of underlying collateral, and other qualitative and quantitative factors which could affect probable credit losses. Because current economic conditions can change and future events are inherently difficult to predict, the anticipated amount of estimated loan losses, and therefore the adequacy of the allowance, could change significantly. As an integral part of their examination process, various regulatory agencies also review the allowance for loan losses. Such agencies may require that certain loan balances be charged off when their credit evaluations differ from those of management or require that adjustments be made to the allowance for loan losses, based on their judgments about information available to them at the time of their examination. We believe the allowance for loan losses is adequate and properly recorded in the financial statements. See "Allowance for Loan Losses" section below for further analysis.

Residual Value of Our Direct Finance, Leveraged, and Operating Leases. Lease residual value represents the present value of the estimated fair value of the leased equipment at the termination date of the lease. Realization of these residual values depends on many factors, including management's use of estimates, assumptions, and judgment to determine such values. Several other factors outside of management's control may reduce the residual values realized, including general market conditions at the time of expiration of the lease, whether there has been technological or economic obsolescence or unusual wear and tear on, or use of, the equipment and the cost of comparable equipment. If, upon the expiration of a lease, we sell the equipment and the amount realized is less than the recorded value of the residual interest in the equipment, we will recognize a loss reflecting the difference. On a quarterly basis, management reviews the lease residuals for potential impairment. If we fail to realize our aggregate recorded residual values, our financial condition and profitability could be adversely affected. At December 31, 2008, the aggregate residual value of the equipment leased under our direct finance, leveraged, and operating leases totaled $46.4 million. See Note 1 and Note 7 of our audited consolidated financial statements for additional information.

Income Tax Accounting. In June 2006, the FASB issued FASB interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position must meet to be recognized in the financial statements. FIN 48 also provides guidance on measurement, recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 as of January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for uncertain income tax positions. During the year ended December 31, 2008, the Company increased the reserve for uncertain tax positions, which was more than offset by a reduction in the valuation allowances on state net operating loss carryforwards, resulting in a reduction of tax expense of $5.9 million. The Company reassessed the likelihood of the state net operating losses being more likely than not utilized as a result of prospective tax law changes. The potential future usage of these net operating losses also had a direct impact on the amount of state tax contingency reserves. The Company elects to treat interest and penalties recognized for the underpayment of income taxes as income tax expense. However, interest and penalties imposed by taxing authorities on issues specifically addressed in FIN 48 will be taken out of the tax reserves up to the amount allocated to interest and penalties. The amount of interest and penalties exceeding the amount allocated in the tax reserves will be treated as income tax expense. As of December 31, 2008, the Company had $964 thousand of accrued interest related to tax reserves. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in the consolidated balance sheets and statements of income.

Fair Value of Assets and Liabilities. On January 1, 2008, the Company adopted SFAS 157 which defines fair value as the price that would be received to sell the financial asset or paid to transfer the financial liability in an orderly transaction between market participants at the measurement date.

The degree of management judgment involved in determining the fair value of assets and liabilities is dependent upon the availability of quoted market prices or observable market parameters. For financial instruments that trade actively and have quoted market prices or observable market parameters, there is minimal subjectivity involved in measuring fair value. When observable market prices and parameters are not fully available, management judgment is necessary to estimate fair value. In addition, changes in market conditions may reduce the availability of quoted prices or observable data. For example, reduced liquidity in the capital markets or changes in secondary market activities could result in observable market inputs becoming unavailable. Therefore, when market data is not available, the Company would use valuation techniques requiring more management judgment to estimate the appropriate fair value measurement.

At December 31, 2008, $1.3 billion of investment securities, or 15.1 percent of total assets, were recorded at fair value on a recurring basis. All but one of these financial instruments used valuation methodologies involving market-based or market-derived information, collectively Level 1 and 2 measurements, to measure fair value. One investment security with a fair value of $1.6 million at December 31, 2008, used significant unobservable inputs that are supported by little or no market activity (Level 3) to measure fair value. At December 31, 2008, $24.2 million, or less than one percent of total liabilities, consisted of financial instruments recorded at fair value on a recurring basis.

At December 31, 2008, $91.3 million of impaired loans, or one percent of total assets, were recorded at fair value on a nonrecurring basis. These assets were measured using Level 3 measurements. At December 31, 2008, no liabilities were measured at fair value on a nonrecurring basis.

See Note 19 to the consolidated financial statements for a complete discussion on the Company's use of fair valuation of assets and liabilities and the related measurement techniques.

Recent Accounting Pronouncements. Refer to Note 1 of our consolidated financial statements for a description of recent accounting pronouncements including the respective dates of adoption and effects on results of operations and financial condition.

Net Interest Income

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest earning assets and the related yields, as well as the interest expense on average interest bearing liabilities, and the related costs, expressed both in dollars and rates (dollars in thousands). The table below and the discussion that follows contain presentations of net interest income and net interest margin on a tax-equivalent basis, which is adjusted for the tax-favored status of income from certain loans and investments. Net interest margin also is presented on a tax-equivalent basis in "Item 6. Selected Financial Data." We believe this measure to be the preferred industry measurement of net interest income, as it provides a relevant comparison between taxable and non-taxable amounts.

Reconciliations of net interest income and net interest margin on a tax-equivalent basis to net interest income and net interest margin in accordance with accounting principles generally accepted in the United States of America are provided in the table.

	Year Ended December 31,								
	2008			2007			2006		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Interest Earning Assets:									
Loans (1) (2)	$ 5,892,845	$ 354,210	6.01%	$ 5,198,249	$ 392,526	7.55%	$ 4,082,920	$ 309,951	7.59%
Loans exempt from federal income taxes (3)	59,746	4,408	7.26	9,338	754	7.96	5,027	373	7.32
Taxable investment securities	868,700	40,468	4.66	1,037,129	49,675	4.79	1,115,585	51,836	4.65
Investment securities exempt from federal income taxes (3)	414,234	23,849	5.66	374,025	21,326	5.62	305,930	17,316	5.58
Federal funds sold	12,849	276	2.11	8,853	449	5.00	15,148	774	5.04
Other interest bearing deposits	52,497	467	0.89	7,193	264	3.67	7,952	312	3.92
Total interest earning assets	7,300,871	$ 423,678	5.80	6,634,787	$ 464,994	7.01	5,532,562	$ 380,562	6.88
Assets available for sale	-			341,734			393,003		
Non-interest earning assets	939,473			934,089			676,505		
Total assets	$ 8,240,344			$ 7,910,610			$ 6,602,070		
Interest Bearing Liabilities:									
Deposits:									
NOW and money market deposit	$ 1,292,407	$ 23,176	1.79%	$ 1,213,001	$ 37,568	3.10%	$ 778,795	$ 18,475	2.37%
Savings deposit	383,534	1,239	0.32	428,087	3,051	0.71	457,723	3,334	0.73
Time deposits	3,426,332	126,955	3.71	2,986,964	145,030	4.86	2,674,892	119,299	4.46
Short-term borrowings	681,074	17,590	2.58	812,681	37,354	4.60	631,892	27,944	4.42
Long-term borrowings and junior subordinated notes	581,026	23,940	4.05	364,441	21,957	5.94	293,310	17,140	5.76
Total interest bearing liabilities	6,364,373	$ 192,900	3.03	5,805,174	$ 244,960	4.22	4,836,612	$ 186,192	3.85
Non-interest bearing deposits	891,072			860,557			708,100		
Liabilities held for sale	-			313,414			365,380		
Other non-interest bearing liabilities	86,884			80,141			64,909		
Stockholders' equity	898,015			851,324			627,069		
Total liabilities and stockholders' equity	$ 8,240,344			$ 7,910,610			$ 6,602,070		
Net interest income/interest rate spread (4)		$ 230,778	2.77%		$ 220,034	2.79%		$ 194,370	3.03%
Taxable equivalent adjustment		(9,890)			7,728			6,191	
Net interest income, as reported		$ 220,888			$ 212,306			$ 188,179	
Net interest margin (5)			3.03%			3.20%			3.40%
Tax equivalent effect			0.13%			0.12%			0.11%
Net interest margin on a fully tax equivalent basis (5)			3.16%			3.32%			3.51%

(1) Non-accrual loans are included in average loans.
(2) Interest income includes loan origination fees of $7.0 million, $6.7 million and $6.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.
(3) Non-taxable loan and investment income is presented on a fully tax equivalent basis assuming a 35% tax rate.
(4) Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities and is presented on a fully tax equivalent basis.
(5) Net interest margin represents net interest income as a percentage of average interest earning assets.

Net interest income on a tax equivalent basis was $230.8 million for the year ended December 31, 2008, an increase of $10.7 million, or 4.9% from $220.0 million for the comparable period in 2007. The growth in net interest income reflects a $666.1 million, or 10.0%, increase in average interest earning assets, and a $559.2 million, or 9.6%, increase in average interest bearing liabilities. This was partially offset by approximately 16 basis points of margin compression on a fully tax equivalent basis. The increase in average interest earning assets and the increase in average interest bearing liabilities was due to organic growth. The net interest margin, expressed on a fully tax equivalent basis, was 3.16% for 2008 and 3.32% for 2007. The decline in the net interest margin was primarily due to an increase in non-performing loans during 2008, and our interest earning assets repricing faster than our interest bearing liabilities during 2008 due to the dramatic decrease in Fed funds and LIBOR rates during the second half of 2008.

Net interest income on a tax equivalent basis increased $25.7 million, or 13.2%, to $220.0 million for the year ended December 31, 2007 from $194.4 million for the year ended December 31, 2006. Tax-equivalent interest income increased by $84.4 million, primarily due to a $1.1 billion, or 19.9%, increase in average interest earning assets. The yield on average interest earning assets increased 13 basis points to 7.01%. The increase in average interest earning assets was primarily due to the acquisition of FOBB in the third quarter of 2006, and organic growth. Interest expense increased by $58.8 million due to a $968.6 million, or 20.0%, increase in average interest bearing liabilities. The increase in average interest bearing liabilities was primarily due to the acquisition of FOBB and organic growth. The rate on average interest bearing liabilities increased 37 basis points to 4.22% due to the increase in overall short-term interest rates and the acquisition of FOBB. The net interest margin expressed on a fully tax equivalent basis for the year ended December 31, 2007, decreased by 19 basis points from 3.51% for the year ended December 31, 2006, due to the acquisition of FOBB, the inverted yield curve, continued tight credit spreads on loans and fierce competition for deposits.

Volume and Rate Analysis of Net Interest Income

The following table presents the extent to which changes in volume and interest rates of interest earning assets and interest bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior period rate), (ii) changes attributable to changes in rates (changes in rates multiplied by prior period volume) and (iii) change attributable to a combination of changes in rate and volume (change in rates multiplied by the changes in volume) (in thousands). Changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31,					
	2008 Compared to 2007			2007 Compared to 2006		
	Change Due to Volume	Change Due to Rate	Total Change	Change Due to Volume	Change Due to Rate	Total Change
Interest Earning Assets:						
Loans	$ 47,821	$ (86,137)	$ (38,316)	$ 84,217	$ (1,642)	$ 82,575
Loans exempt from federal income taxes (1)	3,725	(71)	3,654	345	36	381
Taxable investment securities	(7,878)	(1,329)	(9,207)	(3,724)	1,563	(2,161)
Investment securities exempt from federal income taxes (1)	2,313	210	2,523	3,882	128	4,010
Federal funds sold	152	(325)	(173)	(319)	(6)	(325)
Other interest bearing deposits	538	(335)	203	(29)	(19)	(48)
Total increase in interest income	46,671	(87,987)	(41,316)	84,372	60	84,432
Interest Bearing Liabilities:						
Deposits						
NOW and money market deposit accounts	2,320	(16,712)	(14,392)	12,334	6,759	19,093
Savings deposits	(290)	(1,522)	(1,812)	(212)	(71)	(283)
Time deposits	19,397	(37,472)	(18,075)	14,619	11,112	25,731
Short-term borrowings	(5,334)	(14,430)	(19,764)	8,272	1,138	9,410
Long-term borrowings and junior subordinated notes	10,356	(8,373)	1,983	4,271	546	4,817
Total increase in interest expense	26,449	(78,509)	(52,060)	39,284	19,484	58,768
Total increase (decrease) in net interest income	$ 20,222	$ (9,478)	$ 10,744	$ 45,088	$ (19,424)	$ 25,664

(1) Non-taxable loan and investment income is presented on a fully tax equivalent basis assuming a 35% rate.

Other Income

Other income did not change significantly from the year ended December 31, 2007 to the year ended December 31, 2008. Net gain on sale of other assets decreased by $11.2 million. During the year ended December 31, 2007, we realized a gain of $2.4 million on the sale of artwork that was acquired as a result of our acquisition of FOBB and a gain of $7.4 million on the sale of two real estate properties. Brokerage fees decreased by $5.3 million, primarily due to the sale of our third party brokerage business during the second quarter of 2007, and conversion of customer accounts to the purchaser's platform in third quarter. This decrease was offset by a corresponding reduction in brokerage expense. These decreases were partially offset by a $1.1 million gain on the sale investment securities during the year ended December 31, 2008, compared to a $3.7 million loss on the sale of investment securities for the comparable period in 2007. Deposit service fees increased by $4.3 million, primarily due to an increase in commercial deposit and treasury management fees as a result of a lower earnings credit rate. Loan service fees increased $2.9 million, primarily due to an increase in letter of credit fees, prepayment fees and swap fees recognized during 2008 compared to 2007. Other income decreased primarily due to a decrease in market value of assets held in trust for deferred compensation and was offset by the same amount recorded as other expense.

Other income increased $28.6 million, or 40.1% to $99.9 million for the year ended December 31, 2007 from $71.3 million for the year ended December 31, 2006. Merchant card processing income increased by $9.5 million mostly due to the acquisition of FOBB and an increase in transactions processed during the year ended December 31, 2007 compared to the same period in 2006. Net gain on sale of other assets increased by $9.2 million. During the year ended December 31, 2007, we also sold two properties for a total gain of $7.4 million. Also, during the year ended December 31, 2007, we realized a gain of $2.4 million on the sale of artwork that was acquired as a result of our acquisition of FOBB. Deposit service fees increased $4.5 million, primarily due to the acquisition of FOBB, enhancements made to our courtesy overdraft program, and a fee increase that was implemented during the second quarter of 2007. Asset management and trust fees increased $3.5 million, primarily due to the acquisition of FOBB, a $909 thousand gain realized on the sale of our land trust operations during the first quarter of 2007, an increase in fees generated from new customers, and expansion of our existing customer relationships during the year ended December 31, 2007 compared to the same period in 2006. Net lease financing increased $2.5 million, primarily due to higher residual realizations during the year ended December 31, 2007 compared to the year ended December 31, 2006. During the year ended December 31, 2007, we sold approximately $563.9 million in investment securities that resulted in a net loss of $3.7 million. The proceeds were redeployed to fund loan growth, and new investment purchases. During the second quarter of 2007 we sold our third party brokerage business. We recognized a $947 thousand gain on the sale.

Other Expenses

Other expense for the year ended December 31, 2008, decreased $6.0 million, or 2.9%, to $200.8 million, compared to $206.8 million for the year ended December 31, 2007. Salaries and employee benefits expense decreased $1.9 million, primarily due to an executive separation agreement expense incurred in 2007, partially offset by the additional commercial bankers hired from the end of the third quarter of 2007 through the second quarter of 2008 and the acquisition of Cedar Hill. Professional and legal expense decreased by $1.4 million, primarily due to $1.9 million of unamortized issuance costs recognized during 2007, as a result of the redemption of trust preferred securities in October 2007. Charitable contributions decreased by $4.7 million, primarily due to contributions totaling $4.5 million made during 2007 to the MB Financial Charitable Foundation, which is dedicated to strengthening the communities where MB Financial Bank operates. Other operating expenses increased by $2.0 million, primarily due to an increase in FDIC insurance premiums, as our FDIC credits were fully utilized during 2008. As noted earlier, the decrease in our brokerage fee expense from the year ended December 31, 2007 to the comparable period in 2008 was primarily due to the sale of our third party brokerage business during the second quarter of 2007.

Other expense increased by $47.8 million, or 30.0% to $206.8 million for the year ended December 31, 2007 from $159.1 million for the year ended December 31, 2006. Salaries and employee benefits increased by $22.5 million primarily due to the acquisition of FOBB and organic growth, and partially due to an executive separation agreement expense incurred in 2007. Merchant card processing expense increased by $8.6 million due to the acquisition of FOBB and an increase in transactions processed during the year ended December 31, 2007, compared to the same period in 2006. Charitable contributions increased by $4.0 million primarily due to contributions totaling $4.5 million made during 2007 to the MB Financial Charitable Foundation, which is dedicated to strengthening the communities where MB Financial Bank operates. Occupancy and equipment expense increased by $4.5 million, primarily due to the acquisition of FOBB and organic growth. On October 2, 2007, we redeemed $61.7 million of trust preferred securities with a fixed coupon rate of 8.60%. As a result of redeeming these securities, we recorded $1.9 million of unamortized issuance costs that was recorded as professional and legal expense.

Income Taxes

Income tax benefit from continuing operations for the year ended December 31, 2008 was $23.3 million, compared to income tax expense from continuing operations of $24.0 million for the year ended December 31, 2007, primarily due to a decrease in taxable income and a reduction in the valuation allowances on state net operating loss carryforwards during 2008. During the fourth quarter of 2008, our taxable income significantly decreased compared to prior quarters in 2008, primarily due to our results of operations in the fourth quarter.

Income tax expense for the year ended December 31, 2007 decreased $3.2 million to $24.0 million compared to $27.3 million for the same period in 2006. The effective tax rates were 27.9% and 30.2% for the years ended December 31, 2007 and 2006, respectively. The decline in the effective tax rate was primarily due to a higher percentage of pre-tax income generated from tax exempt sources for the year ended December 31, 2007, compared to the same time period in 2006.

As previously stated in the "Critical Accounting Policies" section above, income tax expense recorded in the consolidated income statement involves interpretation and application of certain accounting pronouncements and federal and state tax codes, and is, therefore, considered a critical accounting policy. See Note 1 and Note 16 of the notes to our audited consolidated financial statements for our income tax accounting policy and additional income tax information.

Balance Sheet

Total assets increased $985.1 million or 12.6% to $8.8 billion at December 31, 2008 from December 31, 2007. Net loans increased by $534.0 million or 9.6%, to $6.1 billion at December 31, 2008 from December 31, 2007. In aggregate, commercial related credits grew by $587.3 million, or 13.0%. See "Loan Portfolio" section below for further analysis. Investment securities increased $159.0 million or 12.8%, to $1.4 billion at December 31, 2008 from December 31, 2007. In 2008, we securitized $50.9 million of residential real estate loans and held those securities in our investment portfolio. As noted earlier, we built significant excess liquidity during the second half of 2008. As a result, our interest bearing deposits with banks increased by $252.7 million from December 31, 2007 to December 31, 2008.

Total liabilities increased by $778.6 million or 11.2% to $7.8 billion at December 31, 2008 from December 31, 2007. Total deposits increased by $981.8 million or 17.8% to $6.5 billion at December 31, 2008 from December 31, 2007, primarily due to increases in certificates of deposit, brokered deposit accounts, and money market and NOW accounts of $410.8 million, $386.3 million, and $202.4 million, respectively. Short-term borrowings decreased $489.1 million. This decrease was primarily due to decreases in short-term Federal Home Loan Bank advances and federal funds purchased of $339.2 million and $165.0 million, respectively. Long-term borrowings increased $262.6 million, primarily due to a $247.4 million increase in long-term Federal Home Loan Bank advances.

Total stockholders' equity increased $203.8 million to $1.1 billion at December 31, 2008 compared to $862.4 million at December 31, 2007. The increase was primarily due to a $192.9 million increase in preferred stock, net of discount, due to the issuance of preferred stock pursuant to the TARP Capital Purchase Program during 2008.

Investment Securities

The primary purpose of the investment portfolio is to provide a source of earnings, for liquidity management purposes, and to control interest rate risk. In managing the portfolio, we seek safety of principal, liquidity, diversification and maximized return on funds. See "Liquidity" and "Capital Resources" in this Item 7 and "Quantitative and Qualitative Disclosures About Market Risk - Asset Liability Management" under Item 7A.

The following table sets forth the amortized cost and fair value of our investment securities available for sale, by type of security as indicated (in thousands):

	Year-ended December 31,					
	2008		2007		2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Treasury securities	$ -	$ -	$ -	$ -	$ 11,287	$ 11,248
Government sponsored agencies	171,385	179,373	305,768	310,538	666,855	665,435
States and political subdivisions	417,608	427,999	407,973	412,302	369,204	370,036
Mortgage-backed securities	682,679	690,285	435,743	438,056	505,241	495,215
Corporate bonds	34,546	34,565	12,797	13,057	27,477	27,316
Equity securities	3,595	3,606	3,446	3,460	7,069	6,993
Debt securities issued by foreign governments	301	302	299	301	547	547
Total	$ 1,310,114	$ 1,336,130	$ 1,166,026	$ 1,177,714	$ 1,587,680	$ 1,576,790

U.S. Treasury securities and securities of government sponsored agencies generally consist of fixed rate securities with maturities of three months to three years. States and political subdivisions investment securities consist of investment grade and local non-rated issues with maturities of one year to fifteen years. The average expected life of mortgage-backed securities generally ranges between one and four years. Corporate bonds typically have terms of five years or less.

Securities of a single issuer which had book values in excess of 10.0% of our stockholder's equity at December 31, 2008, other than government sponsored agencies and corporations, included mortgage-backed securities issued by the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). FNMA issued mortgage-backed securities had an aggregate book value and market value of $164.3 million and $165.7 million, respectively, at December 31, 2008. FHLMC issued mortgage-backed securities had an aggregate book value and market value of $445.5 million and $451.5 million, respectively, at December 31, 2008. We do not have any meaningful direct or indirect holdings of subprime residential mortgage loans, home equity lines of credit, or any Fannie Mae or Freddie Mac preferred or common equity securities in our investment portfolio. Additionally, more than 99% of our mortgage-backed securities are agency guaranteed.

The following table sets forth certain information regarding contractual maturities and the weighted average yields of our investment securities available for sale at December 31, 2008 (dollars in thousands):

	Due in One Year or Less		Due after One Year through Five Years		Due after Five Years through Ten Years		Due after Ten Years	
	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Balance	Weighted Average Yield
U.S. Treasury securities	$ -	-	$ -	-	$ -	-	$ -	-
Government sponsored agencies	34,425	4.00%	124,738	3.56%	20,210	4.61%	-	-
States and political subdivision (1)	19,073	5.53%	79,392	5.62%	263,279	5.79%	66,255	6.48%
Mortgage-backed securities (2)	12	8.11%	22,294	4.75%	138,241	4.92%	529,738	4.90%
Corporate bonds	3,023	3.00%	25,161	4.60%	-	-	6,381	9.25%
Equity securities	-	-	-	-	-	-	3,606	4.07%
Debt securities issued by foreign governments	302	6.63%	-	-	-	-	-	-
Total	$ 56,835	4.48%	$ 251,585	4.42%	$ 421,730	5.45%	$ 605,980	5.08%

(1) Yield is reflected on a fully tax equivalent basis utilizing a 35% tax rate.
(2) These securities are presented based upon contractual maturities.

Loan Portfolio

The following table sets forth the composition of our loan portfolio (dollars in thousands):

	At December 31,									
	2008		2007		2006		2005		2004	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial related credits:										
Commercial loans	$ 1,522,380	24%	$ 1,323,455	24%	$ 1,020,707	21%	$ 767,392	22%	$ 693,219	22%
Commercial loans collateralized by assignment of lease payments	649,918	10%	553,138	10%	392,063	8%	271,945	8%	250,595	8%
Commercial real estate	2,353,261	38%	1,974,370	36%	1,804,103	36%	1,465,875	42%	1,313,619	42%
Construction real estate	757,900	13%	845,158	14%	851,896	17%	511,379	15%	395,864	12%
Total commercial related credits	5,283,459	85%	4,696,121	84%	4,068,769	82%	3,016,591	87%	2,653,297	83%
Other loans:										
Residential real estate	295,336	5%	354,874	6%	360,183	7%	224,006	6%	269,457	8%
Indirect vehicle	189,227	3%	146,311	3%	110,573	2%	56	0%	215	0%
Home equity	401,029	6%	365,589	6%	381,612	8%	222,419	6%	242,231	7%
Consumer loans	59,512	1%	52,732	1%	50,357	1%	17,375	1%	15,620	1%
Total other loans	945,104	15%	919,506	16%	902,725	18%	463,856	13%	527,523	17%
Gross loans (1)	6,228,563	100%	5,615,627	100%	4,971,494	100%	3,480,447	100%	3,180,820	100%
Allowance for loan losses	(144,001)		(65,103)		(58,983)		(42,290)		(42,255)	
Net loans	$ 6,084,562		$ 5,550,524		$ 4,912,511		$ 3,438,157		$ 3,138,565	

(1) Gross loan balances at December 31, 2008, 2007, 2006, 2005, and 2004 are net of unearned income, including net deferred loans fees of $4.5 million, $3.7 million, $3.0 million, $3.2 million, and $4.1 million, respectively.

Total loans and total commercial related credits increased from 2007 to 2008 by approximately $612.9 million and $587.3 million, respectively. Commercial related credits grew primarily due to organic growth in both existing customer and new customer loan demand resulting from the Company's focus on marketing and new business development. As of December 31, 2008 and 2007, there were $448.9 million and $571.8 million, respectively, of residential construction loans in our construction real estate portfolio. The remainder of construction real estate loans consisted of commercial construction loans.

Total loans and total commercial related credits increased from 2006 to 2007 by approximately $644.1 million and $627.4 million, respectively. Commercial related credits grew primarily due to organic growth in both existing customer and new customer loan demand resulting from the Company's focus on marketing and new business development. Approximately $100.0 million of the increase was due to the purchase of loans by MB Financial Bank from Union Bank, prior to the closing of the Union Bank sale, as noted earlier.

Loan Maturities

The following table sets forth the scheduled repayment information for our loan portfolio at December 31, 2008 (in thousands). Loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less.

	Due in One Year Or Less		Due after One Year Through Five Years		Due after Five Years		
	Fixed Rate	Floating Rate	Fixed Rate	Floating Rate	Fixed Rate	Floating Rate	Total
Commercial loans	$ 103,018	$ 1,085,201	$ 110,115	$ 212,620	$ 11,290	$ 136	$ 1,522,380
Commercial loans collateralized by assignment of lease payments	279,324	-	368,580	-	2,014	-	649,918
Commercial real estate	460,027	606,420	1,047,037	172,867	51,845	15,065	2,353,261
Construction real estate	107,836	601,349	15,618	30,217	46	2,833	757,899
Residential real estate	45,907	35,790	53,158	126,730	27,737	6,014	295,336
Indirect vehicle	76,385	-	111,877	-	965	-	189,227
Home equity	15,280	368,739	16,306	-	704	-	401,029
Consumer loans	12,438	23,730	3,735	17,747	12	1,851	59,513
Gross loans	$ 1,100,215	$ 2,721,229	$ 1,726,426	$ 560,181	$ 94,613	$ 25,899	$ 6,228,563

Asset Quality

The following table sets forth the amounts of non-performing loans and non-performing assets at the dates indicated (dollars in thousands):

	At December 31,				
	2008	2007	2006	2005	2004
Non-performing loans:					
Non-accruing loans	$ 145,936	$ 24,459	$ 21,164	$ 19,850	$ 22,386
Loans 90 days or more past due, still accruing interest	-	-	304	321	185
Total non-performing loans	145,936	24,459	21,468	20,171	22,571
Other real estate owned	4,366	1,120	2,844	354	384
Repossessed vehicles	356	179	192	-	-
Total non-performing assets	$ 150,658	$ 25,758	$ 24,504	$ 20,525	$ 22,955
Total non-performing loans to total loans	2.34%	0.44%	0.43%	0.58%	0.71%
Allowance for loan losses to non-performing loans	98.67%	266.17%	274.75%	209.66%	187.21%
Total non-performing assets to total assets	1.71%	0.33%	0.31%	0.36%	0.44%

The following table presents data related to non-performing loans by dollar amount and category at December 31, 2008 (dollar amounts in thousands):

	Commercial and Lease Loans		Construction Real Estate Loans		Commercial Real Estate Loans		Other Loans	Total Loans
Dollar Range	**Number of Borrowers**	**Amount**	**Number of Borrowers**	**Amount**	**Number of Borrowers**	**Amount**	**Amount**	**Amount**
$5.0 million or more	1	$ 10,851	6	$ 50,959	-	$ -	$ -	$ 61,810
$3.0 million to $4.9 million	-	-	7	23,647	3	10,572	-	34,219
$1.5 million to $2.9 million	-	-	1	2,118	4	7,345	-	9,463
Under $1.5 million	16	9,167	16	9,323	33	14,141	7,813	40,444
	17	$ 20,018	30	$ 86,047	40	$ 32,058	$ 7,813	$ 145,936
Percentage of individual loan category		0.92%		11.35%		1.36%	0.83%	2.34%

The following table presents data related to non-performing loans by dollar amount and category at December 31, 2007 (dollar amounts in thousands):

	Commercial and Lease Loans		Construction Real Estate Loans		Commercial Real Estate Loans		Other Loans	Total Loans
Dollar Range	**Number of Borrowers**	**Amount**	**Number of Borrowers**	**Amount**	**Number of Borrowers**	**Amount**	**Amount**	**Amount**
$5.0 million or more	-	$ -	-	$ -	1	$ 8,484	$ -	$ 8,484
$3.0 million to $4.9 million	-	-	-	-	-	-	-	-
$1.5 million to $2.9 million	-	-	-	-	-	-	-	-
Under $1.5 million	12	3,201	13	5,366	1	603	6,805	15,975
	12	$ 3,201	13	$ 5,366	2	$ 9,087	$ 6,805	$ 24,459
Percentage of individual loan category		0.17%		0.63%		0.46%	0.74%	0.44%

The aggregate principal amount of non-performing loans was $145.9 million as of December 31, 2008, compared to $24.5 million as of December 31, 2007. Most of the increase was attributable to non-performing construction real estate and commercial real estate loans. Non-performing construction real estate loans increased by $80.7 million, as a result of the continued weak residential construction market. Non-performing commercial real estate loans increased $23.0 million, primarily due to the economic slowdown during 2008. Non-performing commercial and lease loans increased by $16.8 million from December 31, 2007 to December 31, 2008, primarily due to one commercial credit.

Non-performing Assets

Non-performing loans include loans accounted for on a non-accrual basis, accruing loans contractually past due 90 days or more as to interest or principal and loans whose terms have been restructured to provide reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower. Management reviews the loan portfolio for problem loans on an ongoing basis. During the ordinary course of business, management becomes aware of borrowers that may not be able to meet the contractual requirements of loan agreements. These loans are placed under close supervision with consideration given to placing the loan on non-accrual status, increasing the allowance for loan losses and (if appropriate) partial or full charge-off. After a loan is placed on non-accrual status, any interest previously accrued but not yet collected is reversed against current income. If interest payments are received on non-accrual loans, these payments will be applied to principal and not taken into income. Loans will not be placed back on accrual status unless back interest and principal payments are made. If interest on non-accrual loans had been accrued, such income would have amounted to approximately $4.6 million and $1.6 million for the years ended December 31, 2008 and 2007, respectively. Our general policy is to place loans 90 days past due on non-accrual status.

Non-performing assets consists of non-performing loans as well as other repossessed assets and other real estate owned. Other real estate owned represents properties acquired through foreclosure or other proceedings and is recorded at the lower of cost or fair value less the estimated cost of disposal. Other real estate owned is evaluated regularly to ensure that the recorded amount is supported by its current fair value. Valuation allowances to reduce the carrying amount to fair value less estimated costs of disposal are recorded as necessary. Revenues and expenses from the operations of other real estate owned and changes in the valuation are included in other income and other expenses on the income statement. Other repossessed assets primarily consist of repossessed vehicles. Losses on repossessed vehicles are charged-off to the allowance when title is taken and the vehicle is valued. Once the Bank obtains title, repossessed vehicles are not included in loans, but are classified as "other assets" on the consolidated balance sheets. The typical holding period for resale of repossessed automobiles is less than 90 days unless significant repairs to the vehicle are needed which occasionally results in a longer holding period. The typical holding period for motorcycles can be more than 90 days as well, as the average motorcycle re-sale period is longer than the average automobile re-sale period. The longer average period for motorcycles is a result of cyclical trends in the motorcycle market.

Of the $24.5 million of non-performing loans as of December 31, 2007, only $6.2 million still remained non-performing at December 31, 2008. As a result, $139.7 million of the $145.9 million of the non-performing loans as of December 31, 2008 were loans that migrated to non-performing status during 2008. Most of the increase was attributable to non-performing commercial real estate and construction real estate loans.

Allowance for Loan Losses

Management believes the allowance for loan losses accounting policy is critical to the portrayal and understanding of our financial condition and results of operations. Selection and application of this "critical accounting policy" involves judgments, estimates, and uncertainties that are subject to change. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, materially different financial condition or results of operations is a reasonable possibility.

We maintain our allowance for loan losses at a level that management believes is appropriate to absorb probable losses on existing loans based on an evaluation of the collectability of loans, underlying collateral and prior loss experience.

Our allowance for loan losses is comprised of three elements: a general loss reserve; a specific reserve for impaired loans; and a reserve for smaller-balance homogenous loans. Each element is discussed below.

General Loss Reserve. We maintain a general loan loss reserve for the four categories of commercial-related loans in our portfolio - commercial loans, commercial loans collateralized by the assignment of lease payments (lease loans), commercial real estate loans and construction real estate loans. We use a loan loss reserve model that incorporates the migration of loan risk rating and historical default data over a multi-year period. Under our loan risk rating system, each loan, with the exception of those included in large groups of smaller-balance homogeneous loans, is risk rated between one and nine by the originating loan officer, Senior Credit Management, Loan Review or any loan committee. A loan rated one represents those loans least likely to default and nine represents those most likely to default. The probability of loans defaulting for each risk rating, sometimes referred to as default factors, are estimated based on the frequency with which loans migrate from one risk rating to another and to default status over time. Estimated loan default factors are multiplied by individual loan balances in each risk-rating category and again multiplied by an historical loss given default estimate for each loan type (which incorporates estimated recoveries) to determine an appropriate level of allowance by loan type. This approach is applied to the commercial, commercial real estate and construction real estate components of the portfolio. Moody's Corporation migration factors, rather than the Company's actual loss and migration experience, are used to develop estimated default factors for lease loans, since we do not have sufficient loss experience to develop statistically reliable factors of our own.

The general allowance for loan losses also includes estimated losses resulting from macroeconomic factors and imprecision of our loan loss model. Macroeconomic factors adjust the allowance for loan losses upward or downward based on the current point in the economic cycle and are applied to the loan loss model through a separate allowance element for the commercial, commercial real estate, construction real estate and lease loan components. To determine our macroeconomic factors, we use specific economic data that has a statistical correlation to loan losses. We annually review this data to determine that such a correlation continues to exist.

Model imprecision accounts for the possibility that our limited loan loss history may result in inaccurate estimated default and loss given default factors. Factors for imprecision modify estimated default factors calculated by our migration analysis and are based on the standard deviation of each estimated default factor. We do not apply imprecision factors to the lease portfolio, as we use migration factors that incorporate approximately 30 years of data from Moody's Corporation.

At each quarter end, potential problem loans are reviewed individually, with adjustments made to the general calculated reserve for each loan as deemed necessary. Specific adjustments are made depending on expected cash flows and/or the value of the collateral securing the loan.

The general loss reserve was $87.0 million as of December 31, 2008, and $56.2 million as of December 31, 2007. The increase in the general loss reserve was primarily due to the migration of performing loans from lower risk rating to higher risk rating during 2008. This resulted in a higher default rate for performing loans. Additionally, worsening macroeconomic factors, loan growth during 2008, and an increase in potential problem loans contributed to the increase in the general reserve. See discussion below in "Potential Problem Loans".

Specific Reserves. Our allowance for loan losses also includes specific reserves on impaired loans. A loan is considered to be impaired when management believes, after considering collection efforts and other factors, the borrower's financial condition is such that the collection of all contractual principal and interest payments due according to contractual terms is doubtful. The total specific reserve component of the allowance was $52.1 million as of December 31, 2008 and $6.0 million as of December 31, 2007. The increase in specific reserve relates to the increase in impaired loans in the portfolio from December 31, 2007, and deterioration in value of underlying collateral of construction real estate loans.

Smaller Balance Homogenous Loans. Pools of homogeneous loans with similar risk and loss characteristics are also assessed for probable losses. These loan pools include consumer, residential real estate, home equity and indirect vehicle loans. Migration probabilities obtained from past due roll rate analyses are applied to current balances to forecast charge-offs over a one year time horizon. The reserves for smaller balance homogenous loans totaled $4.9 million at December 31, 2008, and $2.9 million at December 31, 2007.

Prior to December 31, 2005, we designated a portion of our allowance for loan losses as unallocated to account for macroeconomic and precision uncertainties. During 2005, the methodology used to determine our allowance for loan losses was refined and macroeconomic and imprecision factors were calculated for each loan type. As a result, the portion of our reserve previously designated as unallocated was fully allocated to specific loan categories as of December 31, 2005. This change accounts for a majority of the increase in the allowance for loan losses for each loan type when comparing year-end 2005 to prior periods. In the past, unallocated reserves represented model imprecision and macroeconomic factors for the entire portfolio. The allocation of unallocated reserves to the various components of the loan portfolio was done to more accurately present the allowance for loan losses by ascribing macroeconomic and imprecision factors to each loan category rather than the loan portfolio as a whole.

Loan quality is monitored closely by management and is reviewed by MB Financial Bank's board of directors at its regularly scheduled meetings. We consistently apply our methodology for determining the appropriateness of the allowance for loan losses, but may adjust our methodologies and assumptions based on historical information related to charge-offs, management's evaluation of the loan portfolio, and macroeconomic factors.

The following table presents an analysis of the allowance for loan losses for the years presented (dollars in thousands):

	Year Ended December 31, 2008	2007	2006	2005	2004
Balance at beginning of year	$ 65,103	$ 58,983	$ 42,290	$ 42,255	$ 37,730
Additions from acquisitions	-	-	16,425	-	4,052
Allowance related to bank subsidiary sold	-	-	-	-	-
Provision for loan losses	125,721	19,313	10,100	8,150	7,800
Charge-offs:					
Commercial loans	(13,653)	(7,072)	(10,160)	(4,007)	(5,584)
Commercial loans collateralized by assignment of lease payments	(1,258)	(515)	(246)	(826)	(1,538)
Commercial real estate	(14,872)	(3,471)	(1,671)	(1,052)	(1,508)
Residential real estate	(550)	(1,075)	(434)	(118)	(98)
Construction real estate	(14,940)	(2,294)	-	(3,824)	(514)
Indirect vehicles	(2,109)	(1,193)	(307)	-	-
Home equity	(1,801)	(194)	(427)	(149)	(276)
Consumer loans	(642)	(492)	(555)	(199)	(459)
Total charge-offs	(49,825)	(16,306)	(13,800)	(10,175)	(9,977)
Recoveries:					
Commercial loans	891	1,265	2,402	954	1,488
Commercial loans collateralized by assignment of lease payments	67	979	40	329	105
Commercial real estate	266	37	378	51	35
Residential real estate	29	20	26	97	45
Construction real estate	951	38	490	-	28
Indirect vehicles	625	389	4	-	-
Home equity	132	344	481	495	611
Consumer loans	41	41	147	134	338
Total recoveries	3,002	3,113	3,968	2,060	2,650
Net charge-offs	(46,823)	(13,193)	(9,832)	(8,115)	(7,327)
Balance at December 31,	$ 144,001	$ 65,103	$ 58,983	$ 42,290	$ 42,255
Total loans at December 31,	$ 6,228,563	$ 5,615,627	$ 4,971,494	$ 3,480,447	$ 3,180,820
Ratio of allowance to total loans	2.31%	1.16%	1.19%	1.22%	1.33%
Ratio of net charge-offs to average loans	0.79%	0.25%	0.24%	0.24%	0.25%

Provision for loan losses increased by $106.4 million to $125.7 million for the year ended December 31, 2008 from $19.3 million in the same period of 2007. The increase in our provision for loan losses was primarily due the migration of performing loans from lower risk rating to higher risk rating during 2008, worsening macroeconomic factors, and the increases in non-performing loans and net charge-offs. Also factoring into our provision was our loan growth during the year ended December 31, 2008.

Additionally, the underlying value of collateral on impaired loans deteriorated during the fourth quarter of 2008. Overall, the business environment has been adverse for many households and businesses in the United States, including the Chicago metropolitan area. The business environment significantly declined during the fourth quarter of 2008 as a result of significant job losses and housing foreclosures. Single family homes, condominiums, retail property, manufacturing property, and vacant land all experienced a significant decrease in demand due to the worsening economic environment during the fourth quarter of 2008. As a result, significant declines in the values of single family homes and other properties occurred during the fourth quarter.

The following table sets forth the allocation of the allowance for loan losses for the years presented and the percentage of loans in each category to total loans. The purpose of this allocation is only for internal analysis of the adequacy of the allowance and is not an indication of expected or anticipated losses (dollars in thousands):

	At December 31,									
	2008		2007		2006		2005		2004	
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Commercial loans	$ 40,217	24%	$ 15,627	24%	$ 20,918	21%	$ 14,918	22%	$ 10,394	22%
Commercial loans collateralized by assignment of lease payments	10,245	10%	7,854	10%	8,897	8%	6,868	8%	6,560	8%
Commercial real estate	31,241	38%	15,653	36%	10,458	36%	11,687	42%	9,715	42%
Residential real estate	1,623	5%	1,430	6%	1,430	7%	776	6%	779	8%
Construction real estate	57,443	13%	23,039	14%	15,780	17%	7,491	15%	4,416	12%
Consumer loans and other	3,232	10%	1,500	10%	1,621	11%	550	7%	571	8%
Unallocated (1)	-	-	-	-	-	-	-	-	9,820	-
Total	$ 144,001	100%	$ 65,103	100%	$ 58,983	100%	$ 42,290	100%	$ 42,255	100%

(1) In 2005, the methodology was refined to fully allocate all components of the loan loss reserve.

Additions to the allowance for loan losses, which are charged to earnings through the provision for loan losses, are determined based on a variety of factors, including specific reserves, current loan risk ratings, delinquent loans, historical loss experience and economic conditions in our market area. In addition, federal regulatory authorities, as part of the examination process, periodically review our allowance for loan losses. The regulators may require us to record adjustments to the allowance level based upon their assessment of the information available to them at the time of examination. Although management believes the allowance for loan losses is sufficient to cover probable losses inherent in the loan portfolio, there can be no assurance that the allowance will prove sufficient to cover actual loan losses. In 2008, the allocation of the allowance for loan losses increased in commercial, commercial real estate and construction real estate loans, due to the migration of performing loans from lower risk rating to higher risk rating during 2008, worsening macroeconomic factors, and the increases in non-performing loans and potential problem loans during the year ended December 31, 2008. See discussion below in "Potential Problem Loans".

Potential Problem Loans

We utilize an internal asset classification system as a means of reporting problem and potential problem assets. At our scheduled meetings of the board of directors of MB Financial Bank, a watch list is presented, showing significant loan relationships listed as "Special Mention," "Substandard," and "Doubtful." Under our risk rating system noted above, Special Mention, Substandard, and Doubtful loan classifications correspond to risk ratings six, seven, and eight, respectively. Substandard assets include those characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as Doubtful, or risk rated eight have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets classified as Loss, or risk rated nine are those considered uncollectible and viewed as valueless assets and have been charged-off. Assets that do not currently expose us to sufficient risk to warrant classification in one of the aforementioned categories, but possess weaknesses that deserve management's close attention are deemed to be Special Mention, or risk rated six.

Our determination as to the classification of our assets and the amount of our valuation allowances is subject to review by the Office of the Comptroller of the Currency, MB Financial Bank's primary regulator, which can order the establishment of additional general or specific loss allowances. There can be no assurance that regulators, in reviewing our loan portfolio, will not request us to materially adjust our allowance for loan losses. The Office of the Comptroller of the Currency, in conjunction with the other federal banking agencies, has adopted an interagency policy statement on the allowance for loan losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation guidelines. Generally, the policy statement recommends that (1) institutions have effective systems and controls to identify, monitor and address asset quality problems; (2) management has analyzed all significant factors that affect the collectability of the portfolio in a reasonable manner; and (3) management has established acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. Management believes it has established an adequate allowance for probable loan losses. We analyze our process regularly, with modifications made if needed, and report those results four times per year at meetings of our Audit Committee. However, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to materially adjust our allowance for loan losses at the time of their examination.

Although management believes that adequate specific and general loan loss allowances have been established, actual losses are dependent upon future events and, as such, further additions to the level of specific and general loan loss allowances may become necessary.

We define potential problem loans as performing loans rated substandard, that do not meet the definition of a non-performing loan (See "Asset Quality" section above for non-performing loans). We do not necessarily expect to realize losses on potential problem loans, but we recognize potential problem loans carry a higher probability of default and require additional attention by management. The aggregate principal amounts of potential problem loans were $100.9 million, or 1.62% of total loans as of December 31, 2008, and approximately $87.6 million, or 1.56% of total loans as of December 31, 2007.

Sources of Funds

General. Deposits, short-term and long-term borrowings, including junior subordinated notes issued to capital trusts and subordinated debt, loan and investment security repayments and prepayments, proceeds from the sale of securities, and cash flows generated from operations are the primary sources of our funds for lending, investing, leasing and other general purposes. Loan repayments are a relatively predictable source of funds except during periods of significant interest rate declines, while deposit flows tend to fluctuate with prevailing interests rates, money markets conditions, general economic conditions and competition.

Deposits. We offer a variety of deposit accounts with a range of interest rates and terms. Our core deposits consist of checking accounts, NOW accounts, money market accounts, savings accounts and non-public certificates of deposit. These deposits, along with public fund deposits, brokered deposits, and short-term and long-term borrowings are used to support our asset base. Our deposits are obtained predominantly from the geographic trade areas surrounding each of our office locations. We rely primarily on customer service and long-standing relationships with customers to attract and retain deposits; however, market interest rates and rates offered by competing financial institutions significantly affect our ability to attract and retain deposits. We also use brokered deposits as an alternative funding source which allows us flexibility in managing our overall interest expense. Total deposits increased by $981.8 million, including an increase in brokered deposits of $386.3 million, from December 31, 2007 to December 31, 2008.

The following table sets forth the maturities of certificates of deposit and other time deposits $100,000 and over at December 31, 2008 (in thousands):

	At December 31, 2008
Certificates of deposit $100,000 and over:	
Maturing within three months	$ 511,980
After three but within six months	532,188
After six but within twelve months	403,516
After twelve months	561,671
Total certificates of deposit $100,000 and over (1)	$ 2,009,355
Other time deposits $100,000 and over (2):	
Maturing within three months	$ 12,347
After three but within six months	27,603
After six but within twelve months	25,851
After twelve months	15,911
Total other time deposits $100,000 and over	$ 81,712

(1) Includes brokered deposits of $864.8 million.
(2) Consists of time deposits held in individual retirement accounts (IRA's) and time certificates that the customer has the option to increase the principal balance and maintain the original interest rate.

The following table sets forth the composition of our deposits at the dates indicated (dollars in thousands):

	At December 31,			
	2008		2007	
	Amount	Percent	Amount	Percent
Demand deposits, noninterest bearing	$ 960,117	14.78%	$ 875,491	15.88%
NOW and money market accounts	1,465,436	22.56%	1,263,021	22.91%
Savings deposits	367,684	5.66%	390,980	7.09%
Time certificates, $100,000 or more	2,091,067	32.19%	1,686,593	30.59%
Other time certificates	1,611,267	24.81%	1,297,698	23.53%
Total	$6,495,571	100.00%	$5,513,783	100.00%

Borrowings. Short-term borrowings decreased by $489.1 million to $488.6 million at December 31, 2008 compared to $977.7 million at December 31, 2007. We have access to a variety of borrowing sources and use short-term and long-term borrowings to support our asset base. Short-term borrowings from time to time include federal funds purchased, Federal Reserve term auction funds, securities sold under agreements to repurchase, Federal Home Loan Bank advances, treasury, tax and loan demand notes, and correspondent bank lines of credit. We also offer customers a deposit account that sweeps balances in excess of an agreed upon target amount into overnight repurchase agreements. As business customers have grown more sophisticated in managing their daily cash position, demand for the sweep product has increased.

The following table sets forth certain information regarding our short-term borrowings at the dates and for the periods indicated (dollars in thousands):

	At or For the Year Ended December 31,		
	2008	2007	2006
Federal funds purchased:			
Average balance outstanding	$ 44,413	$ 90,928	$ 57,641
Maximum outstanding at any month-end during the period	175,000	199,100	133,100
Balance outstanding at end of period	5,000	170,000	133,100
Weighted average interest rate during the period	3.09%	5.16%	5.40%
Weighted average interest rate at end of the period	0.68%	3.86%	5.38%
Federal Reserve term auction funds:			
Average balance outstanding	$ 91,803	$ -	$ -
Maximum outstanding at any month-end during the period	250,000	-	-
Balance outstanding at end of period	100,000	-	-
Weighted average interest rate during the period	2.59%	-	-
Weighted average interest rate at end of the period	0.42%	-	-
Securities sold under agreements to repurchase:			
Average balance outstanding	$ 291,013	$ 323,132	$ 365,786
Maximum outstanding at any month-end during the period	366,271	409,848	462,293
Balance outstanding at end of period (1)	282,832	367,702	351,378
Weighted average interest rate during the period	1.49%	3.66%	3.97%
Weighted average interest rate at end of the period	0.48%	3.02%	3.89%
Federal Home Loan Bank advances:			
Average balance outstanding	$ 252,452	$ 397,065	$ 205,805
Maximum outstanding at any month-end during the period	344,011	440,019	239,679
Balance outstanding at end of period	100,787	440,019	204,026
Weighted average interest rate during the period	3.75%	5.23%	4.94%
Weighted average interest rate at end of the period	2.46%	5.05%	5.30%
Treasury, tax and loan demand notes			
Average balance outstanding	$ -	$ -	$ 1,545
Maximum outstanding at any month-end during the period	-	-	3,959
Balance outstanding at end of period	-	-	-
Weighted average interest rate during the period	-	-	4.48%
Weighted average interest rate at end of the period	-	-	-
Correspondent bank lines of credit:			
Average balance outstanding	$ 1,393	$ 1,555	$ 1,115
Maximum outstanding at any month-end during the period	10,000	10,000	12,000
Balance outstanding at end of period	-	-	-
Weighted average interest rate during the period	3.23%	5.72%	6.11%
Weighted average interest rate at end of the period	-	-	-

(1) Balance includes customer repurchase agreements totaling $282.8 million, $367.7 million and $314.4 million at December 31, 2008, 2007 and 2006, respectively.

Long-term borrowings include notes payable to other banks to support a portfolio of equipment that we own and lease to other companies, Federal Home Loan Bank advances, structured repurchase agreements, and subordinated debt. As of December 31, 2008 and December 31, 2007, our long-term borrowings were $471.5 million and $208.9 million, respectively.

Junior subordinated notes issued to capital trusts include debentures sold to Coal City Capital Trust I, FOBB Capital Trust I, FOBB Capital Trust III, MB Financial Capital Trust II, MB Financial Capital Trust III, MB Financial Capital Trust IV, MB Financial Capital Trust V, and MB Financial Capital Trust VI in connection with the issuance of their preferred securities in 1998, 2000, 2003, 2005, 2006, 2006, 2007, and 2007, respectively. As of December 31, 2008 and December 31, 2007, our junior subordinated notes issued to capital trusts were $158.8 million and $159.0 million, respectively. See Notes 1 and 13 to the consolidated financial statements for further analysis.

Liquidity

Bank Liquidity. Liquidity management is monitored by an Asset/Liability Management Committee, consisting of members of management, which reviews historical funding requirements, current liquidity position, sources and stability of funding, marketability of assets, options for attracting additional funds, and anticipated future funding needs, including the level of unfunded commitments.

Our primary sources of funds are retail and commercial deposits, short-term and long-term borrowings, public funds and funds generated from operations. Funds from operations include principal and interest payments received on loans and securities. While maturities and scheduled amortization of loans and securities provide an indication of the timing of the receipt of funds, changes in interest rates, economic conditions and competition strongly influence mortgage prepayment rates and deposit flows, reducing the predictability of the timing on sources of funds.

Our subsidiary bank has no required regulatory liquidity ratios to maintain; however, it adheres to an internal policy which dictates a ratio of loans to deposits. Our current policy maintains that we, on a consolidated basis, may not have a ratio of loans to deposits (including customer repurchase agreements) in excess of 105%. At December 31, 2008, we were in compliance with the foregoing policy.

At December 31, 2008, our subsidiary bank had outstanding letters of credit, loan origination commitments and unused commercial and retail lines of credit of approximately $1.8 billion. Our bank anticipates that it will have sufficient funds available to meet current origination and other lending commitments. Certificates of deposit that are scheduled to mature within one year totaled $2.8 billion at December 31, 2008 including brokered deposits. Although no assurance can be given, we expect to retain a substantial majority of these certificates of deposit or acquire additional brokered deposits.

In the event that additional short-term liquidity is needed, our banks have established relationships with several large regional banks to provide short-term borrowings in the form of federal funds purchases. While, at December 31, 2008, there were no firm lending commitments in place, management believes that MB Financial Bank could borrow approximately $400 million for a short time from these banks on a collective basis. Additionally, MB Financial Bank is a member of the Federal Home Loan Bank of Chicago, Illinois and as of December 31, 2008, has the ability to borrow an additional $132.7 million from the Federal Home Loan Bank. The Company can also use the Federal Reserve Discount Window and the Federal Reserve Term Auction Funds for short-term funding. Each auction is for a fixed amount and the rate is determined by the auction process. These borrowings are primarily collateralized by commercial and indirect vehicle loans with unpaid principal balances aggregating no less than 200% of the outstanding advances from the Federal Reserve Term Auction and 100% of the outstanding advances from the Federal Reserve Discount Window. As a contingency plan for significant funding needs, the Asset/Liability Management Committee may also consider the sale of investment securities, selling securities under agreement to repurchase, the temporary curtailment of lending activities, or selling loans.

Corporation Liquidity. Our main sources of liquidity at the holding company level are dividends from our subsidiary bank.

MB Financial Bank is subject to various regulatory capital requirements which affect its ability to pay dividends to us. Failure to meet minimum capital requirements can initiate certain mandatory and discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Additionally, our current policy effectively limits the amount of dividends our subsidiary bank may pay to us by requiring the bank to maintain total risk-based capital, Tier 1 risk-based capital and Tier 1 leverage capital ratios of 11%, 8% and 7%, respectively. The minimum ratios required for a bank to be considered "well capitalized" for regulatory purposes are 10%, 6% and 5%, respectively. In addition to adhering to our policy, there are regulatory restrictions on the ability of national banks to pay dividends. See "Item 1. Business – Supervision and Regulation."

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely enter into commitments to extend credit, including loan commitments, standby and commercial letters of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans made by us. For additional information, see Note 17 "Commitments and Contingencies" to the consolidated financial statements.

Derivative Financial Instruments. Derivatives have become one of several components of our asset/liability management activities to manage interest rate risk. In general, the assets and liabilities generated through the ordinary course of business activities do not naturally create offsetting positions with respect to repricing, basis or maturity characteristics. Using derivative instruments, principally interest rate swaps, our interest rate sensitivity is adjusted to maintain the desired interest rate risk profile. Interest rate swaps used to adjust the interest rate sensitivity of certain interest-bearing assets and liabilities will not need to be replaced at maturity, since the corresponding asset or liability will mature along with the interest rate swap.

Interest rate swaps designated as an interest rate related hedge of an existing fixed rate asset or liability are fair value type hedges. We currently use fair value type hedges, or interest rate swaps, to mitigate the interest sensitivity of certain qualifying commercial loans and brokered time certificates of deposit. The change in fair value of both the interest rate swap and hedged instrument is recorded in current earnings. If a hedge ceases to qualify for hedge accounting prior to maturity, previous adjustments to the carrying value of the hedged item are recognized in earnings to match the earnings recognition pattern of the hedged item (e.g., level yield amortization if hedging an interest-bearing instrument that has not been sold or extinguished). For additional information, including the notional amount and fair value of our interest rate swaps at December 31, 2008, see Note 21 "Derivative Financial Instruments" to the consolidated financial statements.

Trust Preferred Securities. In addition to our commitments and derivative financial instruments of the types described above, our off balance sheet arrangements include our combined $4.8 million ownership interests in the common securities of the statutory trusts we established to issue trust preferred securities. See "Capital Resources" below in this Item 7 and Note 13 "Junior Subordinated Notes Issued to Capital Trusts" to the consolidated financial statements.

Contractual Obligations. In the ordinary course of operations, we enter into certain contractual obligations. Such obligations include the funding of operations through debt issuances, subordinated notes issued to capital trusts, operating leases for premises and equipment, as well as capital expenditures for new premises and equipment.

The following table summarizes our significant contractual obligations and other potential funding needs at December 31, 2008 (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Time deposits	$ 3,702,334	$ 2,806,727	$ 709,579	$ 104,150	$ 81,878
Long-term borrowings	471,466	45,060	189,003	44,320	193,083
Junior subordinated notes issued to capital trusts (1)	158,824	-	-	-	158,824
Operating leases	27,226	3,182	4,415	3,259	16,370
Capital expenditures	1,016	1,016	-	-	-
Total	$ 4,360,866	$ 2,855,989	$ 902,992	$ 151,230	$ 450,655
Letters of Credit and commitments to extend credit	$ 1,812,903				

(1) Call dates are set forth in Note 13 to the audited consolidated financial statements under Item 8. Financial Statements and Supplementary Data.

Capital Resources

Our subsidiary bank is subject to the risk based capital regulations administered by the banking regulatory agencies. The risk based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under the regulations, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk weighted assets and off-balance sheet items. Under the prompt corrective action regulations, to be adequately capitalized a bank must maintain minimum ratios of total capital to risk-weighted assets of 8.00%, Tier 1 capital to risk-weighted assets of 4.00%, and Tier 1 capital to total assets of 4.00%. Failure to meet these capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators, which, if undertaken, could have a direct material effect on the bank's financial statements. As of December 31, 2008, the most recent notification from the federal banking regulators categorized our subsidiary bank as well capitalized.

A well capitalized institution must maintain a minimum ratio of total capital to risk-weighted assets of at least 10.00%, a minimum ratio of Tier 1 capital to risk weighted assets of at least 6.00%, a minimum ratio of Tier 1 capital to total assets of at least 5.00% and must not be subject to any written order, agreement or directive requiring it to meet or maintain a specific capital level. There are no conditions or events since that notification that management believes have changed our subsidiary bank's capital classification. On a consolidated basis, we must maintain a minimum ratio of Tier 1 capital to total assets of 4.00%, a minimum ratio of Tier 1 capital to risk-weighted assets of 4.00% and a minimum ratio of total-capital to risk-weighted assets of 8.00%. See "Item 1. Business – Supervision and Regulation – Capital Adequacy" and "Prompt Corrective Action." In addition, our internal policy requires us, on a consolidated basis, to maintain these ratios at or above 7%, 8% and 11%, respectively.

As of December 31, 2008, our subsidiary bank was "well capitalized" under the capital adequacy requirements to which each of us are subject. The following table sets forth the actual and required regulatory capital amounts and ratios for our subsidiary bank and us as of December 31, 2008 (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2008						
Total capital (to risk-weighted assets):						
Consolidated	$ 936,027	14.08%	$ 531,968	8.00%	N/A	N/A
MB Financial Bank	759,845	11.46%	530,595	8.00%	$663,243	10.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	$ 802,384	12.07%	$ 265,984	4.00%	N/A	N/A
MB Financial Bank	626,185	9.44%	265,297	4.00%	$397,946	6.00%
Tier 1 capital (to average assets):						
Consolidated	$ 802,384	9.85%	$ 325,872	4.00%	N/A	N/A
MB Financial Bank	626,185	7.70%	325,300	4.00%	$406,625	5.00%

N/A – not applicable

We established statutory trusts for the sole purpose of issuing trust preferred securities and related trust common securities. The trust preferred securities are included in our consolidated Tier 1 Capital and Total Capital at December 31, 2008. In March 2005, the Board of Governors of the Federal Reserve System issued a final rule allowing bank holding companies to continue to include qualifying trust preferred securities in their Tier 1 Capital for regulatory capital purposes, subject to a 25% limitation to all core (Tier I) capital elements, net of goodwill less any associated deferred tax liability. The final rule provides a five-year transition period, ending March 31, 2009, for application of the aforementioned quantitative limitation. As of December 31, 2008, 100% of the trust preferred securities described in Note 13 of our audited consolidated financial statements qualified as Tier I capital. Under the final rule adopted in March 2005, that will take effect March 31, 2009, 100% of the trust preferred securities outstanding, as of December 31, 2008, will qualify as Tier I capital.

As of December 31, 2008, we had approximately $1.0 million in capital expenditure commitments outstanding which relate to various projects to build new branches or renovate existing branches. We expect to pay the outstanding commitments as of December 31, 2008 through the normal cash flows of our business operations.

Statement of Cash Flows

Operating Activities. Cash flows from continuing operating activities primarily include net income, adjusted for items in net income that did not impact cash. Net cash provided by continuing operating activities increased by $6.0 million to $147.7 million for the year ended December 31, 2008, from $141.7 million for the year ended December 31, 2007. The increase was primarily due to an increase in provision for loan losses partially offset by a decrease in net income.

Net cash provided by continuing operating activities decreased by $303.2 million to $141.7 million for the year ended December 31, 2007, from $445.0 million for the year ended December 31, 2006. The decrease was primarily due to a decrease in proceeds from the sale of loans held for sale, partially offset by higher net income and a net decrease in other assets for the year ended December 31, 2007. The decrease in proceeds from the sale of loans held for sale was primarily due to the sale of $344.8 million of indirect auto loans on September 29, 2006, to remove low yielding assets. These indirect auto loans were held by Oak Brook Bank and acquired by us as a result of our acquisition of Oak Brook Bank on August 25, 2006. Subsequent to the indirect auto loan sale, we significantly scaled back our indirect auto origination business.

Investing Activities. Cash used in continuing investing activities reflects the impact of loans and investments acquired for the Company's interest-earning asset portfolios, as well as cash flows from asset sales and the impact of acquisitions. For the year ended December 31, 2008, the Company had net cash flows used in continuing investing activities of $887.8 million, compared to $206.9 million for the year ended December 31, 2007. The change in cash flows from continuing investing activities was primarily due to a decrease in the proceeds from sales and maturities in our investment portfolio, and an increase in purchases of investment securities during the year ended December 31, 2008, compared to the year ended December 31, 2007. Additionally, we received $76.1 million from the sale of Union Bank in 2007.

Net cash used in investing activities increased by $112.2 million to $206.9 million for the year ended December 31, 2006 from $94.8 million for the year ended December 31, 2007. The change in cash flows from continuing investing activities was primarily due to the funding of our loan growth during the year ended December 31, 2007.

Financing Activities. Cash flows from continuing financing activities include transactions and events whereby cash is obtained from depositors, creditors or investors. For the year ended December 31, 2008, the Company had net cash flows provided by continuing financing activities of $931.5 million, compared to $68.2 million for the year ended December 31, 2007. The change in cash flows from continuing financing activities was primarily due to an increase in deposits and the issuance of preferred stock pursuant to the TARP Capital Purchase Program, partially offset by a net decrease in borrowings. During 2008 we improved our liquidity position as a result of an increase in deposits of $981.8 million, and a reduction in short-term borrowings of $489.1 million. In addition, we lengthened the maturities on both customer and brokered certificates of deposits.

For the year ended December 31, 2007, the Company had net cash flows provided by continuing financing activities of $68.2 million, compared to net cash used in continuing financing activities of $303.7 million for the year ended December 31, 2006. The change in cash flows from continuing financing activities was primarily due to a net increase in short-term borrowings for the year ended December 31, 2007, compared to a net decrease in short-term borrowings for the year ended December 31, 2006, and in increase in treasury stock purchased during 2007. The Company used the funds generated from the indirect auto loan sale, as discussed above, to payoff a portion of the Company's short-term borrowings during the year ended December 31, 2006.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk and Asset Liability Management

Market Risk. Market risk is the risk that the market value or estimated fair value of our assets, liabilities, and derivative financial instruments will decline as a result of changes in interest rates or financial market volatility, or that our net income will be significantly reduced by interest rate changes. Market risk is managed operationally in our Treasury Group, and is addressed through a selection of funding and hedging instruments supporting balance sheet growth, as well as monitoring our asset investment strategies.

Asset Liability Management. Management and our Treasury Group continually monitor our sensitivity to interest rate changes. It is our policy to maintain an acceptable level of interest rate risk over a range of possible changes in interest rates while remaining responsive to market demand for loan and deposit products. The strategy we employ to manage our interest rate risk is to measure our risk using an asset/liability simulation model. The model considers several factors to determine our potential exposure to interest rate risk, including measurement of repricing gaps, duration, convexity, value at risk, and the market value of portfolio equity under assumed changes in the level of interest rates, shape of the yield curves, and general market volatility. Management controls our interest rate exposure using several strategies, which include adjusting the maturities of securities in our investment portfolio, and limiting fixed rate loans or fixed rate deposits with terms of more than five years. We also use derivative instruments, principally interest rate swaps, to manage our interest rate risk. See "Item 7. Management's

Discussion and Analysis of Financial Condition and Results of Operations – Off-Balance Sheet Arrangements and Aggregate Contractual Obligations."

Interest Rate Risk. Interest rate risk can come in a variety of forms, including repricing risk, yield curve risk, basis risk, and prepayment risk. We experience repricing risk when the change in the average yield of either our interest earning assets or interest bearing liabilities is more sensitive than the other to changes in market interest rates. Such a change in sensitivity could reflect a number of possible mismatches in the repricing opportunities of our assets and liabilities.

In the event that yields on our assets and liabilities do adjust to changes in market rates to the same extent, we may still be exposed to yield curve risk. Yield curve risk reflects the possibility the changes in the shape of the yield curve could have different effects on our assets and liabilities.

Variable rate assets and liabilities that reprice at similar times, have similar maturities or repricing dates, are based on different indexes still have interest rate risk. Basis risk reflects the possibility that indexes will not move in a coordinated manner.

We hold mortgage-related investments, including mortgage loans and mortgage-backed securities. Prepayment risk is associated with mortgage-related investments and results from homeowners' ability to pay off their mortgage loans prior to maturity. We limit this risk by restricting the types of mortgage-backed securities we own to those with limited average life changes under certain interest-rate shock scenarios, or securities with embedded prepayment penalties. We also limit the amount of fixed rate mortgage loans we hold that have maturities greater than five years.

Measuring Interest Rate Risk. As noted above, interest rate risk can be measured by analyzing the extent to which the repricing of assets and liabilities are mismatched to create an interest sensitivity gap. An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, therefore, a negative gap would tend to adversely affect net interest income. Conversely, during a period of falling interest rates, a negative gap position would tend to result in an increase in net interest income.

The following table sets forth the amounts of interest earning assets and interest bearing liabilities outstanding at December 31, 2008 that we anticipate, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined based on the earlier of the term to repricing or the term to repayment of the asset or liability. The table is intended to provide an approximation of the projected repricing of assets and liabilities at December 31, 2008 based on contractual maturities and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be reinvested and/or repriced because of contractual amortization and rate adjustments on adjustable-rate loans. Loan and investment securities' contractual maturities and amortization reflect expected prepayment assumptions. While NOW, money market and savings deposit accounts have adjustable rates, it is assumed that the interest rates on some of the accounts will not adjust immediately to changes in other interest rates.

Therefore, the information in the table is calculated assuming that NOW, money market and savings deposits will reprice as follows: 6%, 9% and 8%, respectively, in the first three months, 17%, 23%, and 21%, respectively, in the next nine months, 59%, 57% and 58%, respectively, from one year to five years, and 18%, 11%, and 13%, respectively over five years (dollars in thousands):

	Time to Maturity or Repricing				
	0 – 90 Days	**91 - 365 Days**	**1 – 5 Years**	**Over 5 Years**	**Total**
Interest Earning Assets:					
Interest bearing deposits with banks	$ 260,892	$ 190	$ 752	$ -	$ 261,834
Investment securities available for sale	133,998	251,193	661,663	289,276	1,336,130
Loans	2,634,769	1,163,948	2,309,914	119,932	6,228,563
Total interest earning assets	$ 3,029,659	$ 1,415,331	$ 2,972,329	$ 409,208	$ 7,826,527
Interest Bearing Liabilities:					
NOW and money market deposit accounts	$ 117,491	$ 309,272	$ 845,547	$ 193,126	$ 1,465,436
Savings deposits	28,627	76,483	211,711	50,863	367,684
Time deposits	914,565	1,953,563	810,869	23,337	3,702,334
Short-term borrowings	239,203	89,144	146,233	14,039	488,619
Long-term borrowings	101,998	33,548	333,736	2,184	471,466
Junior subordinated notes issued to capital trusts	152,070	-	6,754	-	158,824
Total interest bearing liabilities	$ 1,553,954	$ 2,462,010	$ 2,354,850	$ 283,549	$ 6,654,363
Rate sensitive assets (RSA)	$ 3,029,659	$ 4,444,990	$ 7,417,319	$ 7,826,527	$ 7,826,527
Rate sensitive liabilities (RSL)	$ 1,553,954	$ 4,015,964	$ 6,370,814	$ 6,654,363	$ 6,654,363
Cumulative GAP (GAP=RSA-RSL)	$ 1,475,705	$ 429,026	$ 1,046,505	$ 1,172,164	$ 1,172,164
RSA/Total assets	34.35%	50.40%	84.10%	88.74%	88.74%
RSL/Total assets	17.62%	45.53%	72.23%	75.45%	75.45%
GAP/Total assets	16.73%	4.86%	11.87%	13.29%	13.29%
GAP/RSA	48.71%	9.65%	14.11%	14.98%	14.98%

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates. Additionally, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Therefore, we do not rely on a gap analysis to manage our interest rate risk, but rather we use what we believe to be the more reliable simulation model relating to changes in net interest income.

Based on simulation modeling which assumes gradual changes in interest rates over a one-year period, we believe that our net interest income would change due to changes in interest rates as follows (dollars in thousands):

Gradual Changes in Levels of Interest Rates	Change in Net Interest Income Over One Year Horizon			
	At December 31, 2008		At December 31, 2007	
	Dollar Change	Percentage Change	Dollar Change	Percentage Change
+2.00%	$ 8,664	3.40 %	$ 502	0.23%
+1.00%	3,328	1.30 %	736	0.33%

In the interest rate sensitivity table above, changes in net interest income between December 31, 2008 and December 31, 2007 reflect changes in the composition of interest earning assets and interest bearing liabilities, related interest rates, repricing frequencies, and the fixed or variable characteristics of the interest earning assets and interest bearing liabilities.

The assumptions used in our interest rate sensitivity simulation discussed above are inherently uncertain and, as a result, the simulations cannot precisely measure net interest income or precisely predict the impact of changes in interest rates on net interest income. Our model assumes that a portion of our variable rate loans that have minimum interest rates will remain in our portfolio regardless of changes in the interest rate environment. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and management strategies.

As a result of the current interest rate environment, the Company does not anticipate any significant declines in interest rates over the next twelve months. For this reason, we did not use an interest rate sensitivity simulation that assumes a gradual decline in the level of interest rates over the next twelve months.

Item 8. Financial Statements and Supplementary Data

MB FINANCIAL, INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007, and 2006

INDEX

mb financial

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of MB Financial, Inc. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control–Integrated Framework.* Based on that assessment, management concluded that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on the criteria established in *Internal Control–Integrated Framework.*

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, has been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their attestation report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. See "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting."

/s/ Mitchell Feiger	/s/ Jill E. York
Mitchell Feiger	Jill E. York
President and	*Vice President and*
Chief Executive Officer	*Chief Financial Officer*

February 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders
MB Financial, Inc.

We have audited MB Financial, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control Over Financial Reporting.* Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, MB Financial, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of MB Financial, Inc. and our report dated February 26, 2009 expressed an unqualified opinion.

/s/ McGladrey & Pullen, LLP
Schaumburg, Illinois
February 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders
MB Financial, Inc.

We have audited the consolidated balance sheets of MB Financial, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MB Financial, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As disclosed in Note 19, MB Financial, Inc. and Subsidiaries adopted the provisions of Statement of Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, for assets and liabilities measured and reported at fair value.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), MB Financial Inc. and Subsidiaries internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ McGladrey & Pullen, LLP
Schaumburg, Illinois
February 26, 2009

MB FINANCIAL, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(Amounts in thousands, except share and per share data)

	2008	2007
ASSETS		
Cash and due from banks	$ 79,824	$ 141,248
Interest bearing deposits with banks	261,834	9,093
Total cash and cash equivalents	341,658	150,341
Investment securities:		
Securities available for sale, at fair value	1,336,130	1,177,714
Non-marketable securities - FHLB and FRB Stock	64,246	63,671
Total investment securities	1,400,376	1,241,385
Loans (net of allowance for loan losses of $144,001 at December 31, 2008 and $65,103 at December 31, 2007)	6,084,562	5,550,524
Lease investments, net	125,034	97,321
Premises and equipment, net	186,474	183,722
Cash surrender value of life insurance	119,526	116,690
Goodwill, net	387,069	379,047
Other intangibles, net	25,776	25,352
Other assets	149,288	90,321
Total assets	$ 8,819,763	$ 7,834,703
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits:		
Noninterest bearing	$ 960,117	$ 875,491
Interest bearing	5,535,454	4,638,292
Total deposits	6,495,571	5,513,783
Short-term borrowings	488,619	977,721
Long-term borrowings	471,466	208,865
Junior subordinated notes issued to capital trusts	158,824	159,016
Accrued expenses and other liabilities	136,459	112,949
Total liabilities	7,750,939	6,972,334
Minority interest	2,629	-
Stockholders' Equity:		
Preferred stock, ($0.01 par value, authorized 1,000,000 shares at December 31, 2008; series A, 5% cumulative perpetual, 196,000 shares issued and outstanding at December 31, 2008, $1,000.00 liquidation value)	193,025	-
Common stock, ($0.01 par value; authorized 50,000,000 shares at December 31, 2008 and 43,000,000 at December 31, 2007; issued 37,542,968 shares at December 31, 2008 and 37,401,023 at December 31, 2007)	375	374
Additional paid-in capital	445,692	441,201
Retained earnings	495,505	505,260
Accumulated other comprehensive income	16,910	7,597
Less: 2,612,143 and 2,785,573 shares of treasury stock, at cost, at December 31, 2008 and December 31, 2007, respectively	(85,312)	(92,063)
Total stockholders' equity	1,066,195	862,369
Total liabilities and stockholders' equity	$ 8,819,763	$ 7,834,703

See Accompanying Notes to Consolidated Financial Statements.

MB FINANCIAL, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2008, 2007 and 2006
(Amounts in thousands, except share and per share data)

	2008	2007	2006
Interest income:			
Loans	$ 357,075	$ 393,016	$ 310,194
Investment securities available for sale:			
Taxable	40,468	49,675	51,836
Nontaxable	15,502	13,862	11,255
Federal funds sold	276	449	774
Other interest bearing accounts	467	264	312
Total interest income	413,788	457,266	374,371
Interest expense:			
Deposits	151,370	185,649	141,108
Short-term borrowings	17,590	37,354	27,944
Long-term borrowings and junior subordinated notes	23,940	21,957	17,140
Total interest expense	192,900	244,960	186,192
Net interest income	220,888	212,306	188,179
Provision for loan losses	125,721	19,313	10,100
Net interest income after provision for loan losses	95,167	192,993	178,079
Other income:			
Loan service fees	9,180	6,258	5,400
Deposit service fees	28,228	23,918	19,445
Lease financing, net	16,973	15,847	13,369
Brokerage fees	4,317	9,581	9,318
Asset management and trust fees	11,869	10,447	6,916
Net gain (loss) on sale of securities available for sale	1,130	(3,744)	(445)
Increase in cash surrender value of life insurance	5,299	5,003	3,964
Net (loss) gain on sale of assets	(1,104)	10,097	860
Merchant card processing	18,041	16,347	6,848
Other operating income	4,533	6,150	5,646
	98,466	99,904	71,321
Other expenses:			
Salaries and employee benefits	109,568	111,438	88,907
Occupancy and equipment expense	28,922	28,915	24,462
Computer services expense	7,392	6,699	6,281
Advertising and marketing expense	5,092	4,861	4,597
Professional and legal expense	3,110	4,543	2,027
Brokerage fee expense	1,929	4,802	4,986
Telecommunication expense	2,825	2,808	2,617
Other intangibles amortization expense	3,554	3,504	1,971
Merchant card processing	16,582	14,815	6,210
Charitable contributions	30	4,686	695
Other operating expenses	21,783	19,765	16,322
	200,787	206,836	159,075
Income (loss) before income taxes and discontinued operations	(7,154)	86,061	90,325
Income taxes	(23,318)	24,036	27,269
Income from continuing operations	16,164	62,025	63,056
Discontinued operations			
Income from discontinued operations before income taxes	-	50,475	6,213
Income taxes	-	18,637	2,155
Income from discontinued operations	-	31,838	4,058
Net income	$ 16,164	$ 93,863	$ 67,114
Dividends on preferred shares	789	-	-
Net income available to common shareholders	$ 15,375	$ 93,863	$ 67,114

MB FINANCIAL, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2008, 2007 and 2006
(Amounts in thousands, except share and per share data)
Common share data:

	2008	2007	2006
Basic earnings per common share from continuing operations	$0.44	$1.73	$2.02
Basic earnings per common share from discontinued operations	$ -	$0.88	$0.13
Basic earnings per common share	$0.44	$2.61	$2.15
Diluted earnings per common share from continuing operations	$0.44	$1.70	$1.99
Diluted earnings per common share from discontinued operations	$ -	$0.88	$0.13
Diluted earnings per common share	$0.44	$2.58	$2.12
Weighted average common shares outstanding	34,706,092	35,919,900	31,156,887
Diluted weighted average common shares outstanding	35,061,712	36,439,561	31,687,220

See Accompanying Notes to Consolidated Financial Statements.

MB FINANCIAL, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2008, 2007 and 2006
(Amounts in thousands, except share and per share data)

	Comprehensive Income	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Treasury Stock	Total Stock-holders' Equity
Balance at January 1, 2006		$ -	$ 289	$ 141,745	$ 390,407	$ (9,453)	$ (16,002)	$ 506,986
Net income	$ 67,114				67,114			67,114
Unrealized holding gains on investment securities, net of tax expense of $841	1,562							
Reclassification adjustments for losses included in net income, net of tax benefit of ($156)	289							
Other comprehensive income, net of tax	1,851					1,851		1,851
Comprehensive income	$ 68,965							
Issuance of 8,374,308 shares of common stock in business combination			84	296,812				296,896
Issuance of 45,217 shares of restricted stock, net of forfeitures and amortization				1,447				1,447
Purchase of 390,000 shares of treasury stock							(13,833)	(13,833)
Reissuance of 161 shares of treasury stock for employee stock awards				(1)			6	5
Paid-in capital – stock options				1,643				1,643
Stock options exercised - Reissuance of 185,582 shares of treasury stock				(3,307)			7,434	4,127
Excess tax benefits from stock-based payment arrangements				884				884
Preferred dividends declared		-						
Cash dividends declared ($0.66 per share)					(20,168)			(20,168)
Purchase of 8,402 shares held in trust for deferred compensation plan				279			(279)	-
Balance at December 31, 2006		$ -	$ 373	$ 439,502	$ 437,353	$ (7,602)	$ (22,674)	$ 846,952
Net income	$ 93,863				93,863			93,863
Unrealized holding gains on investment securities, net of tax expense of $6,715	12,470							
Reclassification adjustments for losses included in net income, net of tax benefit of ($1,469)	2,729							
Other comprehensive income, net of tax	15,199					15,199		15,199
Comprehensive income	$ 109,062							
Issuance of 68,695 shares of restricted stock, net of forfeitures and amortization			1	2,112				2,113
Purchase of 2,333,270 shares of treasury stock							(77,524)	(77,524)
Reissuance of 2,250 shares of treasury stock for employee stock awards				(70)			80	10
Reissuance of 40,428 shares of treasury stock for prior Company Directors' fees deferred				(819)			1,631	812
Paid-in capital – stock options				2,127				2,127
Stock options exercised - Reissuance of 173,415 shares of treasury stock				(2,709)			6,498	3,789
Excess tax benefits from stock-based payment arrangements				984				984
Preferred dividends declared		-						
Cash dividends declared ($0.72 per share)					(25,956)			(25,956)
Purchase of 2,276 shares held in trust for deferred compensation plan				74			(74)	-
Balance at December 31, 2007		$ -	$ 374	$ 441,201	$ 505,260	$ 7,597	$ (92,063)	$ 862,369

(Continued)

MB FINANCIAL, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2008, 2007 and 2006
(Amounts in thousands, except share and per share data)

	Comprehensive Income	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Treasury Stock	Total Stock-holders' Equity
Balance at January 1, 2008		$ -	$ 374	$ 441,201	$ 505,260	$ 7,597	$ (92,063)	$ 862,369
Net income	$ 16,164				16,164			16,164
Unrealized holding gains on investment securities, net of tax expense of $5,410	10,048							
Reclassification adjustments for gains included in net income, net of tax expense of ($395)	(735)							
Other comprehensive income, net of tax	9,313					9,313		9,313
Comprehensive income	$ 25,477							
Issuance of 126,078 shares of restricted stock, net of forfeitures and amortization			1	2,227				2,228
Purchase of 51,274 shares of treasury stock							(1,349)	(1,349)
Reissuance of 13,098 shares of treasury stock for employee stock awards				(465)			465	-
Issuance of 15,867 shares for employee stock awards			-					-
Paid-in capital – stock options				651				651
Stock options exercised - Reissuance of 230,877 shares of treasury stock				(3,590)			8,175	4,585
Excess tax benefits from stock-based payment arrangements				2,032				2,032
Issuance of preferred stock		192,944						192,944
Issuance of stock warrant				3,056				3,056
Dividends on preferred shares		81			(789)			(708)
Restricted stock unit dividends				40	(40)			
Cash dividends declared ($0.72 per share)					(25,090)			(25,090)
Purchase of 19,271 shares held in trust for deferred compensation plan				540			(540)	-
Balance at December 31, 2008		$ 193,025	$ 375	$ 445,692	$ 495,505	$ 16,910	$ (85,312)	$ 1,066,195

See Accompanying Notes to Consolidated Financial Statements.

MB FINANCIAL, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008, 2007 and 2006
(Amounts in Thousands)

	2008	2007	2006
Cash Flows From Operating Activities			
Net income	$ 16,164	$ 93,863	$ 67,114
Net income from discontinued operations	-	(31,838)	(4,058)
Adjustments to reconcile net income to net cash provided by continuing operating activities:			
Depreciation on premises and equipment	11,743	11,179	9,599
Depreciation on leased equipment	31,995	26,097	27,548
Amortization of restricted stock awards	2,228	2,113	1,447
Compensation expense for stock option grants	651	3,110	2,527
(Gain) loss on sales of premises and equipment and leased equipment	382	(11,683)	(1,830)
Amortization of other intangibles	3,554	3,504	1,971
Provision for loan losses	125,721	19,313	10,100
Deferred income tax expense (benefit)	(22,574)	(683)	11,000
Amortization of premiums and discounts on investment securities, net	3,519	2,274	5,964
Accretion of premiums and discounts on loans, net	(2,732)	(3,272)	(2,097)
Trading securities transactions, net	-	-	903
Net (gain) loss on sale of investment securities	(1,130)	3,744	445
Proceeds from sale of loans held for sale	44,108	61,794	385,346
Origination of loans held for sale	(43,586)	(60,994)	(39,060)
Net gain on sale of loans held for sale	(522)	(800)	(954)
Increase in cash surrender value of life insurance	(2,836)	(2,556)	(3,964)
Gain on interest only securities pool termination	-	-	(718)
(Increase) decrease in other assets	(36,484)	9,460	(19,110)
Increase (decrease) in other liabilities, net	17,475	17,092	(7,218)
Net cash provided by continuing operating activities	147,676	141,717	444,955
Cash Flows From Investing Activities			
Proceeds from sales of investment securities available for sale	14,806	315,837	400,710
Proceeds from maturities and calls of investment securities available for sale	351,420	409,777	266,420
Purchase of investment securities available for sale	(513,396)	(317,653)	(239,207)
Net increase in loans	(657,026)	(654,054)	(411,274)
Purchases of premises and equipment	(15,440)	(17,238)	(12,829)
Purchases of leased equipment	(61,050)	(47,397)	(45,952)
Proceeds from sales of premises and equipment	129	21,842	1,768
Proceeds from sales of leased equipment	3,164	6,597	5,302
Principal paid on lease investments	(1,099)	(774)	(721)
Cash proceeds received from sale of bank subsidiary	-	76,148	-
Cash paid, net of cash and cash equivalents in acquisitions	(9,333)	-	(58,979)
Net cash used in continuing investing activities	(887,825)	(206,915)	(94,762)
Cash Flows From Financing Activities			
Net increase (decrease) in deposits	981,788	(66,770)	(208,413)
Net (decrease) increase in short-term borrowings	(489,102)	210,117	(71,943)
Proceeds from long-term borrowings	285,384	51,530	65,045
Principal paid on long-term borrowings	(22,783)	(9,445)	(89,157)
Proceeds from junior subordinated notes issued to capital trusts	-	52,500	30,000
Principal paid on junior subordinated notes issued to capital trusts	-	(71,800)	-
Issuance of preferred stock	192,944	-	-
Issuance of common stock warrant	3,056	-	-
Treasury stock transactions, net	(1,348)	(76,703)	(14,107)
Stock options exercised	4,585	3,789	4,124
Excess tax benefits from share-based payment arrangements	2,032	984	884
Dividends paid on common stock	(25,090)	(25,956)	(20,168)
Net cash provided by (used in) continuing financing activities	931,466	68,246	(303,735)
Net increase in cash and cash equivalents from continuing operations	$ 191,317	$ 3,048	$ 46,458
Cash Flows From Discontinued Operations			
Net cash provided by operating activities of discontinued operations	-	5,817	5,548
Net cash used in investing activities of discontinued operations	-	(21,191)	(14,682)
Net cash provided by financing activities of discontinued operations	-	2,617	17,942
Net cash provided by (used in) discontinued operations	-	(12,757)	8,808
Net increase/(decrease) in cash and cash equivalents	$ 191,317	$ (9,709)	$ 55,266
Cash and cash equivalents:			
Beginning of year (1)	150,341	160,050	104,784
End of year (2)	$ 341,658	$ 150,341	$ 160,050
(1) Includes balances from discontinued operations	$ -	$ 12,757	$ 3,947
(2) Includes balances from discontinued operations	$ -	$ -	$ 12,757

(continued)

See Accompanying Notes to Consolidated Financial Statements.

MB FINANCIAL, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
Years Ended December 31, 2008, 2007 and 2006
(Amounts in Thousands)

	2008	2007	2006
Supplemental Disclosures of Cash Flow Information:			
Cash payments for:			
Interest paid to depositors and other borrowed funds	$ 190,266	$ 249,292	$ 177,867
Income taxes paid, net of refunds	12,767	35,642	31,451
Supplemental Schedule of Noncash Investing Activities:			
Loans transferred to other real estate owned	$ 6,327	$ 1,249	$ 3,074
Loans transferred to repossessed vehicles	1,519	681	-
Loans securitized transferred to investment securities available for sale	50,914	-	-
Long-term borrowings reclassified to short-term borrowings	-	79,100	-
Supplemental Schedule of Noncash Investing Activities:			
Acquisitions			
Noncash assets acquired:			
Investment securities available for sale	$ -	$ -	$ 744,292
Trading securities	-	-	898
Loans held for sale	-	-	1,471
Loans, net	-	-	1,075,277
Loans held for sale	-	-	343,361
Premises and equipment, net	72	-	48,703
Goodwill, net	8,022	-	253,783
Other intangibles, net	3,978	-	18,233
Cash surrender value of life insurance	-	-	26,507
Other assets	828	-	21,321
Total noncash assets acquired:	$ 12,900	$ -	$ 2,533,846
Liabilities assumed:			
Deposits	$ -	$ -	$ 1,882,754
Short-term borrowings	-	-	46,937
Long-term borrowings	-	-	212,414
Junior subordinated notes issued to capital trusts	-	-	24,775
Accrued expenses and other liabilities	1,067	-	12,559
Total liabilities assumed:	$ 1,067	$ -	$ 2,179,439
Net noncash assets acquired:	$ 11,833	$ -	$ 354,407
Cash and cash equivalents acquired	$ 667	$ -	$ 16,585
Minority interest	$ 2,500	$ -	$ -
Stock issuance in lieu of cash paid in acquisition	$ -	$ -	$ 296,896

Note 1. Significant Accounting Policies

MB Financial, Inc. (the Company, we, us, our) is a financial holding company providing a full range of financial services to individuals and corporate customers through its banking subsidiary, MB Financial Bank, N.A.

The Company's primary market is the Chicago, Illinois metropolitan area, in which the Company operates 71 banking offices through MB Financial Bank, N.A. MB Financial Bank, N.A. also has one banking office in Philadelphia, Pennsylvania.

MB Financial Bank N.A., our largest subsidiary, has seven wholly owned subsidiaries with significant operating activities: MB Financial Center LLC; MB Financial Community Development Corporation; MBRE Holdings LLC; LaSalle Systems Leasing, Inc.; Vision Investment Services, Inc.; Cedar Hill Associates, LLC; and Ashland Management LLC.

Basis of Financial Statement Presentation: The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany items and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry. In accordance with applicable accounting standards, the Company does not consolidate statutory trusts established for the sole purpose of issuing trust preferred securities and related trust common securities. See Note 13 below for more detail. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the year. Actual results could differ from those estimates. Areas involving the use of management's estimates and assumptions, which are more susceptible to change in the near term include the allowance for loan losses; residual value of direct finance, leveraged, and operating leases; income tax accounting; and goodwill impairment analysis.

We adopted SFAS No. 157, *Fair Value Measurements* (SFAS 157) effective January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. The adoption of SFAS 157 did not have a material impact on the consolidated financial statements or results of operations of the Company. In accordance with Financial Accounting Standards Board Staff Position (FSP) No. 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS 157 for non-financial assets and non-financial liabilities such as goodwill, other intangibles, real estate owned, and repossessed assets until January 1, 2009. SFAS 157 applies to all financial instruments that are measured and reported on a fair value basis. See Note 19 for additional information.

In conjunction with the adoption of SFAS 157, we also adopted SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of SFAS No. 115 (SFAS 159) as of January 1, 2008. SFAS 159 provides companies the option to report selected financial assets and liabilities at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. After the initial adoption, the election is made at the acquisition of a financial asset or financial liability and it may not be revoked. The Company has not elected the fair value option for any financial assets or liabilities. See Note 19 for additional information.

On November 28, 2007, the Company sold Union Bank to Olney Bancshares of Texas, Inc. This divestiture is accounted for in the accompanying financial statements as discontinued operations. Please see Note 3 to the notes to the audited consolidated financial statements for more detail.

Cash and cash equivalents: For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing), interest-bearing deposits with banks, with original maturities of ninety days or less, and federal funds sold.

Investment securities available for sale: Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale is based on various factors, including significant movements in interest rates, changes in the maturity mix of assets and liabilities, liquidity needs, regulatory capital considerations, and other factors.

Securities available for sale are reported at fair value with unrealized gains or losses reported as accumulated other comprehensive income, net of the related deferred tax effect. The historical cost of debt securities is adjusted for amortization of premiums and accretion of discounts over the estimated life of the security, using the level-yield method. In determining the estimated life of a mortgage-related security, certain judgments are required as to the timing and amount of future principal prepayments. These judgments are made based upon the actual performance of the underlying security and the general market consensus regarding changes in mortgage interest rates and underlying prepayment estimates. Amortization of premium and accretion of discount is included in interest income from the related security. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. The Company evaluates the portfolio for impairment each quarter. In estimating other-than-temporary losses, the Company considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. If a security has been impaired for more than twelve months, and the impairment is deemed other than temporary and material, a write down will occur in that quarter. If a loss is deemed to be other-than-temporary, it is recognized as a realized loss in the income statement with the security assigned a new cost basis.

Loans held for sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Gains and losses recognized on mortgage loans held for sale include the value of the mortgage servicing rights if the loan is sold with servicing retained by the Company. Mortgage servicing rights are stratified based on the predominant risk characteristics of rates, terms, and the underlying loan types to measure its fair value. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Loans and leases: Loans are stated at the amount of unpaid principal reduced by the allowance for loan losses and unearned income. Direct finance and leveraged leases are included as lease loans for financial statement purposes. Direct finance leases are stated as the sum of remaining minimum lease payments from lessees plus estimated residual values less unearned lease income. Leveraged leases are stated at the sum of remaining minimum lease payments from lessees (less nonrecourse debt payments) plus estimated residual values less unearned lease income. On a monthly basis, management reviews the lease residuals for potential impairment. Unearned lease income on direct finance and leveraged leases is recognized over the lives of the leases using the level-yield method.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the loan. Commitment fees based upon a percentage of a customer's unused line of credit and fees related to standby letters of credit are recognized over the commitment period.

Interest income is accrued daily on the Company's outstanding loan balances. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of renewal or collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income.

For impaired loans, accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors, the borrower's financial condition is such that collection of interest is doubtful. Cash collections on impaired loans are credited to the loan balance, and no interest income is recognized on those loans until the principal balance has been determined to be collectible. Loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are charged against the allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans, based on an evaluation of the collectibility of loans and prior loss and recovery experience. The allowance for loan losses is based on management's evaluation of the loan portfolio giving consideration to the nature and volume of the loan portfolio, the value of underlying collateral, overall portfolio quality, review of specific problem loans, and prevailing economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review MB Financial Bank's allowance for loan losses, and may require it to recognize adjustments to its allowance based on their judgments of information available to them at the time of their examinations.

Lease investments: The Company's investment in assets leased to others is reported as lease investments, net, and accounted for as operating leases. Rental income on operating leases is recognized as income over the lease term according to the provisions of the lease, which is generally on a straight-line basis. The investment in equipment in operating leases is stated at cost less depreciation using the straight-line method generally over a life of five years or less.

Premises and equipment: Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is computed by the straight-line method over the estimated useful lives of the assets. Useful lives range from five to ten years for furniture and equipment, and five to thirty-nine years for buildings and building improvements. Land improvements are amortized over a period of fifteen years and leasehold improvements are amortized over the term of the related lease or the estimated useful lives of the improvements, whichever is shorter. Land is not subject to depreciation. Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized to operating expense over their identified useful lives. Premises and equipment and other long-lived assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Other real estate owned (OREO): OREO includes real estate assets that have been received in satisfaction of debt and is included in other assets. OREO is initially recorded and subsequently carried at the lower of cost or fair value less estimated selling costs. Any valuation adjustments required at the date of transfer are charged to the allowance for loan losses. Subsequently, unrealized losses and realized gains and losses on sale are included in other noninterest income. Operating results from OREO are recorded in other non-interest expense. The Company had $4.4 million of OREO recorded at December 31, 2008.

Cash surrender value of life insurance: The Company has purchased bank-owned life insurance policies on certain executives. Bank-owned life insurance is recorded at its cash surrender value. Changes in the cash surrender values are included in non-interest income.

Goodwill: The excess of the cost of an acquisition over the fair value of the net assets acquired consist of goodwill and core deposit intangibles (see "Other intangibles" section below). Under the provisions of Statement of Financial Accounting Standard (SFAS) No. 142, *Goodwill and Other Intangible Assets*, goodwill is subject to at least annual assessments for impairment by applying a fair value based test. The Company reviews goodwill and other intangible assets to determine potential impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired, by comparing the carrying value of the asset with the anticipated future cash flows.

The Company's stock price has historically traded above its book value and was trading above its book value as of December 31, 2008. In the event the Company's stock price were to trade below its book value and tangible book value, the Company would perform its usual evaluation of the carrying value of goodwill as of the reporting date. Such a circumstance would be one factor in its evaluation that could result in an eventual goodwill impairment charge. Additionally, should the Company's future earnings and cash flows decline and/or discount rates increase, an impairment charge to goodwill and other intangible assets may also be required.

The Company's annual assessment date is as of December 31. No impairment losses were recognized in 2008, 2007 or 2006. Should we determine in a future period that the goodwill recorded in connection with our acquisitions has been impaired, then a charge to our earnings will be recorded in the period such determination is made.

Other intangibles: The Company's other intangible assets consist of core deposit intangibles obtained through acquisitions. Core deposit intangibles (the portion of an acquisition purchase price which represents value assigned to the existing deposit base) have finite lives and are amortized by the declining balance method over four to fifteen years.

Preferred stock: Preferred stock callable at the option of the Company is initially recorded at the amount of proceeds received. Any discount from the liquidation value is accreted to the expected call date and charged to retained earnings. This accretion is recorded using the level-yield method. Preferred dividends paid (declared and accrued) and any accretion is deducted from net income for computing income available to common shareholders and earnings per share computations.

Treasury stock: Treasury stock is recorded at acquisition cost. Gains and losses on disposition are recorded as increases or decreases to additional paid-in capital with losses in excess of previously recorded gains charged directly to retained earnings.

Derivative Financial Instruments and Hedging Activities: SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 137, 138, 149 and 155 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

All derivatives are recognized on the consolidated balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as either a fair value hedge (i.e. a hedge of the fair value of a recognized asset or liability) or a cash flow hedge (i.e. a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability). The Company formally documents all relationships between hedging instruments and hedging items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value hedges or cash flow hedges to specific assets or liabilities on the balance sheet. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

For a derivative designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is designated as a hedging instrument, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability.

Transfers of financial assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Merchant Card Processing: The Company works with merchants in local markets to help process credit card transactions for Master Card and Visa. A third party vendor is used to process the corresponding data. The Company records merchant card processing revenue and expense on a gross basis as other operating income and expense.

Sale of Maintenance Contracts: LaSalle Business Solutions (LBS) sells third party maintenance to customers. The maintenance is serviced by third party providers, with LBS maintaining no legal obligation under the contract to perform additional services. Revenues are recorded net of cost of sales, as LBS is viewed as an agent under EITF 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent,* accepting minimal credit risk, maintaining no obligation to perform maintenance under the contracts and having no control over selection of the maintenance supplier.

Asset Management and Trust assets: Assets of the asset management and trust department, other than trust cash on deposit at MB Financial Bank, are not included in these consolidated financial statements because they are not assets of the Bank.

Stock-based compensation: The Company accounts for its equity awards in accordance with Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (Statement 123R), which the Company adopted in the quarter ended March 31, 2006. Statement 123R requires public companies to recognize compensation expense related to stock-based equity awards in their income statements. See Note 20 below for more information.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per common share: Basic earnings per common share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, stock warrants, restricted stock, restricted stock units and director stock units and are determined using the treasury stock method.

Earnings per common share have been computed for the years ended December 31, 2008, 2007 and 2006 based on the following (dollars in thousands except per share data):

	2008	2007	2006
Basic:			
Net income from continuing operations	$ 16,164	$ 62,025	$ 63,056
Net income from discontinued operations	-	31,838	4,058
Net income	16,164	93,863	67,114
Dividends on preferred shares	789	-	-
Net income available to common shareholders	$ 15,375	$ 93,863	$ 67,114
Average shares outstanding	34,706,092	35,919,900	31,156,887
Basic earnings per common share from continuing operations	$ 0.44	$ 1.73	$ 2.02
Basic earnings per common share from discontinued operations	$ -	$ 0.88	$ 0.13
Basic earnings per common share	$ 0.44	$ 2.61	$ 2.15
Diluted:			
Net income from continuing operations	$ 16,164	$ 62,025	$ 63,056
Net income from discontinued operations	-	31,838	4,058
Net Income	$ 16,164	$ 93,863	$ 67,114
Dividends on preferred shares	789	-	-
Net income available to common shareholders	$ 15,375	$ 93,863	$ 67,114
Average shares outstanding	34,706,092	35,919,900	31,156,887
Net effect of dilutive equity-based incentive awards(1) (2)	355,620	519,661	530,333
Total	35,061,712	36,439,561	31,687,220
Diluted earnings per common share from continuing operations	$ 0.44	$ 1.70	$ 1.99
Diluted earnings per common share from discontinued operations	$ -	$ 0.88	$ 0.13
Diluted earnings per common share	$ 0.44	$ 2.58	$ 2.12

(1) Includes the common stock equivalents for stock options and restricted share rights (restricted stock, restricted stock units and director stock units) that are dilutive.
(2) Options and warrants for which the exercise price of the option or warrant is greater than the average market price of the Company's common stock are antidilutive and, therefore, not included in the computation of diluted earnings per share. Antidilutive shares excluded from diluted earnings per share totaled 1,981,794 shares for 2008, 1,155,394 shares for 2007, and 715,768 shares for 2006.

Comprehensive income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale, net of deferred taxes, which are reported as a separate component of stockholders' equity on the consolidated balance sheet.

Segment Reporting: The Company has one reportable segment. The Company's chief operating decision-makers use consolidated results to make operating and strategic decisions.

Recent accounting pronouncements: The FASB issued FASB Statement No. 163, *Accounting for Financial Guarantee Insurance Contracts* (SFAS 163). This new standard clarifies how FASB Statement No. 60, *Accounting and Reporting by Insurance Enterprises,* applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts.

SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for disclosures about the insurance enterprise's risk-management activities, which are effective the first period (including interim periods) beginning after May 23, 2008. Except for the required disclosures, earlier application is not permitted. Management does not believe that the adoption of SFAS 163 will have a material impact on the Company's financial statements.

The FASB issued FASB Staff Position (FSP) EITF 03-6-1, *"Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities."* (FSP EITF 03-6-1). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 will be effective on January 1, 2009. All previously reported earnings per share data will be retrospectively adjusted to conform with the provisions of FSP EITF 03-6-1. Management is currently evaluating the provisions of FSP EITF 03-6-1 and its potential effect on its financial statements.

The FASB issued FASB Staff Position (FSP) FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* (FSP 157-3). FSP 157-3 clarifies the application of FASB Statement No. 157, Fair Value Measurements, in a market that is not active.

FSP 157-3 is effective October 10, 2008, and for prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate following the guidance in FASB Statement No. 154, *Accounting Changes and Error Corrections* (SFAS 154). However, the disclosure provisions in SFAS 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The adoption of FSP 157-3 did not have a material impact on the Company's financial statements.

The FASB has issued FASB Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS 162). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective 60 days following the SEC's approval of the PCAOB amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.* Management does not believe that the adoption of SFAS 162 will have a material impact on the Company's financial statements.

On March 19, 2008, the FASB issued FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities - an Amendment of FASB Statement 133* (SFAS 161). SFAS 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (*a*) an entity uses derivative instruments; (*b*) derivative instruments and related hedged items are accounted for under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities;* and (*c*) derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Specifically, SFAS 161 requires:

- Disclosure of the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation;
- Disclosure of the fair values of derivative instruments and their gains and losses in a tabular format;
- Disclosure of information about credit-risk-related contingent features; and
- Cross-reference from the derivative footnote to other footnotes in which derivative-related information is disclosed.

Statement No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Management is currently evaluating the provisions of SFAS 161 and its potential effect on its financial statements.

On December 4, 2007, the FASB issued FASB Statement 141R, *Business Combinations* (SFAS 141R). SFAS 141R will significantly change the accounting for business combinations. Under Statement 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment for certain specific items, including:

- acquisition costs will be generally expensed as incurred;
- noncontrolling interests (formerly known as "minority interests") will be valued at fair value at the acquisition date;

- acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

- the acquirer shall not recognize a separate valuation allowance as of the acquisition date for assets acquired in a business that are measured at their acquisition-date fair value;

- restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and

- changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS 141R also includes a substantial number of new disclosure requirements. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Management is currently evaluating the provisions of SFAS 141R and its potential effect on its financial statements.

On December 4, 2007, the FASB issued FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51*(SFAS 160). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Management is currently evaluating the provisions of SFAS 160 and its potential effect on the Company's financial statements.

Reclassifications: Certain prior period amounts have been reclassified to conform to current period presentation. These reclassifications did not result in any changes to previously reported net income or stockholders' equity.

Note 2. Business Combinations

Business Combinations. The following business combinations were accounted for under the purchase method of accounting. Accordingly, the results of operations of the acquired companies have been included in the Company's results of operations since the date of acquisition. Under this method of accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values, net of applicable income tax effects. The excess cost over fair value of net assets acquired is recorded as goodwill.

On August 25, 2006, the Company acquired First Oak Brook Bancshares, Inc. (FOBB), parent company of Oak Brook Bank, located in Oak Brook, Illinois, for $371.0 million. The purchase price was paid through a combination of cash and the Company's common stock totaling $74.1 million and $296.9 million (approximately 8.4 million shares), respectively. The transaction generated approximately $253.8 million in goodwill and $18.2 million in intangible assets subject to amortization. Oak Brook Bank was merged into MB Financial Bank on November 2, 2006.

Pro Forma Condensed Combined Financial Information

The following pro forma condensed combined financial information presents the results of operations of the Company had the merger been completed as of the beginning of the period indicated (thousands, except share and per share data).

	Year Ended December 31, 2006
Net interest income after provision for loan losses	$ 208,326
Noninterest income	88,663
Noninterest expense	198,126
Income before income taxes	98,863
Income taxes	29,674
Net income from continuing operations	$ 69,189
Discontinued operations	
Income from discontinued operations before income taxes	6,213
Income taxes	2,155
Income from discontinued operations	4,058
Net income available to common shareholders	$ 73,247
Common share data:	
Basic earnings per common share from continuing operations	$ 1.89
Basic earnings per common share from discontinued operations	$ 0.11
Basic earnings per common share	$ 2.00
Diluted earnings per common share from continuing operations	$ 1.86
Diluted earnings per common share from discontinued operations	$ 0.11
Diluted earnings per common share	$ 1.97
Average common shares issued and outstanding	36,583,597
Average diluted common shares outstanding	37,093,116

These unaudited proforma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense on revalued purchased assets and implied interest on additional borrowings to fund the acquisition and does not include the impact of expected cost savings. All adjustments were tax affected. They do not purport to be indicative of the results of operations that actually would have resulted had the combination occurred on January 1, 2006, or of future results of operations of the consolidated entities.

On April 18, 2008, we purchased an 80% interest in Cedar Hill Associates, LLC (Cedar Hill), an asset management firm located in Chicago, Illinois, with approximately $960 million in assets under management. The purchase of Cedar Hill complements and expands our wealth management product offerings and revenues. The transaction generated approximately $8.0 million in goodwill, $4.0 million in client relationship intangibles, and $2.5 million in minority interest. In addition, the purchase agreement contains potential deferred payments related to earn-out provisions over a three year period. Any future deferred payments related to these earn-out provisions will be applied to the purchase price. Cedar Hill operates as a subsidiary of MB Financial Bank.

Pro forma results of operation for Cedar Hill for the year ended December 31, 2008 are not included as Cedar Hill would not have had a material impact on the Company's financial statements.

Note 3. Discontinued Operations

On November 28, 2007, we completed the sale of our Oklahoma City-based subsidiary bank, Union Bank, N.A., for $76.3 million, resulting in an after-tax gain of $28.8 million. Prior to closing, Union Bank sold to MB Financial

Bank approximately $100 million in performing loans previously purchased from and originated by MB Financial Bank.

The sale of Union allows us to concentrate our resources on growth and expansion in the Chicago metropolitan market where we operate 71 offices under MB Financial Bank.

In accordance with FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the financial position of Union Bank is reflected on the Company's balance sheets as "assets held for sale" and "liabilities held for sale", and the results of operations of Union Bank are reflected in the Company's statements of income as "discontinued operations."

The results of operations for Union Bank were as follows (in thousands):

	Years Ended December	
	2007 (1)	2006
Interest income	$ 21,946	$ 24,189
Interest expense	10,216	10,957
Net interest income	11,730	13,232
Provision for loan losses	1,185	-
Net interest income after provision for loans losses	10,545	13,232
Other income	999	1,585
Other expenses	7,554	8,604
Income before income taxes	3,990	6,213
Applicable income taxes	998	2,155
Operating income from discontinued operations	2,992	4,058
Gain on sale of discontinued operations, net of tax	28,846	-
	$ 31,838	$ 4,058

(1) Represents results of operations through the date of sale, November 28, 2007.

Note 4. Restrictions on Cash and Due From Banks

MB Financial Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those required reserve balances was approximately $51.2 million and $37.3 million at December 31, 2008 and 2007, respectively.

The nature of the Company's business requires that it maintain amounts due from banks and federal funds sold which, at times, may exceed federally insured limits. Management monitors these correspondent relationships and the Company has not experienced any losses in such accounts.

Note 5. Investment Securities

Carrying amounts and fair values of investment securities available for sale are summarized as follows (in thousands):

Available for sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2008:				
Government sponsored agencies	$ 171,385	$ 7,988	$ -	$ 179,373
States and political subdivisions	417,608	12,585	(2,194)	427,999
Mortgage-backed securities	682,679	8,597	(991)	690,285
Corporate bonds	34,546	34	(15)	34,565
Equity securities	3,595	11	-	3,606
Debt securities issued by foreign governments	301	1	-	302
Totals	$ 1,310,114	$ 29,216	$ (3,200)	$ 1,336,130
December 31, 2007:				
Government sponsored agencies	$ 305,768	$ 4,810	$ (40)	$ 310,538
States and political subdivisions	407,973	4,961	(632)	412,302
Mortgage-backed securities	435,743	3,346	(1,033)	438,056
Corporate bonds	12,797	271	(11)	13,057
Equity securities	3,446	14	-	3,460
Debt securities issued by foreign governments	299	2	-	301
Totals	$ 1,166,026	$ 13,404	$ (1,716)	$ 1,177,714

Unrealized losses on investment securities available for sale and the fair value of the related securities at December 31, 2008 are summarized as follows (in thousands):

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
States and political subdivisions	$ 57,096	$ (1,970)	$ 4,179	$ (224)	$ 61,275	$ (2,194)
Mortgage-backed securities	141,786	(958)	5,276	(33)	147,062	(991)
Corporate bonds	15,045	(15)	-	-	15,045	(15)
Totals	$ 213,927	$ (2,943)	$ 9,455	$ (257)	$ 223,382	$ (3,200)

Unrealized losses on investment securities available for sale and the fair value of the related securities at December 31, 2007 are summarized as follows (in thousands):

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored agencies	$ -	$ -	$ 24,999	$ (40)	$ 24,999	$ (40)
States and political subdivisions	34,485	(373)	35,362	(259)	69,847	(632)
Mortgage-backed securities	52,934	(64)	136,338	(969)	189,272	(1,033)
Corporate bonds	-	-	4,124	(11)	4,124	(11)
Totals	$ 87,419	$ (437)	$ 200,823	$ (1,279)	$ 288,242	$ (1,716)

The total number of security positions in the investment portfolio in an unrealized loss position at December 31, 2008 was 244 compared to 256 at December 31, 2007. All securities with unrealized losses are reviewed by management at least quarterly to determine whether the unrealized losses are other-than-temporary. All of the securities in an unrealized loss position for greater than 12 months as of December 31, 2008 were either issued by U.S. Government-sponsored enterprises, or by issuers with investment grade ratings. Since the Company has the ability and intent to hold these securities until market price recovery or maturity, these investment securities are not considered other-than-temporarily impaired.

The Company views its investment in the FHLB as a long-term investment. Accordingly, when evaluating for impairment, the value is determined based on the ultimate recovery of the par value rather than recognizing temporary declines in value. The decision of whether impairment exists is a matter of judgment that should reflect the investor's views on the FHLB Chicago's long term performance, which includes factors such as its operating performance, the severity and duration of declines of the market value of its net assets relative to its capital stock amount, its commitment to make payments required by law or regulation and the level of such payments in relation to its operating performance, the impact of legislative and regulation changes on FHLB Chicago and accordingly, on the members of FHLB Chicago, and its liquidity and funding position. The FHLB Chicago reported net income during the third quarter of 2008, and reported the highest level of retained earnings compared to the other 11 FHLBs. The Company does not believe that its investment in the FHLB was impaired as December 31, 2008.

The unrealized losses on the Company's investment in mortgage-backed securities were primarily due to the current interest rate environment, which resulted in an increased probability of the securities being called or repaid prior to their estimated maturities. These types of investments are issued by U.S. Government-sponsored enterprises (e.g. Fannie Mae and Freddie Mac). Accordingly, the Company believes the credit risk embedded in these securities to be very remote. The unrealized losses in the Company's investment in state and political subdivision securities all relate to securities with investment grade ratings and were believed by management to have been caused not by credit risk, but by interest rate increases.

Realized net gains (losses) on sale of investment securities available for sale are summarized as follows (in thousands):

	For the Years Ended December 31,		
	2008	2007	2006
Realized gains	$ 1,420	$ 962	$ 268
Realized losses	(290)	(4,706)	(713)
Net gains (losses)	$ 1,130	$ (3,744)	$ (445)

The amortized cost and fair value of investment securities available for sale as of December 31, 2008 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties.

Therefore, mortgage-backed securities are not included in the maturity categories in the following maturity summary.

(In thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 56,235	$ 56,823
Due after one year through five years	221,616	229,291
Due after five years through ten years	272,514	283,489
Due after ten years	73,475	72,636
Equity securities	3,595	3,606
Mortgage-backed securities	682,679	690,285
Totals	$ 1,310,114	$ 1,336,130

Investment securities available for sale with carrying amounts of $765.9 million and $1.1 billion at December 31, 2008 and 2007, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Note 6. Loans

Loans consist of the following at (in thousands):

	December 31, 2008	December 31, 2007
Commercial loans	$ 1,522,380	$ 1,323,455
Commercial loans collateralized by assignment of lease payments	649,918	553,138
Commercial real estate	2,353,261	1,974,370
Residential real estate	295,336	354,874
Construction real estate	757,900	845,158
Indirect vehicle	189,227	146,311
Home equity	401,029	365,589
Consumer loans	59,512	52,732
Gross loans (1)	6,228,563	5,615,627
Allowance for loan losses	(144,001)	(65,103)
Loans, net	$ 6,084,562	$ 5,550,524

(1) Gross loan balances at December 31, 2008 and 2007 are net of unearned income, including net deferred loan fees of $4.5 million, and $3.7 million respectively.

Loans are made to individuals as well as commercial and tax exempt entities. Specific loan terms vary as to interest rate, repayment and collateral requirements based on the type of loan requested and the credit worthiness of the prospective borrower. Credit risk tends to be geographically concentrated in that the majority of the loan customers are located in the markets serviced by MB Financial Bank.

Non-accrual loans and loans past due ninety days or more were $145.9 million and $24.5 million at December 31, 2008 and 2007, respectively. There were no loans past due ninety days or more still accruing interest as of December 31, 2007 or December 31, 2008. The reduction in interest income associated with loans on non-accrual status was approximately $4.6 million, $1.6 million, and $1.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Information about impaired loans as of and for the years ended December 31, 2008, 2007 and 2006 are as follows (in thousands):

	December 31,		
	2008	2007	2006
Loans for which there were related allowance for loan losses	$143,423	$ 18,398	$ 12,454
Other impaired loans	-	564	-
Total impaired loans	$143,423	$ 18,962	$ 12,454
Average monthly balance of impaired loans	$ 76,942	$ 16,208	$ 13,260
Related allowance for loan losses	52,112	5,960	4,343
Interest income recognized on a cash basis	74	429	567

Activity in the allowance for loan losses was as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Balance, beginning of year	$ 65,103	$ 58,983	$ 42,290
Additions from acquisitions	-	-	16,425
Provision for loan losses	125,721	19,313	10,100
Charge-offs	(49,825)	(16,306)	(13,800)
Recoveries	3,002	3,113	3,968
Net charge-offs	(46,823)	(13,193)	(9,832)
Balance, end of year	$ 144,001	$ 65,103	$ 58,983

Loans outstanding to executive officers and directors of the Company, including companies in which they have management control or beneficial ownership, at December 31, 2008 and 2007, were approximately $10.6 million and $18.6 million, respectively. In the opinion of management, these loans have similar terms to other customer loans and do not present more than normal risk of collection.

An analysis of the activity related to these loans for the year ended December 31, 2008 is as follows (in thousands):

Balance, beginning of year	$ 18,641
Additions	43
Principal payments and other reductions	(8,070)
Balance, end of year	$ 10,614

Note 7. Lease Investments

The lease portfolio is comprised of various types of equipment, generally technology related, including computer systems and satellite equipment, material handling and general manufacturing equipment. Lessees tend to be Fortune 1000 companies and have an investment grade public debt rating by Moody's or Standard & Poors or the equivalent, though, we also provided credit to below investment grade and non-rated companies.

Lease investments by categories follow (in thousands):

	December 31, 2008	December 31, 2007
Direct finance leases:		
Minimum lease payments	$ 61,239	$ 52,150
Estimated unguaranteed residual values	7,093	6,029
Less: unearned income	(7,484)	(6,675)
Direct finance leases (1)	$ 60,848	$ 51,504
Leveraged leases:		
Minimum lease payments	$ 30,150	$ 34,172
Estimated unguaranteed residual values	4,914	4,830
Less: unearned income	(2,804)	(3,547)
Less: related non-recourse debt	(28,437)	(31,755)
Leveraged leases (1)	$ 3,823	$ 3,700
Operating leases:		
Equipment, at cost	$ 196,068	$ 151,663
Less accumulated depreciation	(71,034)	(54,342)
Lease investments, net	$ 125,034	$ 97,321

(1) Direct finance and leveraged leases are included as commercial loans collateralized by assignment of lease payments for financial statement purposes.

Leases that transfer substantially all of the benefits and risk related to the equipment ownership to the lessee are classified as direct financing. If these direct finance leases have non-recourse debt associated with them, they are further classified as leveraged leases, and the associated debt is netted with the outstanding balance in the consolidated financial statements. Interest income on direct finance and leveraged leases is recognized using methods which approximate a level yield over the term of the lease.

Operating leases are investments in equipment leased to other companies, where the residual component makes up more than 10% of the investment. The Company funds most of the lease equipment purchases internally, but has some loans at other banks which totaled $27.7 million at December 31, 2008 and $12.5 million at December 31, 2007.

The minimum lease payments receivable for the various categories of leases are due as follows (in thousands) for the years ending December 31,

Year	Direct Finance Leases	Leveraged Leases	Operating Leases	Total
2009	$ 27,675	$ 17,014	$ 38,440	$ 83,129
2010	19,150	10,456	27,964	57,570
2011	8,562	2,098	14,742	25,402
2012	3,593	395	6,049	10,037
2013	1,910	187	1,692	3,789
2014 & Thereafter	349	-	745	1,094
	$ 61,239	$ 30,150	$ 89,632	$ 181,021

Income from lease investments is composed of (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Rental income on operating leases	$ 44,210	$ 35,160	$ 35,840
LaSalle Business Solutions revenue	32,302	46,813	27,117
Gain on sale of leased equipment	1,921	4,149	3,991
Income on lease investments, gross	78,433	86,122	66,948
Less:			
Write down of residual value of equipment	(512)	(1,617)	(1,259)
LaSalle Business Solutions cost of sales	(28,953)	(42,561)	(24,772)
Depreciation on operating leases	(31,995)	(26,097)	(27,548)
Income from lease investments, net	$ 16,973	$ 15,847	$ 13,369

LaSalle Business Solutions (LBS) revenue represents the gross amount of revenue paid to LBS for maintenance contracts sold to customers. The maintenance contracts are serviced by third parties, with LBS maintaining no obligations under the contract. The cost of sales is the amount paid by LBS to the third party maintenance provider.

Gains on leased equipment periodically result when a lessee renews a lease or purchases the equipment at the end of a lease, or the equipment is sold to a third party at a profit. Individual lease transactions can, however, result in a loss. This generally happens when, at the end of a lease, the lessee does not renew the lease or purchase the equipment. To mitigate this risk of loss, we usually limit individual leased equipment residuals to approximately $500 thousand per transaction and seek to diversify both the type of equipment leased and the industries in which the lessees to whom such equipment is leased participate. Often times, there are several individual lease schedules under one master lease. There were 2,273 leases at December 31, 2008 compared to 1,969 at December 31, 2007. The average residual value per lease schedule was approximately $20 thousand at December 31, 2008 and $18 thousand at December 31, 2007. The average residual value per master lease schedule was approximately $169 thousand at December 31, 2008 and $152 thousand at December 31, 2007.

At December 31, 2008, the following reflects the residual values for leases by category in the year the initial lease term ends (in thousands):

	Residual Values			
End of initial lease term	**Direct Finance Leases**	**Leveraged Leases**	**Operating Leases**	**Total**
December 31,				
2009	$ 1,634	$ 735	$ 6,797	$ 9,166
2010	1,712	2,571	6,733	11,016
2011	2,519	1,340	10,600	14,459
2012	489	130	4,703	5,322
2013	354	138	3,086	3,578
2014 & Thereafter	385	-	2,462	2,847
	$ 7,093	$ 4,914	$ 34,381	$ 46,388

The lease residual value represents the present value of the estimated fair value of the leased equipment at the termination of the lease. Lease residual values are reviewed quarterly and any write-downs, or charge-offs deemed necessary are recorded in the period in which they become known.

Note 8. Premises and Equipment

Premises and equipment consist of (in thousands):

	December 31,	
	2008	2007
Land and land improvements	$ 55,941	$ 55,941
Buildings	80,582	82,590
Furniture and equipment	62,019	58,816
Buildings and leasehold improvements	46,055	36,709
	244,597	234,056
Accumulated depreciation	(58,123)	(50,334)
Premises and equipment, net	$ 186,474	$ 183,722

Depreciation on premises and equipment totaled $11.7 million, $11.1, and $9.4 million for the years ended December 31, 2008, 2007, and 2006, respectively.

As of December 31, 2008, the Company had approximately $1.0 million in capital expenditure commitments outstanding which relate to various projects to build new branches or renovate existing branches.

Note 9. Goodwill and Intangibles

Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, goodwill is no longer subject to amortization, but instead is subject to at least annual assessments for impairment by applying a fair-value based test. SFAS No. 142 also requires that an acquired intangible asset be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. Our most recent impairment assessment on goodwill and other intangibles was completed as of December 31, 2008. No impairment losses on goodwill or other intangibles were incurred in 2008, 2007, and 2006.

The following table presents the changes in the carrying amount of goodwill (in thousands):

	December 31,	
	2008	2007
Balance at beginning of period	$ 379,047	$ 379,047
Goodwill from business combinations (1)	$ 8,022	-
Balance at end of period	$ 387,069	$ 379,047

(1) See Note 2 for additional information.

The Company has other intangible assets consisting of core deposit and client relationship intangibles that had, as of December 31, 2008, a remaining weighted average amortization period of approximately five years. The following table presents the changes in the carrying amount of core deposit and client relationship intangibles, gross carrying amount, accumulated amortization, and net book value as of December 31, 2008 and December 31, 2007 (in thousands):

	December 31, 2008	December 31, 2007
Balance at beginning of period	$ 25,352	$ 28,856
Amortization expense	(3,554)	(3,504)
Other intangibles from business combinations (1)	3,978	-
Balance at end of period	$ 25,776	$ 25,352
Gross carrying amount	$ 51,472	$ 47,494
Accumulated amortization	(25,696)	(22,142)
Net book value	$ 25,776	$ 25,352

(1) See Note 2 for additional information.

The following presents the estimated amortization expense of other intangible assets (in thousands):

Year ending December 31,	Amount
2009	$ 3,503
2010	3,292
2011	2,962
2012	2,753
2013	2,605
Thereafter	10,661
	$ 25,776

Note 10. Deposits

The composition of deposits is as follows (in thousands):

	December 31, 2008	December 31, 2007
Demand deposits, noninterest bearing	$ 960,117	$ 875,491
NOW and money market accounts	1,465,436	1,263,021
Savings deposits	367,684	390,980
Time certificates, $100,000 or more	2,091,067	1,686,593
Other time certificates	1,611,267	1,297,698
Total	$ 6,495,571	$ 5,513,783

Time certificates of $100,000 or more included $864.8 million and $478.5 million of brokered deposits at December 31, 2008 and 2007, respectively. Brokered deposits typically consist of smaller individual time certificates that have the same liquidity characteristics and yields consistent with time certificates of $100,000 or more.

At December 31, 2008, the scheduled maturities of time certificates are as follows (in thousands):

2009	$ 2,806,727
2010	588,215
2011	121,364
2012	39,616
2013	64,534
Thereafter	81,878
	$ 3,702,334

Note 11. Short-Term Borrowings

Short-term borrowings are summarized as follows as of December 31, 2008 and 2007 (dollars in thousands):

	December 31,			
	2008		2007	
	Weighted Average Cost	Amount	Weighted Average Cost	Amount
Federal funds purchased	0.68%	$ 5,000	3.86%	$ 170,000
Federal Reserve term auction funds	0.42%	100,000	-	-
Customer repurchase agreements	0.48%	282,832	3.02%	367,702
Federal Home Loan Bank advances	2.46%	100,787	5.05%	440,019
	0.88%	$ 488,619	4.08%	$ 977,721

The Company uses the Federal Reserve Term Auction Funds for short-term funding. Each auction is for a fixed amount and the rate is determined by the auction process. These borrowings are primarily collateralized by commercial and indirect vehicle loans with unpaid principal balances aggregating no less than 200% of the outstanding advances from the Federal Reserve Term Auction.

Securities sold under agreements to repurchase are agreements in which the Company acquires funds by selling securities or investment grade lease loans to another party under a simultaneous agreement to repurchase the same securities or lease loans at a specified price and date. The Company enters into repurchase agreements and also offers a demand deposit account product to customers that sweeps their balances in excess of an agreed upon target amount into overnight repurchase agreements.

The Company had Federal Home Loan Bank advances with maturity dates less than one year consisting of $100.8 million in fixed rate advances at December 31, 2008 and $440.0 million in fixed rate advances at December 31, 2007. At December 31, 2008, fixed rate advances had effective interest rates ranging from 2.44% to 4.88% and are subject to a prepayment fee. At December 31, 2008, the advances had maturities ranging from March 2009 to November 2009.

A collateral pledge agreement exists whereby at all times, the Company must keep on hand, free of all other pledges, liens, and encumbrances, first mortgage loans and home equity loans with unpaid principal balances aggregating no less than 133% for first mortgage loans and 200% for home equity loans of the outstanding secured advances from the Federal Home Loan Bank. As of December 31, 2008 and 2007, the Company had $405.0 million and $426.7 million, respectively, of loans pledged as collateral for Federal Home Loan Bank advances. Additionally, as of December 31, 2008 and 2007, the Company had $181.0 million and $137.5 million, respectively, of investment securities pledged as collateral for secured advances from the Federal Home Loan Bank.

As of December 31, 2008, the Company had a $30 million correspondent bank line of credit which had certain covenants that required the Company to maintain MB Financial Bank's "Well Capitalized" status, to maintain minimum financial ratios relating to MB Financial Bank's non-performing assets and loan loss reserve and the Company's return on assets. The Company was in compliance with such covenants as of December 31, 2008, with the exception of the rolling four quarter return on average assets requirement. The correspondent bank line of credit was used for short-term liquidity purposes. The Company substantially improved its liquidity position during 2008, and will not retain this line of credit in 2009. As of December 31, 2008 and 2007, no balances were outstanding on the correspondent bank line of credit.

Note 12. Long-term Borrowings

The Company had Federal Home Loan Bank advances with original contractual maturities greater than one year of $352.5 million and $105.1 million at December 31, 2008 and December 31, 2007, respectively. As of December 31, 2008, the advances had fixed terms with effective interest rates, net of discounts, ranging from 3.26% to 5.87%.

The Company had notes payable to banks totaling $27.7 million and $12.5 million at December 31, 2008 and December 31, 2007, respectively, which as of December 31, 2008, were accruing interest at rates ranging from 4.19% to 12.00%. Lease investments includes equipment with an amortized cost of $34.8 million and $16.1 million at December 31, 2008 and December 31, 2007, respectively, that is pledged as collateral on these notes.

The Company had a $40 million ten year structured repurchase agreement which is non-putable until 2011 as of December 31, 2008. The borrowing agreement floats at 3-month LIBOR less 37 basis points and reprices quarterly. The counterparty to the repurchase agreement has a one-time put option in 2011. If the option is not exercised, the repurchase agreement converts to a fixed rate borrowing at 4.75% for the remaining term, which would expire in 2016.

MB Financial Bank has a $50 million subordinated debt facility. Interest is payable at a rate of 3 month LIBOR + 1.20%. The debt matures on October 1, 2017. In addition, the Company has a $500 thousand ten-year term loan from the same lender.

The principal payments on long-term borrowings are due as follows (in thousands):

	Amount
Year ending December 31,	
2009	$ 45,060
2010	145,756
2011	43,247
2012	34,755
2013	9,565
Thereafter	193,083
	$ 471,466

Note 13. Junior Subordinated Notes Issued to Capital Trusts

The Company has established statutory trusts for the sole purpose of issuing trust preferred securities and related trust common securities. The proceeds from such issuances were used by the trusts to purchase junior subordinated notes of the Company, which are the sole assets of each trust. Concurrently with the issuance of the trust preferred securities, the Company issued guarantees for the benefit of the holders of the trust preferred securities. The trust preferred securities are issues that qualify, and are treated by the Company, as Tier 1 regulatory capital. The Company owns all of the common securities of each trust. The trust preferred securities issued by each trust rank equally with the common securities in right of payment, except that if an event of default under the indenture governing the notes has occurred and is continuing, the preferred securities will rank senior to the common securities in right of payment. FOBB Capital Trusts I and III were established by FOBB prior to the Company's acquisition of FOBB, and the junior subordinated notes issued by FOBB to FOBB Capital Trusts I and III were assumed by the Company upon completion of the acquisition.

The table below summarizes the outstanding junior subordinated notes and the related trust preferred securities issued by each trust as of December 31, 2008 (in thousands):

	Coal City Capital Trust I	MB Financial Capital Trust II	MB Financial (3) Capital Trust III	MB Financial (4) Capital Trust IV
Junior Subordinated Notes:				
Principal balance	$25,774	$36,083	$10,310	$20,619
Annual interest rate	3-mo LIBOR + 1.80%	3-mo LIBOR + 1.40%	3-mo LIBOR + 1.50%	3-mo LIBOR + 1.52%
Stated maturity date	September 1, 2028	September 15, 2035	September 23, 2036	September 15, 2036
Call date	September 1, 2008	September 15, 2010	September 23, 2011	September 15, 2011
Trust Preferred Securities:				
Face value	$25,000	$35,000	$10,000	$20,000
Annual distribution rate	3-mo LIBOR + 1.80%	3-mo LIBOR + 1.40%	3-mo LIBOR + 1.50%	3-mo LIBOR + 1.52%
Issuance date	July 1998	August 2005	July 2006	August 2006
Distribution dates (1)	Quarterly	Quarterly	Quarterly	Quarterly

	MB Financial (4) Capital Trust V	MB Financial Capital Trust VI	FOBB (2) (3) Capital Trust I	FOBB (2) Capital Trust III
Junior Subordinated Notes:				
Principal balance	$30,928	$23,196	$6,186	$5,155
Annual interest rate	3-mo LIBOR + 1.30%	3-mo LIBOR + 1.30%	10.60%	3-mo LIBOR + 2.80%
Stated maturity date	December 15, 2037	October 30, 2037	September 7, 2030	January 23, 2034
Call date	March 15, 2008	October 30, 2012	September 7, 2010	January 23, 2009
Trust Preferred Securities:				
Face value	$30,000	$22,500	$6,000	$5,000
Annual distribution rate	3-mo LIBOR + 1.30%	3-mo LIBOR + 1.30%	10.60%	3-mo LIBOR + 2.80%
Issuance date	September 2007	October 2007	September 2000	December 2003
Distribution dates (1)	Quarterly	Quarterly	Semi-annual	Quarterly

(1) All distributions are cumulative and paid in cash.
(2) Amount does not include purchase accounting adjustments totaling a premium of $572.5 thousand associated with FOBB Capital Trust I and III.
(3) Callable at a premium through 2020.
(4) Callable at a premium through 2011.

The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated notes at the stated maturity date or upon redemption on a date no earlier than the call dates noted in the table above. Prior to these respective redemption dates, the junior subordinated notes may be redeemed by the Company (in which case the trust preferred securities would also be redeemed) after the occurrence of certain events that would have a negative tax effect on the Company or the trusts, would cause the trust preferred securities to no longer qualify as Tier 1 capital, or would result in a trust being treated as an investment company. Each trust's ability to pay amounts due on the trust preferred securities is solely dependent upon the Company making payment on the related junior subordinated notes. The Company's obligation under the junior subordinated notes and other relevant trust agreements, in aggregate, constitute a full and unconditional guarantee by the Company of each trust's obligations under the trust preferred securities issued by each trust. The Company has the right to defer payment of interest on the notes and, therefore, distributions on the trust preferred securities, for up to five years, but not beyond the stated maturity date in the table above. During any such deferral period the Company may not pay cash dividends on its common stock and generally may not repurchase its common stock.

Note 14. Lease Commitments and Rental Expense

The Company leases office space for certain branch offices. The future minimum annual rental commitments for these noncancelable leases and subleases of such space are as follows (in thousands):

Year	Gross Rents	Sublease Rents	Net Rents
2009	$ 3,874	$ 692	$ 3,182
2010	3,125	717	2,408
2011	2,750	743	2,007
2012	2,450	747	1,703
2013	2,105	549	1,556
Thereafter	17,184	814	16,370
	$ 31,488	$ 4,262	$ 27,226

Under the terms of these leases, the Company is required to pay its pro rata share of the cost of maintenance and real estate taxes. Certain leases also provide for increased rental payments based on increases in the Consumer Price Index.

Net rental expense for the years ended December 31, 2008, 2007 and 2006 amounted to $3.3 million, $3.6 million and $2.0 million, respectively.

Note 15. Employee Benefit Plans

The Company has a defined contribution 401(k) profit sharing plan that covers all full-time employees who have completed three months of service. Each participant under the plan may contribute up to 75% of his/her eligible compensation on a pretax basis. The Company's contributions consist of a discretionary profit-sharing contribution and a matching contribution of the amounts contributed by the participants. The board of directors determines the Company's contributions on an annual basis.

During 2008, each participant was eligible for a maximum total Company matching contribution of 3.5% of their compensation. Additionally, the Company may make annual discretionary profit sharing contributions. The contributions for profit sharing equaled 3.0% of eligible compensation for the year ended December 31, 2008, 3.5% for the year ended December 31, 2007, and 3.5% for the year ended December 31, 2006. The Company's total contributions to the plan, for the years ended December 31, 2008, 2007 and 2006, were approximately $3.8 million, $3.7 million, $3.2 million, respectively.

On the acquisition date of FOBB, the Company assumed FOBB's 401(k) savings plan, which allowed eligible FOBB employees to defer a percentage of their salary. The Company also assumed FOBB's profit sharing plan on the date of acquisition. Effective January 1, 2007, these plans were merged into the Company's 401(k) profit sharing plan.

The Company has deferred compensation plans that allow eligible executives, senior officers and certain other employees and directors to defer payment of up 100% of their base salary and bonus in the case of employees and board fees in the case of directors. Discretionary Company contributions to these plans were approximately $220 thousand, $263 thousand, $146 thousand for the years ended December 31, 2008, 2007 and 2006, respectively. The amounts deferred can be invested in MB Financial stock (under the Company's stock deferred compensation plan) or other publicly traded mutual funds (under the Company's non-stock deferred compensation plan) at the discretion of the participant. In addition, pursuant to the Company's agreement entered into with the Company's Chief Executive Officer, he is entitled to receive on each December 31st while he is employed by the Company (starting December 31, 2007) a fully vested employer contribution to his account under the non-stock deferred compensation plan in amount equal to 20% of his base salary then in effect. The cost of the MB Financial common stock held by MB Financial's deferred compensation plans is reported separately in a manner similar to treasury stock (that is, changes in fair value are not recognized) with a corresponding deferred compensation obligation reflected in additional paid-in capital. The amounts of the assets that are not invested in MB Financial common stock are recorded at their fair market value in other assets on the consolidated balance sheet. As of December 31, 2008, the fair value of the assets held in other publicly traded funds totaled $5.4 million. A liability is established, in other liabilities, in the consolidated balance sheet, for the fair value of the obligation to the participants. Any increase or decrease in the fair market value of plan assets is recorded in other non-interest income on the consolidated statement of income. Any increase or decrease in the fair value of the deferred compensation obligation to participants is recorded as additional compensation expense or a reduction of compensation expense on the consolidated statement of income. The decrease in fair market value of the assets and the obligation related to the deferred compensation plan was $1.7 million for the year ended December 31, 2008.

Note 16. Income Taxes

The deferred taxes consist of (in thousands):

	December 31,	
	2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 56,160	$ 22,786
Deferred compensation	5,552	5,231
Merger and non-compete accrual	544	796
Securities	449	1,939
Stock options, restricted stock, director stock units, and restricted stock units	7,827	6,065
Federal net operating loss carryforwards	1,353	1,658
State net operating loss carryforwards	17,551	10,100
Other items	1,128	3,926
Total deferred tax asset	90,564	52,501
Valuation allowance	-	(10,100)
Total deferred tax asset, net of valuation allowance	90,564	42,401
Deferred tax liabilities:		
Securities discount accretion	(603)	(1,110)
Loans	(5,486)	(562)
Lease investments	(1,175)	(256)
Premises and equipment	(42,118)	(22,175)
Core deposit intangible	(8,935)	(8,873)
Federal Home Loan Bank stock dividends	(4,014)	(3,602)
Other items	(103)	(267)
Total deferred tax liabilities	(62,434)	(36,845)
Net deferred tax asset	28,130	5,556
Net unrealized holding gain on securities available for sale	(9,106)	(4,091)
Net deferred tax asset	$ 19,024	$ 1,465

During the year ended December 31, 2008, the Company increased the reserve for uncertain tax positions, which was more than offset by a reduction in the valuation allowances on state net operating loss carryforwards, resulting in a reduction of tax expense of $5.9 million. The Company reassessed the likelihood of the state net operating losses being more likely than not utilized as a result of prospective tax law changes.

The Company's state net operating loss carryforwards totaled approximately $365.6 million at December 31, 2008 and begin to expire in 2009 through 2028. The Company's Federal net operating loss carryforwards totaled approximately $3.5 million at December 31, 2008 and expire in 2012 through 2019.

Income taxes consist of (in thousands):

	Years Ended December 31, 2008	2007	2006
Current expense (benefit):			
Federal	$ (959)	$ 24,519	$ 16,119
State	216	200	150
	(743)	24,719	16,269
Deferred expense (benefit)	(22,575)	(683)	11,000
	$ (23,318)	$ 24,036	$ 27,269

The reconciliation between the statutory federal income tax rate of 35% and the effective tax rate on income from continuing operations follows (in thousands):

	Years Ended December 31, 2008	2007	2006
Federal income tax (benefit) expense at expected statutory rate	$ (2,504)	$ 30,121	$ 31,614
Increase (decrease) due to:			
Tax exempt income, net	(5,521)	(4,355)	(3,313)
Nonincludable increase in cash surrender value of life insurance	(1,855)	(1,740)	(1,387)
Removal of valuation reserve on state net operating loss carryforwards	(10,100)	-	-
Adjustment of tax contingency reserves	4,232	-	-
State tax, net of federal benefit	(7,003)	130	98
Other items, net	(567)	(120)	257
Income tax expense	$ (23,318)	$ 24,036	$ 27,269

Accounting for Uncertainty in Income Taxes: Effective January 1, 2007, the Company adopted FIN 48. This Interpretation provides guidance on financial statement recognition and measurement of tax positions taken, or expected to be taken, in tax returns. The initial adoption of this Interpretation had no material impact on the Company's financial statements.

A reconciliation of the change in unrecognized tax benefits from January 1, 2008 to December 31, 2008 is as follows (in thousands):

	Unrecognized Tax Benefit Without Interest	Interest on unrecognized Tax Benefit	Total Unrecognized Tax Benefit Including Interest
Balance at January 1, 2008	$ 3,443	$ 339	$ 3,782
Increases for tax positions of prior years	3,607	625	4,232
Balance at December 31, 2008	$ 7,050	$ 964	$ 8,014

The whole amount of unrecognized tax benefits would affect the tax provision and the effective income tax rate if recognized in future periods.

The Company elects to treat interest and penalties recognized for the underpayment of income taxes as income tax expense, to the extent not included in unrecognized tax benefits.

The Company's federal income tax returns are open and subject to examination from the 2004 tax return year and forward. One of the Company's subsidiaries is currently scheduled to begin federal examination for tax year 2007. The Company's various state income tax returns are generally open from the 2002 and later tax return years based on individual state statutes of limitation. The Company is under examination by Illinois for tax years 2002 through

2005. The Company is not certain whether these examinations will be completed within the next twelve months. Developments in these examinations or other events could cause management to change its judgment about the amount of unrecognized tax benefits.

Note 17. Commitments and Contingencies

Commitments: The Company is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2008 and 2007, the following financial instruments were outstanding, the contractual amounts of which represent off-balance sheet credit risk (in thousands):

	Contract Amount	
	2008	2007
Commitments to extend credit:		
Home equity lines	$ 376,854	$ 402,355
Other commitments	1,261,276	1,444,713
Letters of credit:		
Standby	119,504	132,843
Commercial	55,269	56,136

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. The commitments for equity lines of credit may expire without being drawn upon.

Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

The Company, in the normal course of its business, regularly offers standby and commercial letters of credit to its bank customers. Standby and commercial letters of credit are a conditional but irrevocable form of guarantee. Under letters of credit, the Company typically guarantees payment to a third party beneficiary upon the default of payment or nonperformance by the bank customer and upon receipt of complying documentation from that beneficiary.

Both standby and commercial letters of credit may be issued for any length of time, but normally do not exceed a period of five years. These letters of credit may also be extended or amended from time to time depending on the bank customer's needs. As of December 31, 2008, the maximum remaining term for any standby letter of credit was December 31, 2014. A fee of up to two percent of face value may be charged to the bank customer and is recognized as income over the life of the letter of credit, unless considered non-rebatable under the terms of a letter of credit application.

At December 31, 2008, the aggregate contractual amount of these letters of credit, which represents the maximum potential amount of future payments that the Company would be obligated to pay, decreased $14.2 million to $174.8 million from $189.0 million at December 31, 2007. Of the $174.8 million in commitments outstanding at December 31, 2008, approximately $77.5 million of the letters of credit have been issued or renewed since December 31, 2007. The Company had a $435 thousand liability recorded as of December 31, 2008 relating to these commitments.

Letters of credit issued on behalf of bank customers may be done on either a secured, partially secured or an unsecured basis. If a letter credit is secured or partially secured, the collateral can take various forms including bank accounts, investments, fixed assets, inventory, accounts receivable or real estate, among other things. The Company takes the same care in making credit decisions and obtaining collateral when it issues letters of credit on behalf of its customers, as it does when making other types of loans.

Concentrations of credit risk: The majority of the loans, commitments to extend credit and standby letters of credit have been granted to customers in the Company's market area. Investments in securities issued by states and political subdivisions also involve governmental entities primarily within the Company's market area. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers.

Contingencies: In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from pending proceedings would not be expected to have a material adverse effect on the Company's consolidated financial statements.

As of December 31, 2008, the Company had approximately $1.0 million in capital expenditure commitments outstanding which relate to various projects to build new branches or renovate existing branches.

Note 18. Regulatory Matters

The Company's primary source of cash is dividends from its subsidiary bank. The subsidiary bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. In addition, the dividends declared cannot be in excess of the amount which would cause the subsidiary bank to fall below the minimum required for capital adequacy purposes.

The Company and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company's and its subsidiary bank's assets, liabilities, and certain off-balance-sheet items are calculated under regulatory accounting practices. The Company's and its subsidiary bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes the Company and its subsidiary bank met all capital adequacy requirements to which they are subject as of December 31, 2008 and 2007.

As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized the subsidiary bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the subsidiary bank must maintain the total risk-based, Tier 1 risk-based, and Tier 1 leverage ratio as set forth in the well-capitalized column in the table below. There are no conditions or events since that notification that management believes have changed the subsidiary bank's categories.

The required and actual amounts and ratios for the Company and its subsidiary bank are presented below (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008						
Total capital (to risk-weighted assets):						
Consolidated	$ 936,027	14.08%	$ 531,968	8.00%	N/A	N/A
MB Financial Bank	759,845	11.46%	530,595	8.00%	$ 663,243	10.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	802,384	12.07%	265,984	4.00%	N/A	N/A
MB Financial Bank	626,185	9.44%	265,297	4.00%	397,946	6.00%
Tier 1 capital (to average assets):						
Consolidated	802,384	9.85%	325,872	4.00%	N/A	N/A
MB Financial Bank	626,185	7.70%	325,300	4.00%	406,625	5.00%
As of December 31, 2007						
Total capital (to risk-weighted assets):						
Consolidated	$ 730,123	11.58%	$ 498,893	8.00%	N/A	N/A
MB Financial Bank	703,676	11.20%	497,030	8.00%	$ 621,288	10.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	615,020	9.75%	249,446	4.00%	N/A	N/A
MB Financial Bank	588,573	9.37%	248,515	4.00%	372,773	6.00%
Tier 1 capital (to average assets):						
Consolidated	615,020	8.18%	300,744	4.00%	N/A	N/A
MB Financial Bank	588,573	8.09%	291,192	4.00%	363,990	5.00%

N/A – not applicable

Note 19. Fair Values of Financial Instruments

Effective January 1, 2008, we adopted the provisions of SFAS No. 157, "Fair Value Measurements," for financial assets and financial liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The application of SFAS 157 in situations where the market for a financial asset is not active was clarified by the issuance of FSP No. SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," (FSP 157-3) in October 2008. FSP 157-3 became effective immediately and did not significantly impact the methods by which the Corporation determines the fair values of its financial assets.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert expected future amounts, such as cash flows or earnings, to a single present value amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value effective January 1, 2008.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality, the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. Our valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Corporation's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Securities Available for Sale. The fair values of securities available for sale are determined by quoted prices in active markets, when available. If quoted market prices are not available, the fair value is determined by a matrix pricing, which is a mathematical technique, widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

Assets Held in Trust for Deferred Compensation and Associated Liabilities. Assets held in trust for deferred compensation are recorded at fair value and included in "Other Assets" on the consolidated balance sheets. These assets are invested in mutual funds and classified as Level 1. Deferred compensation liabilities, also classified as Level 1, are carried at the fair value of the obligation to the employee, which corresponds to the fair value of the invested assets.

Derivatives. Currently, we use interest rate swaps to manage our interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including LIBOR rate curves. We also obtain dealer quotations for these derivatives for comparative purposes to assess the reasonableness of the model valuations.

Financial Instruments Recorded at Fair Value on a Recurring Basis

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands):

	Fair Value Measurements at December 31, 2008 Using			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets				
Securities available for sale	$ 1,336,130	$ -	$ 1,334,500	$ 1,630
Assets held in trust for deferred compensation	5,383	5,383	-	-
Derivative financial instruments	25,835	-	25,835	-
Financial liabilities				
Other liabilities (1)	5,383	5,383	-	-
Derivative financial instruments	24,169	-	24,169	-

(1) Liabilities associated with assets held in trust for deferred compensation.

The following table presents additional information about financial assets measured at fair value on a recurring basis for which the Company used significant unobservable inputs (Level 3):

(in thousands)	Year Ended December 31, 2008
Balance, beginning of period	$ -
Transfer into Level 3	1,911
Net unrealized losses	-
Impairment charge	(281)
	$ 1,630

Financial Instruments Recorded at Fair Value on a Nonrecurring Basis

Impaired Loans. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS 114, "Accounting by Creditors for Impairment of a Loan," (SFAS 114). The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2008, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with SFAS 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. Collateral values are estimated using Level 3 inputs based on customized discounting criteria.

The Company may be required, from time to time, to measure certain financial assets and financial liabilities at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period.

Assets measured at fair value on a nonrecurring basis are included in the table below (in thousands):

	Fair Value Measurements at December 31, 2008 Using			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets				
Impaired loans	$ 91,311	$ -	$ -	$ 91,311

SFAS 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The estimated fair value approximates carrying value for cash and cash equivalents, accrued interest and the cash surrender value of life insurance policies. The methodologies for other financial assets and financial liabilities are discussed below:

The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:

Cash and due from banks and interest bearing deposits with banks: The carrying amounts reported in the balance sheet approximate fair value.

Non-marketable securities – FHLB and FRB Stock: The carrying amounts reported in the balance sheet approximate fair value.

Loans held for sale: Fair values are based on Federal Home Loan Mortgage Corporation quoted market prices.

Loans: Most commercial loans and some real estate mortgage loans are made on a variable rate basis. For those variable-rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed rate and all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Accrued interest receivable and payable: The carrying amounts of accrued interest approximate their fair values.

Non-interest bearing deposits: The fair values disclosed are equal to their balance sheet carrying amounts, which represent the amount payable on demand.

Interest bearing deposits: The fair values disclosed for deposits with no defined maturities are equal to their carrying amounts, which represent the amounts payable on demand. The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other short-term borrowings with maturities of 90 days or less approximate their fair values. The fair value of short-term borrowings greater than 90 days is based on the discounted value of contractual cash flows.

Long-term borrowings: The fair values of the Company's long-term borrowings (other than deposits) are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Junior subordinated notes issued to capital trusts: The fair values of the Company's junior subordinated notes issued to capital trusts are estimated based on the quoted market prices, when available, of the related trust preferred security instruments, or are estimated based on the quoted market prices of comparable trust preferred securities.

Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet lending commitments (guarantees, letters of credit and commitments to extend credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements.

Effective January 1, 2008, we adopted the provisions of SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115." SFAS 159 permits the Company to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value measurement option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions, thus the Company may record identical financial assets and liabilities at fair value or by another measurement basis permitted under generally accepted accounting principles, (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. The Company has not elected the fair value option for any financial assets or liabilities. Adoption of SFAS 159 on January 1, 2008 did not have a significant impact on the Company's financial statements.

The estimated fair values of financial instruments are as follows (in thousands):

	December 31,			
	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and due from banks	$ 79,824	$ 79,824	$ 141,248	$ 141,248
Interest bearing deposits with banks	261,834	261,880	9,093	9,093
Investment securities available for sale	1,336,130	1,336,130	1,241,385	1,241,385
Non-marketable securities - FHLB and FRB stock	64,246	64,246	63,671	63,671
Loans, net	6,084,562	6,185,940	5,550,524	5,590,934
Accrued interest receivable	34,096	34,096	35,671	35,671
Interest rate swap contracts	25,835	25,835	4,340	4,340
Financial Liabilities				
Non-interest bearing deposits	$ 960,117	$ 960,117	$ 875,491	$ 875,491
Interest bearing deposits	5,535,454	5,561,809	4,638,292	4,645,436
Short-term borrowings	488,619	476,899	977,721	978,692
Long-term borrowings	471,466	484,454	208,865	213,089
Junior subordinated notes issued to capital trusts	158,824	94,936	159,016	153,065
Accrued interest payable	21,289	21,289	18,655	18,655
Interest rate swap contracts	24,169	24,169	5,699	5,699
Off-balance-sheet instruments:				
Loan commitments and standby letters of credit	$ -	$ 3,455	$ -	$ 1,670

Note 20. Stock Incentive Plans

Statement 123R requires that the grant date fair value of equity awards to employees be recognized as compensation expense over the period during which an employee is required to provide service in exchange for such award. During 2006, the Company adopted Statement 123R using "modified retrospective application", electing to restate all prior periods.

The following table summarizes the impact of the Company's share-based payment plans in the financial statements for the periods shown (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Total cost of share-based payment plans during the year	$ 4,911	$ 5,223	$ 3,974
Amount of related income tax benefit recognized in income	$ 1,663	$ 1,773	$ 1,391

The Company adopted the Omnibus Incentive Plan (the "Omnibus Plan") in 1997. In April 2007, the Omnibus Plan was modified to add 2,250,000 authorized shares for a total of 6,000,000 shares of common stock for issuance to directors, officers, and employees of the Company or any of its subsidiaries. As of December 31, 2008, there are 1,178,894 shares available for grant. Grants under the Omnibus Plan can be in the form of options intended to be incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, other stock-based awards and cash awards.

Annual equity-based incentive awards are typically granted to officers and employees in June. Options are granted with an exercise price equal to no less than the market price of the Company's shares at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Options may also be granted at other times throughout the year in connection with the recruitment of new officers and employees. Restricted shares granted to officers and employees typically vest over a two to three year period. Directors currently may elect, in lieu of cash, to receive up to 70% of their fees in stock options with a five-year term which are fully vested on the grant date (provided that the director may not sell the underlying shares for at least six months after the grant date), and up to 100% of their fees in restricted stock, which vests one year after the grant date.

The following table summarizes stock options outstanding for the year ended December 31, 2008:

	Number of Options	Weighted Average Exercise Price	Remaining Contractual Term (In Years)	Aggregate Intrinsic Value (in thousands)
Options outstanding as of January 1, 2008	2,625,051	$ 29.59		
Granted	938,073	25.65		
Exercised	(230,877)	14.19		
Expired or cancelled	(35,762)	29.40		
Forfeited	(55,207)	35.80		
Options outstanding as of December 31, 2008	3,241,278	$ 29.44	6.46	7,894
Options exercisable as of December 31, 2008	1,386,270	$ 26.68	3.63	5,624

The fair value of each option award is estimated on the date of grant using the Black Scholes option-pricing model based on certain assumptions. Expected volatility is based on historical volatilities of Company shares. The risk free rate for periods within the contractual term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life of options is estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding. These assumptions are summarized in the following table.

	For the Years Ended December 31,		
	2008	2007	2006
Risk-free interest rate	3.61%	4.80%	5.12%
Volatility of Company's stock	18.92%	16.84%	16.62%
Expected dividend yield	2.95%	2.19%	1.61%
Expected life of options	6 years	6 years	6 years
Weighted average fair value per option of options granted during the year	$3.84	$6.27	$7.97

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $3.3 million, $2.8 million and $3.8 million, respectively.

The following is a summary of changes in restricted shares for the year ended December 31, 2008:

	Number of Shares	Grant Date Fair Value
Shares Outstanding at December 31, 2007	134,722	$ 35.74
Granted	136,868	25.97
Vested	(38,567)	38.87
Forfeited	(10,790)	33.42
Shares Outstanding at December 31, 2008	222,233	$ 29.29

As of December 31, 2008, there was $9.7 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements (including share option and nonvested share awards) granted under the Omnibus Plan.

Note 21. Derivative Financial Instruments

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), the Company designates each derivative contract at inception as either a fair value hedge or a cash flow hedge. Currently, the Company has only fair value hedges in the portfolio. For fair value hedges, the interest rate swaps are structured so that all of the critical terms of the hedged items match the terms of the appropriate leg of the interest rate swaps at inception of the hedging relationship. The Company tests hedge effectiveness on a quarterly basis for all fair value hedges. For prospective and retrospective hedge effectiveness, we use the dollar offset approach. In periodically assessing retrospectively the effectiveness of a fair value hedge in having achieved offsetting changes in fair values under a dollar-offset approach, the Company uses a cumulative approach on individual fair value hedges.

The Company uses interest rate swaps to hedge its interest rate risk. The Company had fair value commercial loan interest rate swaps and fair value brokered deposit interest rate swaps with aggregate notional amounts of $13.0 million and $57.2 million, respectively, at December 31, 2008. For fair value hedges, the changes in fair values of both the hedging derivative and the hedged item were recorded in current earnings as other income and other expense. When a fair value hedge no longer qualifies for hedge accounting, previous adjustments to the carrying value of the hedged item are reversed immediately to current earnings and the hedge is reclassified to a trading position.

We also offer various derivatives to our customers and offset our exposure from such contracts by purchasing other financial contracts. The customer accommodations and any offsetting financial contracts are treated as non-hedging derivative instruments which do not qualify for hedge accounting.

Interest rate swap contracts involve the risk of dealing with counterparties and their ability to meet contractual terms. The net amount payable or receivable under interest rate swaps is accrued as an adjustment to interest income. The net amount receivable (payable) for the years ended December 31, 2008 and 2007 were approximately $596 thousand and $727 thousand, respectively. The Company's credit exposure on interest rate swaps is limited to the Company's net favorable value and interest payments of all swaps to each counterparty. In such cases collateral is required from the counterparties involved if the net value of the swaps exceeds a nominal amount. At December 31, 2008, the Company's credit exposure relating to interest rate swaps was not significant.

The Company's derivative financial instruments are summarized below as of December 31, 2008 and 2007 (dollars in thousands):

	December 31, 2008					December 31, 2007	
			Weighted-Average				
	Notional Amount	Estimated Fair Value	Years to Maturity	Receive Rate	Pay Rate	Notional Amount	Estimated Fair Value
Derivative instruments designated as hedges of fair value:							
Pay fixed/receive variable swaps (1)	$ 13,039	$ 1,022	4.4	4.02%	6.22%	$ 14,320	$ (23)
Receive fixed/pay variable swaps (2)	57,177	631	6.7	4.89%	2.21%	151,706	(1,245)
Non-hedging derivative instruments (3):							
Pay fixed/receive variable swaps	203,040	(24,169)	6.1	3.06%	6.18%	119,223	(4,431)
Pay variable/receive fixed swaps	204,863	24,182	6.2	6.17%	3.05%	127,517	4,340
Total portfolio swaps	$ 478,119	$ 1,666	6.2	4.64%	4.37%	$ 412,766	$ (1,359)

(1) Hedges fixed-rate commercial real estate loans
(2) Hedges fixed-rate callable brokered deposits
(3) These portfolio swaps are not designated as hedging instruments under SFAS No. 133.

Methods and assumptions used by the Company in estimating the fair value of its interest rate swaps are discussed in Note 19 to consolidated financial statements.

Note 22. Condensed Parent Company Financial Information

The condensed financial statements of MB Financial, Inc. (parent company only) are presented below:

Balance Sheets
(In thousands)

	December 31, 2008	December 31, 2007
Assets		
Cash	$ 161,479	$ 31,777
Investments in subsidiaries	1,044,070	990,187
Other assets	27,519	25,654
Total assets	$ 1,233,068	$ 1,047,618
Liabilities and Stockholders' Equity		
Junior subordinated notes issued to capital trusts	$ 158,823	$ 159,016
Other liabilities	8,049	26,233
Stockholders' equity	1,066,196	862,369
Total liabilities and stockholders' equity	$ 1,233,068	$ 1,047,618

Statements of Income
(In thousands)

	Years Ended December 31, 2008	2007	2006
Dividends from continuing subsidiaries	$ 30,000	$ 88,000	$ 65,269
Dividends from discontinued subsidiary	-	6,500	-
Interest and other income	(985)	757	764
Interest and other expense	(8,278)	(18,201)	(13,965)
Income before income tax benefit and equity in undistributed net income of subsidiaries	20,737	77,056	52,068
Income tax benefit	(3,370)	(6,105)	(4,621)
Income before equity in undistributed net income of subsidiaries	24,107	83,161	56,689
Equity in undistributed net income of continuing subsidiaries	(7,943)	(14,636)	6,367
Equity in undistributed net income of discontinued subsidiary	-	25,338	4,058
Net income	16,164	93,863	67,114
Dividends on preferred shares	789	-	-
Net income available to common shareholders	$ 15,375	$ 93,863	$ 67,114

Statements of Cash Flows
(In thousands)

	Years Ended December 31, 2008	2007	2006
Cash Flows From Operating Activities			
Net income	$ 16,164	$ 93,863	$ 67,114
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of restricted stock awards	2,228	2,113	1,447
Compensation expense for stock option grants	651	3,111	2,527
Net gains on sale of investment securities available for sale	-	-	(5)
Equity in undistributed net income of continuing subsidiaries	7,943	14,636	(6,367)
Equity in undistributed net income of discontinued subsidiary	-	(25,338)	(4,058)
Change in other assets and other liabilities	(30,963)	(7,845)	(7,515)
Net cash (used in) provided by operating activities	(3,977)	80,540	53,143
Cash Flows From Investing Activities			
Proceeds from sales of investment securities available for sale	-	-	278
Investments in and advances to subsidiaries	(50,000)	(5,000)	(9,500)
Proceeds from the sales of other assets	-	1,630	106
Net (increase) decrease in loans	7,500	(7,500)	-
Cash proceeds received from sale of subsidiary	-	76,148	-
Cash paid for acquisitions, net	-	-	(68,868)
Net cash (used in) provided by investing activities	(42,500)	65,278	(77,984)
Cash Flows From Financing Activities			
Treasury stock transactions, net	(1,348)	(76,703)	(14,107)
Stock options exercised	4,585	3,789	4,124
Excess tax benefits from share-based payment arrangements	2,032	1,828	884
Dividends paid	(25,090)	(25,956)	(20,168)
Principal paid on short-term borrowings	-	-	(2,000)
Proceeds from long-term debt	-	-	500
Issuance of preferred stock	192,944	-	-
Issuance of common stock warrant	3,056	-	-
Proceeds from junior subordinated notes issued to capital trusts	-	52,500	30,000
Principal paid on junior subordinated notes issued to capital trusts	-	(71,800)	-
Net cash provided by (used in) financing activities	176,179	(116,342)	(767)
Net increase (decrease) in cash	129,702	29,476	(25,608)
Cash:			
Beginning of year	31,777	2,301	27,909
End of year	$ 161,479	$ 31,777	$ 2,301

Note 23. Preferred Stock

On December 5, 2008, as part of the Troubled Asset Relief Program ("TARP") Capital Purchase Program of the United States Department of the Treasury ("Treasury"), the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "Purchase Agreement") with Treasury, pursuant to which the Company (i) sold to Treasury 196,000 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock"), having a liquidation preference amount of $1,000 per share, for a purchase price of $196.0 million in cash and (ii) issued to Treasury a ten-year warrant (the "Warrant") to purchase 1,012,048 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), at an exercise price of $29.05 per share.

The Series A Preferred Stock will qualify as Tier 1 capital and will pay cumulative dividends on the liquidation preference amount on a quarterly basis at a rate of 5% per annum for the first five years, and 9% per annum thereafter. Subject to the prior approval of the Board of Governors of the Federal Reserve System, the Series A Preferred Stock is redeemable at the option of the Company in whole or in part at a redemption price of 100% of the liquidation preference amount plus any accrued and unpaid dividends, provided that the Series A Preferred Stock may be redeemed prior to the first dividend payment date falling after the third anniversary of the issue date (December 5, 2011) only if (i) the Company has raised aggregate gross proceeds in one or more Qualified Equity Offerings of at least $49.0 million and (ii) the aggregate redemption price does not exceed the aggregate net proceeds from such Qualified Equity Offerings. A "Qualified Equity Offering" is defined as the sale for cash by the Company of preferred stock or common stock that qualifies as Tier 1 capital.

The exercise price of and number of shares of Common Stock underlying the Warrant are subject to customary anti-dilution adjustments. Treasury may not transfer a portion or portions of the Warrant with respect to, and/or exercise the Warrant for more than one-half of, the 1,012,048 shares of Common Stock underlying the Warrant until the earlier of (i) the date on which the Company has received aggregate gross proceeds of at least $196.0 million from one or more Qualified Equity Offerings and (ii) December 31, 2009. If the Company completes one or more Qualified Equity Offerings on or prior to December 31, 2009 that result in the Company receiving aggregate gross proceeds of at least $196.0 million, then the number of the shares of Common Stock underlying the Warrant will be reduced to 50% of the original number of shares of Common Stock underlying the Warrant. Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued to it upon exercise of the Warrant.

The enactment of ARRA on February 17, 2009 permits the Company to repay the Treasury without penalty and without the need to raise new capital, subject to the Treasury's consultation with the recipient's appropriate regulatory agency. Additionally, upon repayment the Treasury will liquidate all outstanding warrants at their current market value.

The proceeds from the TARP Capital Purchase Program were allocated between the Series A Preferred Stock and the Warrant based on relative fair value, which resulted in an initial carrying value of $192.9 million for the Series A Preferred Shares and $3.1 million for the Warrant. The resulting discount to the Series A Preferred Shares of $3.1 million will accrete on a level yield basis over five years ending December 2013 and is being recognized as additional preferred stock dividends. The fair value assigned to the Series A Preferred Shares was estimated using a discounted cash flow model. The discount rate used in the model was based on yields on comparable publicly traded perpetual preferred stocks. The fair value assigned to the warrant was based on a Black Scholes option-pricing model using several inputs, including risk-free rate, expected stock price volatility and expected dividend yield.

The Series A Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). In accordance with the Purchase Agreement, the Company subsequently registered the Series A Preferred Stock, the Warrant and the shares of Common Stock underlying the Warrant under the Securities Act.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

a) Evaluation of Disclosure Controls and Procedures: An evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Act")) was carried out as of December 31, 2008 under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer and several other members of our senior management. Our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2008, our disclosure controls and procedures were effective in ensuring that the information we are required to disclose in the reports we file or submit under the Act is (i) accumulated and communicated to our management (including the Chief Executive Officer and Chief Financial Officer) to allow timely decisions regarding required disclosure, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

b). Management's Annual Report on Internal Control Over Financial Reporting: The annual report of management on the effectiveness of our internal control over financial reporting and the attestation report thereon issued by our independent registered public accounting firm are set forth under "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" under "Item 8. Financial Statements and Supplementary Data".

c) Changes in Internal Control Over Financial Reporting: During the quarter ended December 31, 2008, no change occurred in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors and Executive Officers. The information concerning our directors and executive officers required by this item is incorporated herein by reference from our definitive proxy statement for our 2009 Annual Meeting of Stockholders, a copy of which will be filed with the Securities and Exchange Commission not later than 120 days after the end of our fiscal year.

Section 16(a) Beneficial Ownership Reporting Compliance. The information concerning compliance with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 by our directors, officers and ten percent stockholders required by this item is incorporated herein by reference from our definitive proxy statement for our 2009 Annual Meeting of Stockholders, a copy of which will be filed with the Securities and Exchange Commission not later than 120 days after the end of our fiscal year.

Code of Ethics. We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions, and to all of our other employees and our directors. A copy of our code of ethics is available on our Internet website address, www.mbfinancial.com.

Item 11. Executive Compensation

The information concerning compensation and other matters required by this item is incorporated herein by reference from our definitive proxy statement for our 2009 Annual Meeting of Stockholders, a copy of which will be filed with the Securities and Exchange Commission not later than 120 days after the end of our fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information concerning security ownership of certain beneficial owners and management required by this item is incorporated herein by reference from our definitive proxy statement for our 2009 Annual Meeting of Stockholders, a copy of which will be filed with the Securities and Exchange Commission no later than 120 days after the end of our fiscal year.

The following table sets forth information as of December 31, 2008 with respect to compensation plans under which shares of our common stock may be issued:

Equity Compensation Plan Information

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options, warrants and rights (1)	Weighted Average Exercise Price of Outstanding Options, warrants and rights (1)	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in the first column) (2)
Equity compensation plans approved by stockholders........	3,241,278	$29.44	1,178,894
Equity compensation plans not approved by stockholders...	N/A	N/A	N/A
Total...	3,241,278	$29.44	1,178,894

(1) Includes 21,158 shares underlying stock options that we assumed in the First SecurityFed acquisition, and 135,392 shares underlying stock options, 4,937 shares underlying restricted stock units and 6,604 shares underlying director stock units that we assumed in the FOBB acquisition. Since the restricted stock units and the director stock units do not have an exercise price and are settled only for shares of our common stock on a one-for-one basis, these units are not relevant for purposes of computing the weighted average exercise price.

(2) Includes 797,187 shares remaining available for future issuance under our Amended and Restated Omnibus Incentive Plan which could be utilized for awards to plan participants in the form of restricted stock, restricted stock units, performance shares, performance units or other stock-based awards.

N/A – not applicable

Not included in the table are shares of our common stock that may be acquired by directors and officers who participate in the MB Financial, Inc. Stock Deferred Compensation Plan. This plan, along with the MB Financial, Inc. Non-Stock Deferred Compensation Plan, allows directors and eligible officers to defer a portion of their cash compensation. Neither plan has been approved by our stockholders. All distributions under the stock plan are made in shares of our common stock purchased by the plan trustee on the open market, except for fractional shares, which are paid in cash.

Item 13. Certain Relationships, Related Transactions and Director Independence

The information concerning certain relationships and related transactions and director independence required by this item is incorporated herein by reference from our definitive proxy statement for our 2009 Annual Meeting of Stockholders, a copy of which will be filed with the Securities and Exchange Commission not later than 120 days after the end of our fiscal year.

Item 14. Principal Accountant Fees and Services

The information concerning principal accountant fees and services is incorporated herein by reference from our definitive proxy statement for our 2009 Annual Meeting of Stockholders, a copy of which will be filed not later than 120 days after the end of our fiscal year.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements: See Part II--Item 8. Financial Statements and Supplementary Data.

(a)(2) Financial Statement Schedules: All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable.

(a)(3) Exhibits: See Exhibit Index.

(b) Exhibits: See Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MB FINANCIAL, INC.
(registrant)

By: /s/MITCHELL FEIGER
Mitchell Feiger
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	
/s/Mitchell Feiger **Mitchell Feiger**	Director, President and Chief Executive Officer (Principal Executive Officer), February 27, 2009	
/s/Jill E. York **Jill E. York**	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer), February 27, 2009	
/s/Thomas H. Harvey* **Thomas H. Harvey**	Director	) February 27, 2009
/s/David P. Bolger* **David P. Bolger**	Director	) February 27, 2009
/s/Robert S. Engleman, Jr.* **Robert S. Engleman, Jr.**	Director	) February 27, 2009
/s/Charles J. Gries* **Charles J. Gries**	Director	) February 27, 2009
/s/James N. Hallene* **James. N. Hallene**	Director	) February 27, 2009
/s/Richard J. Holmstrom* **Richard J. Holmstrom**	Director	) February 27, 2009
/s/Karen J. May* **Karen J. May**	Director	) February 27, 2009
/s/Patrick Henry* **Patrick Henry**	Director	) February 27, 2009
/s/Ronald D. Santo* **Ronald D. Santo**	Director	) February 27, 2009
***By: /s/Mitchell Feiger**	Attorney-in-Fact	)

EXHIBIT INDEX

Exhibit Number	Description
2.1	Amended and Restated Agreement and Plan of Merger, dated as of April 19, 2001, by and among the Registrant, MB Financial, Inc., a Delaware corporation ("Old MB Financial") and MidCity Financial (incorporated herein by reference to Appendix A to the joint proxy statement-prospectus filed by the Registrant pursuant to Rule 424(b) under the Securities Act of 1933 with the Securities and Exchange Commission (the "Commission") on October 9, 2001)
2.2	Agreement and Plan of Merger, dated as of November 1, 2002, by and among the Registrant, MB Financial Acquisition Corp II and South Holland Bancorp, Inc. (incorporated herein by reference to Exhibit 2 to the Registrant's Current Report Form 8-K filed on November 5, 2002 (File No. 0-24566-01))
2.3	Agreement and Plan of Merger, dated as of January 9, 2004, by and among the Registrant and First SecurityFed Financial, Inc. (incorporated herein by reference to Exhibit 2 to the Registrant's Current Report on Form 8-K filed on January 14, 2004 (File No.0-24566-01))
2.4	Agreement and Plan of Merger, dated as of May 1, 2006, by and among the Registrant, MBFI Acquisition Corp. and First Oak Brook Bancshares, Inc. ("First Oak Brook")(incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on May 2, 2006 (File No.0-24566-01))
3.1	Charter of the Registrant, as amended*
3.1A	Articles Supplementary to the Charter of the Registrant for the Registrant's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on December 8, 2008 (File No.0-24566-01))
3.2	Bylaws of the Registrant, as amended (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on December 11, 2007 (File No. 0-24566-01))
4.1	The Registrant hereby agrees to furnish to the Commission, upon request, the instruments defining the rights of the holders of each issue of long-term debt of the Registrant and its consolidated subsidiaries
4.2	Certificate of Registrant's Common Stock (incorporated herein by reference to Exhibit 4.1 to Amendment No. One to the Registrant's Registration Statement on Form S-4 (No. 333-64584))
4.3	Warrant to purchase shares of the Registrant's Common Stock (incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on December 8, 2008 (File No.0-24566-01))
10.1	Letter Agreement, dated as of December 5, 2008, between the Registrant and the United States Department of the Treasury (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 8, 2008 (File No.0-24566-01))

EXHIBIT INDEX

Exhibit Number	Description
10.2	Amended and Restated Employment Agreement between the Registrant and Mitchell Feiger*
10.3	Employment Agreement between MB Financial Bank, N.A. and Burton J. Field (incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (File No. 0-24566-01))
10.4	Form of Change and Control Severance Agreement between MB Financial Bank, National Association and each of Thomas Panos, Jill E. York, and Thomas P. Fitzgibbon, Jr. *
10.4B	Form of Change and Control Severance Agreement between MB Financial Bank, National Association and each of Burton Field, Larry J. Kallembach, Brian Wildman, Rosemarie Bouman and Susan Peterson*
10.5	Form of Letter Agreement between the United States Department of the Treasury and each of Mitchell Feiger, Thomas Panos, Jill E. York, Thomas P. Fitzgibbon, Jr., Burton Field, Larry J. Kallembach, Brian Wildman, Rosemarie Bouman, and Susan Peterson*
10.6	Coal City Corporation 1995 Stock Option Plan (incorporated herein by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-4 (No. 333-64584))
10.6A	Amendment to Coal City Corporation 1995 Stock Option Plan ((incorporated herein by reference to Exhibit 10.6A to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2006, filed on March 2, 2007 (File No. 0-24566-01))
10.7	MB Financial, Inc. Amended and Restated Omnibus Incentive Plan (the "Omnibus Incentive Plan") (incorporated herein by reference to the Registrant's definitive proxy statement filed on March 23, 2007 (File No. 0-24566-01))
10.8	MB Financial Stock Deferred Compensation Plan*
10.9	MB Financial Non-Stock Deferred Compensation Plan*
10.10	Avondale Federal Savings Bank Supplemental Executive Retirement Plan Agreement (incorporated herein by reference to Exhibit 10.2 to Old MB Financial's (then known as Avondale Financial Corp.) Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 0-24566))
10.11	Reserved

EXHIBIT INDEX

Exhibit Number	Description
10.12	Reserved
10.13	Amended and Restated Employment Agreement between MB Financial Bank, N.A. and Ronald D. Santo (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 14, 2004 (File No. 0-24566-01))
10.13A	Amendment to Amended and Restated Employment Agreement between MB Financial Bank, N.A. and Ronald D. Santo ((incorporated herein by reference to Exhibit 10.13A to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2006, filed on March 2, 2007 (File No. 0-24566-01))
10.14	First SecurityFed Financial, Inc. 1998 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit B to the definitive proxy statement filed by First SecurityFed Financial, Inc. on March 24, 1998 (File No. 0-23063))
10.14A	Amendment to First SecurityFed Financial, Inc. 1998 Stock Option and Incentive Plan ((incorporated herein by reference to Exhibit 10.14A to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2006, filed on March 2, 2007 (File No. 0-24566-01))
10.15	Tax Gross Up Agreements between the Registrant and each of Mitchell Feiger, Burton J. Field, Thomas D. Panos, Jill E. York and Thomas P. FitzGibbon, Jr., Larry J. Kallembach, Brian Wildman, and Susan Peterson *
10.15A	Tax Gross Up Agreement between the Registrant and Rosemarie Bouman*
10.16	Form of Incentive Stock Option Agreement for Executive Officers under the Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.16 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (File No. 0-24566-01))
10.17	Form of Non-Qualified Stock Option Agreement for Directors under the Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.16 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (File No. 0-24566-01))
10.18	Form of Restricted Stock Agreement for Executive Officers under the Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.16 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (File No. 0-24566-01))
10.18A	Amendment to Form of Incentive Stock Option Agreement and Form of Restricted Stock Agreement for Executive Officers under the Omnibus Incentive Plan*

EXHIBIT INDEX

Exhibit Number	Description
10.19	Form of Restricted Stock Agreement for Directors under the Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.16 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (File No. 0-24566-01))
10.20	First Oak Brook Bancshares, Inc. Incentive Compensation Plan (incorporated herein by reference to Appendix A to the definitive proxy statement filed by First Oak Brook on March 30, 2004 (File No. 0-14468))
10.20A	Amendment to First Oak Brook Bancshares, Inc. Incentive Compensation Plan ((incorporated herein by reference to Exhibit 10.20A to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2006, filed on March 2, 2007 (File No. 0-24566-01))
10.21	First Oak Brook Bancshares, Inc. 2001 Stock Incentive Plan (incorporated herein by reference to Appendix A to the definitive proxy statement filed by First Oak Brook on April 2, 2001 (File No. 0-14468))
10.21A	Amendment to First Oak Brook Bancshares, Inc. 2001 Stock Incentive Plan ((incorporated herein by reference to Exhibit 10.21A to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2006, filed on March 2, 2007 (File No. 0-24566-01))
10.22	First Oak Brook Bancshares, Inc. Directors Stock Plan (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed by First Oak Brook on October 25, 1999 (File No. 333-89647))
10.23	Reserved.
10.24	Reserved.
10.25	Reserved.
10.26	Reserved.
10.27	First Oak Brook Bancshares, Inc. Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.3 to First Oak Brook's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-14468))

EXHIBIT INDEX

Exhibit Number	**Description**
10.27A	Amendment to First Oak Brook Bancshares, Inc. Executive Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.27A to the Registrant's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2007 filed on May 15, 2007)
10.28	Transitional Employment Agreement between the Registrant (as successor to First Oak Brook) and Susan Peterson (incorporated herein by reference to Exhibit 10.27 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (File No. 0-24566-01))
10.29	Form of Transitional Employment Agreement between the Registrant (as successor to First Oak Brook) and Rosemarie Bouman (incorporated herein by reference to Exhibit 10.10 to First Oak Brook's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 0-14468))
10.29A	First Amendment to Transitional Employment Agreement between the Registrant (as successor to First Oak Brook) and Rosemarie Bouman ((incorporated herein by reference to Exhibit 10.28A to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2006, filed March 2, 2007 (File No. 0-24566-01))
10.29B	Second Amendment to Transitional Employment Agreement between the Registrant (as successor to First Oak Brook) and Rosemarie Bouman ((incorporated herein by reference to Exhibit 10.28B to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2006, filed March 2, 2007 (File No. 0-24566-01))
21	Subsidiaries of the Registrant*
23	Consent of McGladrey & Pullen *
24	Power of Attorney*
31.1	Rule 13a – 14(a)/15d – 14(a) Certification (Chief Executive Officer)*
31.2	Rule 13a – 14(a)/15d – 14(a) Certification (Chief Financial Officer)*
32	Section 1350 Certifications*

* Filed herewith

END